FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of April 2005

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:
Annual Report 2004

Straight talking

Annual Report 2004

STRAIGHT TALKING

2	Chairman’s statement

STRATEGY: OUR ROAD TO GROWTH

4	Overview

6	Exploiting the smallpox franchise to the full

8	Driving the product pipeline forward

10	Building on our strengths

12	Improving the predictability of our revenue stream

DEVELOPMENT: MANAGING OUR GROWTH

14	Improving controls and compliance

16	Growing responsibly

18	Risk management

PERFORMANCE REVIEW: THE UPS AND DOWNS OF 2004

20	Operating review of 2004

23	Financial review of 2004

BOARD REVIEW: STRONGER GOVERNANCE, BROADER EXPERIENCE

26	Chairman’s Board review

28	Directors’ biographies

30	Corporate governance statement

32	Remuneration report

FINANCIALS: THE FACTS AND FIGURES

42	Directors’ report

44	Directors’ responsibilities

45	Independent auditors’ report to the members of Acambis plc

46	Financial statements

50	Notes to Group financial statements

71	Summarised Group statements

GENERAL INFORMATION

72	Shareholder information

BC	Company information and advisers

ABBREVIATIONS AND DEFINITIONS

The following abbreviations are used throughout this document

ADR	American Depositary Receipt
AGM	Annual General Meeting
Baxter	Baxter International Inc. or subsidiaries thereof
BIA	BioIndustry Association
BLA	Biologics License Application
BPC	Berna Products Corporation
CDC	US Centers for Disease Control and Prevention
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CR	Corporate responsibility
CSO	Chief Scientific Officer
DSMB	Data and Safety Monitoring Board
EITF	Emerging Issues Task Force
EMA	European Medicines Agency
EPS	Earnings per share
ESOP	Employee Share Ownership Plan
FASB	Financial Accounting Standards Board
FDA	Food and Drug Administration
FIN	FASB Interpretation Numbers
FRS	Financial Reporting Standard
GAAP	Generally Accepted Accounting Principles
GSK	GlaxoSmithKline
IAS	International Accounting Standards
ID	Infectious disease
IFRS	International Financial Reporting Standards
IND	Investigational New Drug
IP	Intellectual Property
JE	Japanese encephalitis
LSE	London Stock Exchange
LTIP	Long-term share incentive plan
MVA	Modified Vaccinia Ankara
NIAID	National Institute of Allergy and Infectious Disease
NIH	National Institutes of Health
OFR	Operating and Financial Review
PwC	PricewaterhouseCoopers LLP
QA/QC	Quality Assurance/Quality Control
R&D	Research and development
SEC	Securities and Exchange Commission
SP	sanofi pasteur
SFAS	Statement of Financial Accounting Standard
TSR	Total shareholder return
UITF	Urgent Issues Task Force
VIG	Vaccinia Immune Globulin
WHO	World Health Organization

About Acambis
Acambis is a biopharmaceutical company operating in the infectious disease arena, with a focus on developing new vaccines. We are headquartered in Cambridge, UK. The majority of our operations are based in the US, with R&D in Cambridge, MA, manufacturing in Canton, MA and a sales and marketing operation in Miami, FL. We are a UK public limited company with shares listed on the LSE since 1995 and on NASDAQ, in the form of ADRs, since 2001. We employ around 270 people and are building fully integrated operations to enable us to research, develop, test, manufacture and sell new vaccines.

About this Annual Report
This is the Annual Report for the year ended 31 December 2004. It contains the Annual Report and Financial Statements in accordance with UK regulations. The Annual Report on Form 20-F for the US SEC will be filed separately. References to the Group and Acambis throughout this document relate to Acambis plc and all of its subsidiary and associated undertakings. References to the Company are to Acambis plc, the ultimate holding company. For further information on Acambis, please visit our website at www.acambis.com

Cautionary statement regarding forward-looking statements
Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made in this document are subject to risks and uncertainties that may cause actual results to differ materially from those projected. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements. Factors that may affect the Group’s operations are discussed in the operating and financial review and the corporate governance statement contained within this Annual Report and in documents as filed with the US SEC from time to time.

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Straight talking	1

In this year’s Annual Report, we’re ‘straight talking’. Where is Acambis going? What are we doing to grow the business? How are we changing to manage that growth? How have we been performing? The answers to these and other questions are provided in the following sections:

Strategy: our road to growth

Development: managing our growth

Performance review: the ups and downs of 2004

Board review: stronger governance, broader experience

Financials: the facts and figures

But first, our Chairman is looking towards a year of investment in 2005...

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2	Chairman’s statement

Looking towards a year of investment in 2005

Our goal is to build Acambis into a fully integrated biopharmaceutical company, targeting infectious diseases with vaccines and other biological products. Whilst our current focus is on vaccines, we will consider the development of other biological products in due course.

REVIEW OF 2004
With good news and progress in some areas and disappointments in others, 2004 was a year of mixed fortunes for Acambis. Much attention was directed during the year to our high-profile ACAM2000 investigational smallpox vaccine project as we faced not only a five month-long clinical hold on our two Phase III trials but also the US Government’s unexpected decision not to place an anticipated order for a further 26.5 million doses.
     The clinical hold on ACAM2000 was lifted in September and we are working towards submitting a BLA to the US FDA during 2005, under the fast-track status we were granted at the end of 2004. We also succeeded in winning ACAM2000 contracts with three other governments during 2004 and have submitted a proposal to the US Government for Acambis to provide it with an ongoing production readiness capability, known as ‘warm-base’ manufacturing.
     We were delighted to be awarded a second US Government contract for development and manufacture of our MVA attenuated smallpox vaccine, which also received fast-track status from the FDA during the year. This second contract, potentially worth up to $131m, ensures we continue to be very well positioned to bid for future US Government stockpiling contracts.
     We also became the first company to report results from a human clinical trial of a West Nile vaccine candidate, from which further results are expected during the first half of 2005. In addition, based on the data from our Phase I trial, the ChimenVax-Dengue vaccine is advancing to the next stage of clinical development.
     On the management front, following his appointment as CEO in February 2004, Gordon Cameron is providing strong leadership in driving forward our strategy and operations. Together with David Lawrence, who joined us as CFO from Chiron Vaccines in August, and our CSO, Dr Tom Monath, our team of Executive Directors represents a strong combination of diverse knowledge and experience, and is well equipped to manage our new phase of growth.

After 11 years with the Company, Nick Higgins stood down as Chief Business Officer at the end of 2004 to pursue alternative career opportunities within the biotechnology industry, and we extend to him our considerable thanks and best wishes.
     The Board has also been strengthened through the appointment of two Non-executive Directors, Ross Graham and Dr Randal Chase, who provide financial experience and industry expertise, respectively.
     We also welcomed Dr Joan Fusco into the senior management team as Senior Vice President, Operations, with responsibility for key operational areas of Manufacturing, Process Development and Quality. Joan was previously a Vice President in the vaccines division of Baxter and has gained extensive technical, commercial, project management and operational experience during her 18 years in the vaccine industry. Through the addition of Joan, David, Ross and Randal, we have significantly expanded our commercial and industry expertise.

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3

THE OFR

UNDER UK GOVERNMENT LEGISLATION, QUOTED COMPANIES WILL BE REQUIRED TO PUBLISH A NEW OFR IN THEIR ANNUAL REPORTS FOR ACCOUNTING PERIODS COMMENCING AFTER 1 APRIL 2005. FOR ACAMBIS, THIS WILL APPLY AS FROM NEXT YEAR’S ANNUAL REPORT. THE OFR IS INTENDED TO ADDRESS A COMPANY’S PERFORMANCE AND FACTORS INFLUENCING BOTH PAST RESULTS AND FUTURE PERFORMANCE SO THAT STAKEHOLDERS ARE ABLE TO ASSESS THE STRATEGIES A COMPANY HAS ADOPTED AND THE LIKELIHOOD OF ITS ACHIEVING ITS GOALS.
AS PART OF OUR ONGOING COMMITMENT TO OPEN COMMUNICATION WITH SHAREHOLDERS, WE HAVE CHOSEN TO APPLY THE OFR PRINCIPLES EARLY TO OUR ANNUAL REPORTS. WE INTRODUCED A NEW-STYLE OFR IN OUR 2003 ANNUAL REPORT AND HAVE EXPANDED OUR APPLICATION OF THE OFR IN THIS, OUR 2004 ANNUAL REPORT. THIS INFORMATION IS PRESENTED AS FOLLOWS:

PAGE

A STATEMENT OF THE BUSINESS, OBJECTIVES AND STRATEGIES	4-5

TRENDS AND FACTORS AFFECTING FUTURE PERFORMANCE	4-13

TRENDS AND FACTORS AFFECTING PAST PERFORMANCE	20-25

A DESCRIPTION OF THE RESOURCES AVAILABLE	10-11, 14-15

PRINCIPAL RISKS AND UNCERTAINTIES	18-19

CAPITAL STRUCTURE, TREASURY POLICIES AND LIQUIDITY	25

CR/SOCIAL, ENVIRONMENTAL AND ETHICAL MATTERS	16-17

THE YEAR AHEAD
In the Board’s view, 2005 is a year of investment aimed at driving our product pipeline forward, building Acambis’ core capabilities and seeking to exploit further opportunities to expand the business.
     Though we have been a profitable company since 2002, we anticipate that the expected decline in revenues from our ACAM2000 US Government contract, coupled with the level of investment required to develop our product pipeline, may mean that we need to make a choice between remaining profitable in the short term and making the required R&D investment. Given that choice, it is clearly appropriate that we should invest in the products for the long-term value they can generate.
     We have clear goals of building a fully integrated business and maximising our revenue-generating opportunities to enable us to drive forward and expand our product portfolio. With our new management team in place, we are confident that, during 2005, we will make good progress towards our aim of establishing Acambis as one of the leading players in a new generation of vaccine companies.

Alan Smith
Chairman

Our top 10 priorities for 2005

We have established the following priorities for the coming year. These will be the areas on which our resources will be most closely focused.

File the ACAM2000 BLA with the FDA

Secure ACAM2000 US Government warm-base manufacturing contract

Achieve year-on-year growth in sales of ACAM2000 to other governments, in partnership with Baxter

Execute planned activities under our existing US Government MVA contract

Implement strategy to win the US Government’s MVA stockpile contract

Commence Phase III trial of ChimeriVax-JE

Commence Phase II trial of ChimeriVax-West Nile

Commence Phase I trial of C. difficile

Utilise our manufacturing capacity

Add products and/or projects to our portfolio

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4	Strategy: our road to growth

Our road to growth

The infectious disease arena and, in particular, infectious disease vaccines offer major opportunities for companies such as Acambis. Through factors such as an increased emphasis on preventative medicine in Western countries, emergence of new diseases, continued growth in travel to endemic regions and concerns about the threat of viruses and bacteria being used as biological weapons, vaccines are now recognised internationally as a critical part of health management strategies. Vaccines, which are Acambis’ focus, continue to represent the fastest-growing ID sector, with a compound annual growth rate of almost 26% between 1999 and 2003.1

Acambis aims to become a fully integrated biopharmaceutical company, targeting infectious diseases. We have identified four key components to deliver that goal:

Exploit our smallpox franchise to the full

Drive the development of new products

Develop and leverage core capabilities

Improve the predictability of our revenue stream

SMALLPOX FRANCHISE
Much of our recent success has come from government contracts for our new, investigational smallpox vaccine. Governments and other bodies are keen to ensure that they are prepared for potential smallpox outbreaks. Acambis is at the forefront of helping governments to meet that need.
     We have positioned ourselves to gain maximum benefit from the smallpox biodefence opportunity, which offers the possibility for both profitable, short-term revenues from government stockpiling contracts and sustainable revenues from ongoing ‘warm-base’ manufacturing and stockpile maintenance.

PRODUCT PIPELINE
A clear benefit to Acambis of the smallpox franchise is that it generates cash for us to invest in the product development pipeline, which is the main driver of medium- to long-term value and growth. We maintain a balanced pipeline of early-, mid- and late-stage programmes to maximise our probability of success. The products we have in development reflect key areas of expansion within the vaccine industry, including biodefence, travel, emerging diseases and those individuals, such as the elderly, whose weaker immune systems put them at greater risk of suffering severe effects from an infection.

CORE CAPABILITIES
We are continuing to build our core capabilities. We have built significant clinical development and regulatory expertise, plus manufacturing capacity and the requisite QA/QC expertise to oversee product development and manufacture. We also have a US travel vaccines sales, marketing and distribution infrastructure.
     These core capabilities, together with our balance sheet strength, enable us to increase the retained value of our product pipeline by investing in and conducting product development ourselves and, wherever possible, manufacturing products in-house and marketing them. Where we are able to use our own resources we can gain greater control over our operations and also retain a greater proportion of a product’s profit margin than if we out-licensed it to a pharmaceutical company, contracted third-party manufacture or used a distributor to market and/or sell it.

REVENUE STREAM
Whilst bidding for government contracts remains a major part of our business, our revenues will continue to be volatile and unpredictable. Clearly, we want to maximise those revenue streams, but we also want to develop predictable revenues from sustainable business. As our existing pipeline is not expected to make a substantial contribution to revenues before 2008, at the earliest, we are seeking to leverage our strengths to bring in additional projects and revenues through in-licensing, partnering or acquisition.

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5

Acambis’ strategy is overseen and approved
by our Board of Directors. From left to right, they are:
Ross Graham, Non-executive Director
Dr Thomas Monath, Chief Scientific Officer
Elizabeth Brown, Company Secretary
Alan Smith, Chairman
Gordon Cameron OBE, Chief Executive Officer
Michael Lytton, Non-executive Director
David Lawrence, Chief Financial Officer
Dr Randal Chase, Non-executive Director
Alan Dalby, Non-executive Director

About our industry

There are an estimated 200 companies operating in the vaccine arena, selling or developing around 600 products. The five major players – SP, GSK, Merck, Wyeth and Chiron – generated around 83% of the $8.9bn annual worldwide sales in 2003,[2] with other sales being shared between mid-size companies such as Acambis, Baxter Vaccines, Berna Biotech, ID Biomedical and Solvay.

Typically, these mid-size companies, like Acambis, employ between 250 and 1,000 employees, are often investing in developing their infrastructures, including manufacturing and marketing, and tend to have varied geographical coverage. They may sell some products and have late-stage development programmes but may not be inclined to out-license products except to gain experience or coverage that they lack.

The need for long-term investment in R&D, considerable manufacturing capacity and capability, and the ever-increasing regulatory burden have established high barriers to entry and encouraged industry consolidation to bring the acquirer access to products, expertise or expanded geographical reach. Recent examples include ID Biomedical’s acquisition of Shire’s vaccine business, Chiron’s acquisition of PowderJect and Berna Biotech’s acquisition of Rhein Biotech.

Although the majority of sales today are for paediatric vaccines, elective vaccination of adolescents, adults and the elderly is gaining profile. Target markets include vaccines for diseases associated with pregnancy, sexual contact, drug use and hospital-acquired infections, as well as the more well-known travel/military vaccination markets, biodefence vaccines and the high-profile influenza market.

1 Datamonitor,‘Commercial Insight: Vaccines’, July 2004
2 Ibid.

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6	Strategy: our road to growth

Exploiting the smallpox franchise to the full

We are one of only a handful of companies competing in the smallpox vaccine arena and, through the number of contracts we have won and the extent of clinical development work we have undertaken, have positioned ourselves at the forefront of this market.

Our franchise is built around three programmes:

ACAM2000

THIS NEW, INVESTIGATIONAL SMALLPOX VACCINE IS MANUFACTURED USING MODERN CELL-CULTURE TECHNIQUES TO TODAY'S RIGOROUSLY REGULATED STANDARDS AND IS SOLD TO GOVERNMENTS FOR EMERGENCY-USE STOCKPILES. SUBMISSION OF A BLA TO THE FDA IS PLANNED IN 2005.

C-VIG[1]

THIS INVESTIGATIONAL PRODUCT, PRODUCED BY CANGENE CORPORATION, IS USED TO TREAT ADVERSE REACTIONS TO SMALLPOX VACCINATION AND, AS SUCH, IS REQUIRED BY ANY GOVERNMENT STOCKPILING SMALLPOX VACCINE. CANGENE HAS SUBMITTED A BLA TO THE FDA.

ACAM2000
C-VIG
MVA

MVA

THIS INVESTIGATIONAL WEAKENED SMALLPOX VACCINE MAY BE SUITABLE FOR PEOPLE FOR WHOM MAINSTREAM SMALLPOX VACCINES ARE CONTRAINDICATED, SUCH AS THOSE WITH DISORDERS OF THE IMMUNE SYSTEM OR SKIN CONDITIONS SUCH AS ECZEMA. CLINICAL TESTING OF THIS VACCINE IS ONGOING.

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Our smallpox franchise is important to us for two reasons: first, further stockpiling contracts with the US or other governments for our ACAM2000 and MVA smallpox vaccines could generate significant revenues; and, second, we aim to fulfil the US Government’s requirement for ongoing manufacturing capabilities, which could generate longer-term, predictable revenues.

ACAM2000 – US GOVERNMENT REQUIREMENTS
The US Government has established an emergency-use stockpile containing 182.5 million doses of investigational ACAM2000. In addition, it has an estimated 10-15 million doses of Wyeth’s Dryvax® and 85 million doses of SP’s ‘Wetvax’, both of which were manufactured using traditional methods that are no longer acceptable. With these doses, the US believes that it has a stockpile sufficient to meet its vaccination needs if there were a smallpox outbreak.
     We aim to place our current relationship with the US Government on a more long-term footing through fulfilling its requirement for an ongoing smallpox vaccine manufacturing capability, known as ‘warm-base’ manufacturing. The systems and procedures we established under our current US Government contracts are a major asset to the US in its ongoing biodefence plans. Through warm-base manufacturing, annual production runs would test our systems and procedures to ensure that we could rapidly ramp up production, if required by the US. Such arrangements are already typical for defence contractors.
     Vaccine doses produced through warm-base manufacturing would continue to supply the US’s stockpile, potentially replacing the old vaccine and any doses of ACAM2000 that, over time,

fall below accepted potency levels. In addition, although warm-base manufacturing would set a base-line annual production level, it would also give the US Government a flexible ordering mechanism by which it could increase the level of production in any given year if a higher number of doses were required for maintenance or replenishment of the stockpile. One of our key goals is to secure a warm-base manufacturing contract during 2005.

MVA – US GOVERNMENT PROCUREMENT
The US has also indicated its intention to procure a stockpile of an attenuated smallpox vaccine, such as MVA, for the proportion of the population for whom the traditional smallpox vaccine is contraindicated. Congressional Budget Office estimates for the Project Bioshield Act,2 which was passed by US Congress in July 2004, indicate that procuring such a stockpile could cost up to an estimated $900m. The US Government is widely expected to conduct a tender process during 2005 to award a contract or contracts to supply the stockpile.
     Winning some or all of a US Government contract could bring sufficient revenues to contribute to bridging the gap between the major revenues of our US Government ACAM2000 contract, being recognised between 2002 and 2006, and the potential future revenues from our R&D pipeline from about 2008. It would also generate additional cash to invest in product development and other opportunities.
     As one of two companies awarded US Government MVA development and manufacturing contracts in February 2003 and September 2004, we are extremely well positioned to bid for the stockpile contract. Our partnership on this project with Baxter combines its extensive manufacturing capacity and knowledge with our considerable expertise in government contracting, clinical development and regulatory affairs, developed through our previous US Government contracts. The Acambis/ Baxter partnership has a strong track-record established through our work on the ACAM2000 US Government contract.

ACAM2000 – OTHER GOVERNMENT CONTRACTS
The US has, undoubtedly, taken the lead in establishing smallpox vaccine stockpiles, but many other governments continue to issue procurement contracts for mainstream vaccine, such as ACAM2000. Baxter markets ACAM2000 and C-VIG on our behalf outside the US and the UK.1 We are competing, principally, with SP and Bavarian Nordic, both of whom have previously supplied doses of investigational, cell culture-derived smallpox vaccine to governments. However, there is no widely available, licensed vaccine and we believe that the extensive clinical trial data package we have generated on ACAM2000 already gives us a major competitive advantage in discussions with governments, which would be increased with licensure. We plan to submit a BLA to the FDA in 2005.
     In the last two years, in conjunction with Baxter, we have won contracts of varying size with 13 governments, the majority being in Europe. Although no country has issued a contract as sizeable as the US’s nor is currently expected to do so, we ensure we are positioned to maximise every opportunity that exists.

1	Acambis is sales agent for C-VIG outside North America and Israel and Baxter assists us in marketing C-VIG
2	Congressional Budget Office estimate, May 2003

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8	Strategy: our road to growth

Driving the product
pipeline forward

Our product pipeline is critical to the future success of Acambis. We aim to develop a balance of short-, medium- and long-term projects that, ultimately, will enable us to generate a regular and sustained flow of new products coming to market.

In January 2004, we completed a strategic review of our R&D pipeline and selected seven clinical-stage programmes to pursue. These were chosen based on a combination of their technical probability of success and the potential commercial opportunity. By focusing our resources on these programmes, we aim to drive these vaccines through to licensure as rapidly as possible. We will also continue to review opportunities to supplement our pipeline.

Our portfolio includes one licensed product and seven vaccines in development, plus several more at earlier stages.
      The licensed product we sell is an oral typhoid vaccine, Vivotif®, which is owned and manufactured by Berna Biotech. We have North American sales rights through our BPC sales, marketing and distribution company, which principally sells to travel clinics and has also previously handled military contracts.

ACAM2000 and MVA are both investigational smallpox vaccines and are intended for government emergency-use stockpiling. Sales of ACAM2000 to governments for emergency-use stockpiles are currently made under an FDA IND application. Further information on these and a related product, C-VIG, for which we are sales agent, is provided on pages 6 and 7.
       We have the opportunity to channel two of the vaccines we currently have in development through BPC for both the US travel vaccine and military markets. ARILVAX™ is a yellow fever vaccine owned and manufactured by Chiron Vaccines for which we have US sales rights. ChimeriVax-JE, which we developed using our proprietary ChimeriVax™ technology, targets the mosquito-borne JE virus.
       In addition to the travel vaccine market, there is likely to be a more significant market opportunity for

ACAMBIS’ PORTFOLIO		PHASE I	PHASE II

ACAM2000	SMALLPOX VACCINE CURRENTLY SOLD UNDER FDA IND TO GOVERNMENTS FOR EMERGENCY-USE STOCKPILES

MVA	WEAKENED SMALLPOX VACCINE BEING DEVELOPED FOR IMMUNOCOMPROMISED

C-VIG	TREATMENT FOR REACTIONS TO SMALLPOX VACCINATION. SALES AGENT TO CANGENE OUTSIDE N. AMERICA AND ISRAEL

VIVOTIF®	N. AMERICAN SALES RIGHTS FROM BERNA BIOTECH TO LICENSED PROPHYLACTIC ORAL TYPHOID VACCINE

ARILVAX™	US SALES RIGHTS TO CHIRON’S YELLOW FEVER VACCINE

CHIMERIVAX-JE	VACCINE AGAINST VIRAL DISEASE, JAPANESE ENCEPHALITIS, FOR ENDEMIC AND TRAVEL MARKETS

CHIMERIVAX-WEST NILE	VACCINE AGAINST WEST NILE VIRUS, PRIMARILY FOR N. AMERICAN MARKET

CHIMERIVAX-DENGUE	VACCINE AGAINST DENGUE FEVER LICENSED TO SP

C. DIFFICILE	TO TREAT OR PREVENT C.DIFFICILE-ASSOCIATED DIARRHOEA, A HOSPITAL-ACQUIRED BACTERIAL INFECTION

*The above table represents Acambis’ current internal best estimates of the earliest possible dates of when products may be licensed. As ever, these are subject to risks and uncertainties that may cause actual results to differ materially from those projected.

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ChimeriVax-JE in the regions of the world where the virus is endemic, such as south and east Asia, and north Australia. We have retained full rights to this programme, including manufacturing, which takes place at our Canton, MA facility, and have the ability to conduct clinical development ourselves in countries such as the US, but may look for endemic region partners to facilitate development/licensure and sales, marketing and distribution.
       West Nile is a high-profile example of the impact of emerging infectious diseases. It had never been seen in the US before 1999 but, since then, it has spread throughout the country causing disease in more than 16,000 people and over 650 deaths. Infection with this mosquito-borne virus is of greatest threat to those aged 50 and above, who would be the primary target for a vaccine. Our market for vaccine sales would, therefore, be Primary Care Physicians, which requires an extensive distribution infrastructure beyond our current capabilities. Using our core capabilities, we plan to conduct clinical development and manufacture ourselves and look for a marketing or distribution partner when closer to licensure.
       With an estimated 50 million cases of dengue virus-related illness a year, ChimeriVax-Dengue could be the single largest market opportunity in our pipeline. Worldwide rights are licensed to SP. It fully funds the development programme and has responsibility for manufacturing and further clinical development. Acambis is entitled to milestone payments and a royalty on any sales.
       Our C. difficile vaccine is the one therapeutic vaccine we currently have in development and is intended, initially, to be a treatment for those suffering from C. difficile-associated diarrhoea, which is generally acquired in institutional settings, such as hospitals or nursing homes. Such hospital-acquired infections are a growing problem and create a significant burden for healthcare systems. As with ChimeriVax-West Nile, we would require a partner with specialised marketing/distribution capability for C. difficile.

PIPELINE PROGRESS
In 2005, we aim to progress several of our key development programmes into their next stage. This includes filing a product licence application for ACAM2000, initiating a pivotal Phase III trial of ChimeriVax-JE, progressing MVA, ChimeriVax-West Nile and ChimeriVax-Dengue into the next stage and undertaking Phase I trials of our C.  difficile vaccine.
       We also have a number of earlier-stage projects that we aim to progress closer to clinical development during 2005.

PHASE III	PRE-REGISTRATION	REGISTRATION	MARKETED	EARLIEST ESTIMATED LICENSURE DATE*

2006

2009

2005

LAUNCHED

TO BE
DETERMINED**

2007

2008

2010

2009

	PROJECT STATUS AS AT 31 DEC 2004			**For an update on ARILVAX, refer to our Operating Review on page 21
ACAM2000 AND C-VIG ARE CURRENTLY BEING SOLD TO GOVERNMENTS UNDER FDA IND APPLICATIONS FOR EMERGENCY-USE STOCKPILING

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10	Strategy: our road to growth

Building on our strengths

We believe that developing core capabilities in-house is critical to our long-term success. Through conducting product development, manufacturing and sales, marketing and distribution ourselves as far as possible, we can better control the development of our vaccines and retain more value by holding on to product rights.

PRODUCT DEVELOPMENT
Wherever appropriate, we invest in product development ourselves, in line with our capabilities, rather than seeking funding from a partner such as a pharmaceutical company in exchange for out-licensing product rights. To support this, we have developed experienced teams to run our clinical trials and to liaise with the regulatory agencies, such as the FDA and the EMA, that oversee trials and review applications for licensure.
      Of our vaccines in clinical development, we have full rights to ACAM2000, ChimeriVax-JE, ChimeriVax-West Nile and C. difficile, and have a partnership with Baxter on MVA. In the short term, while we are in the process of establishing more sustainable revenue streams, we can utilise our strong cash position to fund development.

MANUFACTURING
Our manufacturing capability is a major strategic asset. This competency, together with strong QA/QC systems to oversee the manufacturing process, is core to the successful development of biopharmaceutical products such as vaccines. In recent years, several vaccine companies have encountered manufacturing problems that have resulted in supply shortages or product withdrawals. Many of the facilities concerned were built decades ago. Our facility was designed and built in the last few years, to the very latest regulatory standards, placing us in a strong strategic position. With limited manufacturing capacity available in some areas, competing demands for that capacity and ever more rigorous QA/QC requirements, we believe we can control our costs and timelines better by manufacturing our products ourselves, and maximise value by retaining the manufacturing margin.
      For these reasons, we are manufacturing in-house four of our key projects – ACAM2000, ChimeriVax-JE, ChimeriVax-West Nile and C. difficile –and have invested in extensive quality systems to ensure we maintain the highest standards, to which we are strongly committed. As the capability we have today is purely for bulk manufacturing, we are exploring the potential to extend into areas where significant capacity shortage exists, such as fill/finish.

SALES AND MARKETING
Given the geographical diversity of markets for our products, we do not expect to sell all of our products ourselves in all markets. Through BPC we already have a key sales and marketing capability targeting the US travel vaccine sector and we intend to utilise this infrastructure for other products in our pipeline. At this stage in Acambis’ development, for products such as the ChimeriVax-West Nile and C. difficile vaccines that target different customer bases and for sales outside the US, we will require distribution partners and/or a major marketing partner with well-established capabilities, such as one of the major pharmaceutical companies.

DEVELOPING THE PIPELINE
As it takes many years and significant capital investment to develop capabilities such as clinical operations, regulatory affairs, QA/QC and manufacturing, these can also be important assets for us in attracting further research and/or early-stage clinical programmes. Many smaller companies require partners with such core competencies to help them continue development of products, and Acambis, with these abilities and a strong balance sheet, can be an attractive partner.

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OUR CORE CAPABILITIES

BUSINESS DEVELOPMENT:
ACTIVELY PURSUES LICENSING, CO-MARKETING AND ACQUISITION OPPORTUNITIES RELATED TO EXPANDING OUR PRODUCT PORTFOLIO AND BUILDING CORE CAPABILITIES

RESEARCH:
MADE UP OF SEVERAL DIFFERENT GROUPS AND DISCIPLINES, INCLUDING DISCOVERY, VIROLOGY, CELL BIOLOGY AND SEROLOGY; CONDUCTS IN-HOUSE RESEARCH AND SUPPORTS ONGOING WORK REQUIRED FOR CLINICAL PROJECTS

DEVELOPMENT:
INCLUDES AREAS SUCH AS PROCESS DEVELOPMENT AND FACILITATES TRANSITION OF PROJECTS FROM RESEARCH INTO CLINICAL TESTING AND MANUFACTURING

CLINICAL OPERATIONS:
DIRECTS CLINICAL TESTING PROGRAMMES, FROM TRIAL DESIGN TO MONITORING OF VACCINATIONS AND COLLATION AND ANALYSIS OF DATA

REGULATORY AFFAIRS:
INTERFACES WITH REGULATORY AGENCIES SUCH AS FDA AND EMA ON PERMISSIONS TO CONDUCT CLINICAL TRIALS AND APPLICATIONS FOR PRODUCT LICENSURE

QA/QC:
OVERSEES ALL PROJECT-RELATED ACTIVITIES TO ENSURE ACAMBIS' COMPLIANCE WITH GOOD MANUFACTURING PRACTICE, GOOD CLINICAL PRACTICE AND GOOD LABORATORY PRACTICE

MANUFACTURING:
INCLUDES BOTH MANUFACTURING AND THOSE FUNCTIONS NECESSARY TO THE CANTON OPERATION, SUCH AS PRODUCTION, ENGINEERING AND MATERIALS MANAGEMENT

SALES & MARKETING:
INCORPORATES BOTH AN IN-HOUSE TEAM CURRENTLY FOCUSED ON SMALLPOX-RELATED SALES TO GOVERNMENTS AND BPC, WHICH SELLS VIVOTIF TO TRAVEL CLINICS, GOVERNMENT AGENCIES ETC., IN NORTH AMERICA

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12	Strategy: our road to growth

Improving the predictability of our revenue stream

To date, our revenues have been principally driven by sales to governments of our ACAM2000 smallpox vaccine. These contracts have been significant cash generators and we will continue to bid for further contracts, including MVA. In parallel with those efforts, we want to develop more sustainable revenue streams that reduce our reliance on bidding for unpredictable government contracts.

SMALLPOX VACCINE REVENUES
Our work with the US Government for the manufacture of 182.5 million doses of ACAM2000 smallpox vaccine and R&D activities has driven our revenues and profitability since 2002 but the work will be completed, and all revenues recognised, by the end of 2006.
     The challenge facing us, therefore, is to generate further revenue streams, going forward. In the medium and long term, revenues should be driven by sales of the vaccines we develop. In the short term, if we were to win some or all of the US Government MVA smallpox stockpiling contract, this could bring in revenues to contribute to bridging between the ACAM2000 contract and potential product pipeline revenues. We would expect the gross profit to Acambis to be lower on an MVA contract because Baxter would undertake more of the manufacturing than with ACAM2000.

BUILDING PREDICTABLE REVENUE STREAMS
Whilst we place a high priority on winning the MVA stockpiling contract, one of our key strategies is to generate other more predictable and sustainable revenues, and we have identified the following ways to achieve this.

A) WARM-BASE MANUFACTURING
Now that the US Government’s primary smallpox vaccine stockpile is in place, we are discussing a ‘warm-base’

POTENTIAL REVENUE STREAMS OF PRODUCTS ALREADY IN ACAMBIS’ PORTFOLIO	2004	2005

ACAM2000

US GOVERNMENT CONTRACT

US GOVERNMENT WARM-BASE

OTHER GOVERNMENT SALES

MVA

US R&D CONTRACT (RFP1)

US 3M-DOSE CONTRACT (RFP2)

US 50M- TO 60M-DOSE CONTRACT

C-VIG

VIVOTIF® (TYPHOID)

CHIMERIVAX-JE

CHIMERIVAX-WEST NILE

The above table represents Acambis’ current internal best estimates of when revenues could be generated in the future.

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13

manufacturing contract that would require annual production runs to test our systems and equipment such that we could rapidly escalate production, if necessary. Such a contract would have the benefit of establishing a guaranteed annual minimum level of ACAM2000 sales to the US and, consequently, a predictable revenue stream. It would also establish a mechanism by which the US could acquire additional doses, if required, to replenish any doses of ACAM2000 that may fall below accepted potency levels.

B) ACQUIRING ADDITIONAL NEAR-TERM REVENUE STREAMS
We are exploring several opportunities to acquire, in-licence or co-market products from other companies that can bring further revenues to Acambis immediately or in the near term. We are leveraging the following key assets to attract such products.

BPC is a well-established and highly respected distributor to the US travel vaccine industry but it is only selling one product, Vivotif, and could readily handle additional products within its existing infrastructure. In our discussions with other companies, we are looking for products to which we can add value by using BPC’s expertise to increase sales.
     With our clinical and regulatory expertise and manufacturing infrastructure, we can partner with companies that lack such capabilities or experience, or who need to establish manufacturing for particular products before they progress into major late-stage clinical trials. We prefer not to look to pursue fee-for-service contract manufacturing but rather to establish partnerships where we can add value, potentially through our clinical, regulatory and quality expertise as well as through manufacturing. As a result, we would expect to have an equity share in the product(s) we manufacture, or an equally profitable arrangement.
     Finally, our balance sheet strength gives us considerable flexibility in targeting product acquisition, in-licensing or partnership opportunities. While the primary use for our cash remains investment in our own product pipeline, we can utilise our balance sheet to acquire or in-licence further products.

2006	2007	2008

These potential revenue streams are subject to risks and uncertainties that may cause actual results to differ materially from those projected.

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14	Development: managing our growth

Improving controls and compliance

At the same time as pursuing our strategy for growth, we are ensuring that Acambis has robust management and control systems. The following pages outline developments in these areas.

A number of new regulations have been introduced recently that impact Acambis and we have refined and expanded our internal systems both to ensure and to demonstrate compliance with these new requirements.

The key pieces of legislation are:

Sarbanes-Oxley Act 2002 (Sarbanes-Oxley): introduced following corporate irregularities in the US

IFRS: developed to facilitate comparison of company accounts worldwide

Ongoing revisions to UK company law

The OFR: introduced as part of the UK Company Law Review[1]

The Combined Code: republished in July 2003 to incorporate corporate governance guidelines issued since 1998 and various good practice recommendations from the Higgs Report[2]

THE COSO[3] FRAMEWORK The COSO framework identifies five inter-related components of internal control.

SARBANES-OXLEY
Sarbanes-Oxley, implemented by the SEC, contains 11 main sections, four of which are relevant to Acambis (as a company listed on both the LSE and NASDAQ):
•	Auditor Independence;
•	Corporate Responsibility;
•	Enhanced Financial Disclosures; and
•	Corporate and Criminal Fraud and Accountability.
      The section of Sarbanes-Oxley receiving the most public attention is Section 404: Management Assessment of Internal Control (S404), which falls within Enhanced Financial Disclosures.
As a foreign registrant (i.e., a company that has a secondary listing of its shares in the US), Acambis is required to comply with the provisions in Section S404 for its 2006 financial year. Although our corporate governance structures were already robust and the substance of compliance was being met, for the most part, through adherence to Turnbull recommendations and other UK requirements, certain changes were necessary to comply in form with S404.
     In establishing a recognised framework for our assessment, we have applied the COSO3 framework, which comprises five inter-related components of internal control, as shown in the diagram to the left.
     During 2004, the Audit Committee and the full Board have received regular updates about our progress towards achieving compliance with S404. During 2005, we will perform regular tests against the various controls identified.
      In our 2006 Annual Report on Form
20-F, we will be required to include a report stating how internal controls over financial reporting have been assessed, together with an attestation thereon from the external auditors.

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15

IFRS
Recent years have seen considerable momentum towards establishing common international accounting standards, designed to benefit companies, shareholders and analysts alike.
     Following the European Union’s adoption of IFRS, companies listed within member states are required to prepare accounts under IFRS for all accounting periods commencing on or after 1 January 2005. Other countries adopting IFRS include Australia, Russia and several Middle Eastern and African countries. Although the US does not currently plan to adopt IFRS, there is an ongoing convergence programme, and there are generally fewer differences between IFRS and the US standards than between UK and US standards.
     Previously, and in this year’s Annual Report, we have reported our financial results under UK GAAP and performed a reconciliation to US GAAP when preparing our Annual Report on Form 20 -F for subsequent filing with the SEC. From 2005, we will report our financial results under IFRS and will continue to provide a reconciliation of those results to US GAAP when filing the Annual Report on Form 20-F.
     At Acambis, preparations for the change to IFRS have been ongoing since 2003. In early 2004, having identified the internal project team, we brought on board Ernst & Young LLP as external advisers to provide both project management and the necessary expertise. As part of our preparations, we undertook training and education of financial staff and the Board, and ensured our external auditors, PwC, were regularly updated.
     We believe that the following six standards under IFRS could potentially give rise to the main differences in comparison to current UK GAAP.

•	IFRS2, ‘SHARE-BASED PAYMENTS’
Under IFRS, share options granted to employees are measured using a share option pricing model that, for Acambis, will mean higher costs in the profit and loss account for share-based payments.
•	IFRS3, ‘BUSINESS COMBINATIONS’
IFRS introduces a new methodology for accounting for business combinations, especially relevant to identifiable goodwill on intangible assets and goodwill currently held on Acambis’ balance sheet.
•	IAS 12, ‘INCOME TAXES’
Some IFRS accounting changes will have an effect on the tax position for the Group. For example, the share-based compensation cost will be different from the tax deduction and will often arise in an earlier accounting period.
•	IAS 38, ‘INTANGIBLE ASSETS’
This area is of particular interest to pharmaceutical companies. Under UK GAAP, R&D costs may be capitalised, subject to certain criteria. Under IFRS, if the very specific criteria are met, the costs must be capitalised.
•	IAS 32, ‘FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION’ AND IAS 39, ‘FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT’
Changes are introduced to the accounting for and disclosure of financial instruments, including the assessment of effective hedging.

As we have adopted IFRS from 1 January 2005 for Group reporting purposes, our 2005 quarterly and annual results will be stated under IFRS. We will provide both a restatement of our 2004 results, to provide a comparator to IFRS, and a reconciliation, to allow shareholders to understand the changes from UK GAAP to IFRS. Accounts under IFRS will have slightly different formats from those currently presented, so there will be some noticeable changes to the layout of our accounts and new disclosures on some areas. We are reporting our first IFRS results at the time of the 2005 first-quarter results in May 2005 and will use the occasion to show how the 2004 results would have appeared under IFRS by providing a reconciliation.

COMPANY LAW

AS THE COMPANY’S ARTICLES OF ASSOCIATION WERE LAST UPDATED IN 1995, RESOLUTIONS WILL BE PUT TO SHAREHOLDERS AT THE 2005 AGM TO ADOPT NEW ARTICLES OF ASSOCIATION TO TAKE ACCOUNT OF CHANGES IN LAW AND REGULATION THAT HAVE OCCURRED IN THE INTERVENING PERIOD, NOTABLY: T

THE NTRODUCTION OF TREASURY SHARES (WHERE THE COMPANY CAN BUY AND HOLD ITS OWN SHARES, AND THEN CANCEL THEM OR REISSUE THEM AS APPROPRIATE)

THE DISCLOSURE OF INTERESTS AND PURCHASE OF OWN SHARES TO REFLECT THE UPDATED UK LISTING RULES

THE FACILITATION OF ELECTRONIC COMMUNICATION – ENABLING ELECTRONIC PARTICIPATION AND COMMUNICATION IN RESPECT OF PROXIES, NOTICE AND ATTENDANCE AT GENERAL MEETINGS AND VIDEO CONFERENCING AT BOARD MEETINGS (PARTICULARLY PERTINENT WITH OUR INTERNATIONAL STRUCTURE)

AMENDMENTS TO RULES GOVERNING GENERAL MEETINGS.

A FULL SUMMARY OF ALL THE PROPOSED CHANGES TO THE ARTICLES IS PROVIDED IN THE NOTICE OF AGM. IN ADDITION, WE HAVE TAKEN THIS OPPORTUNITY TO UPDATE THE SERVICE CONTRACTS FOR ALL OF OUR DIRECTORS TO TAKE INTO ACCOUNT RECOMMENDED BEST PRACTICE AND CHANGES UNDER THE COMBINED CODE.

1	For comments on the OFR, see page 3
2	For details on our compliance with the Combined Code, see page 27
3	COSO: the Committee of Sponsoring Organisations of the Treadway Commission, a non-profit commission that in 1992 developed a common definition of internal control and created a framework for evaluating the effectiveness of internal controls

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16	Development: managing our growth

Growing responsibly

In April 2004, we underwent an audit of our corporate responsibility activities by GoodCorporation, an independent CR audit and verification organisation. Our aim was to benchmark our current activities against best practice and to establish the areas where there is room for improvement. We were delighted to be awarded GoodCorporation membership as a result of achieving a sufficiently high standard in the audit.

What is GoodCorporation?

GoodCorporation is an independent CR verification organisation. Its GoodCorporation Standard helps organisations to develop, manage and monitor their corporate responsibilities through a good practice framework and an accreditation process. The Standard is built around a set of core principles devised by the Institute of Business Ethics and covers practices towards employees, suppliers, customers, shareholders and the community.

To achieve GoodCorporation membership, organisations are annually assessed by an independent verifier and must meet minimum criteria on the existence and effectiveness of management practices in 65 areas. The requirements are practical and designed to ensure that CR is an integral part of everyday management. The verification report, based on site visits and interviews with all stakeholder groups, also seeks to identify areas for development.

ACAMBIS’ PERFORMANCE IN THE GOODCORPORATION AUDIT	0	5	10	15	20	25	30

COMMENDATION

MERIT

OBSERVATION

MINOR NON COMPLIANCES

FAIL

NOT APPLICABLE

The above graph shows Acambis' performance in 65 areas ranked on a five grade scale.

Commendation	The policy and system are examples of best practice
Merit	The policy and system work well
Observation	There is a policy and system that works but potential improvements have been identified
Minor non-compliance	There is a policy and system but it is not always working
Fail	There is no policy or system or it has largely broken down

More information, including our community and environmental policies, is available at www.acambis.com/csr

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17

The GoodCorporation audit focused on our key stakeholders: employees, shareholders, suppliers, customers and the community. Overall, our performance in the GoodCorporation audit was slightly higher than average for a first audit. Our systems are operating particularly well in relation to employees, shareholders and customers. However, the audit identified four key areas for improvement, which we have been addressing since mid-2004:
•	Employees: increased employee consultation and effective implementation of the grievance procedure;
•	Suppliers: implementation and communication of a bribery policy;
•	Community: support for community projects and involvement of employees in community activities; and
•	Environment: implementation of an environmental impact reduction programme.
GoodCorporation will audit our activities annually to measure our progress. From 2005, the audit will be extended to include our 14-person BPC operation, which was being integrated at the time of the original audit. We are hopeful that these and other measures will ensure the entire Acambis Group achieves GoodCorporation membership in 2005.

EMPLOYEES
As a result of our rapid growth in recent years, which required high levels of recruitment, employee retention has been a key issue and we experienced a slightly higher than average turnover in 2004. To address this, we are focusing on aspects such as career progression and management training and development, and are also developing policies and procedures for application across the Company. We have established an Employee Representatives Committee, whose role is to provide a forum for discussion of issues affecting employees at all locations, and are currently undertaking a remuneration review to determine how we can reward our employees most effectively.

COMMUNITY
Although we are a relatively small employer, we already have a degree of community involvement. In addition to supporting our employees’ fundraising activities, we make a direct community contribution through initiatives that promote science and biotechnology, and have hosted site visits, presented to students and sponsored scientific conferences.
   By virtue of our operational bias, much of our community involvement is focused on Massachusetts, and we have recently committed ourselves to a two-year sponsorship under the Massachusetts Biotechnology Council’s BioTeach programme, which aims to enable every public high school in the state to teach biotechnology as part of the core biology curriculum, engaging students in hands-on laboratory experiences to inspire scientific curiosity, understanding and, for some, a career in the life sciences.
   We also engage directly with members of the community through their involvement on an Institutional Biosafety Committee that approves recombinant DNA research conducted in Cambridge, MA, and on the Institutional Animal Care and Use Committee. In Canton, MA, we are involved with the local community through the Chamber of Commerce and Board of Health.

Although we took an operational decision to close our Research department in the UK, we remain a committed and involved member of the UK biotechnology industry through our trade body, the BIA, and the Eastern Region Biotechnology Initiative, of which we were a founder member.

ENVIRONMENT
Today, Acambis’ environmental footprint, as with most biotechnology companies, is very small. With the majority of our operations being based in Massachusetts, US, we are subject to some of the most stringent environmental regulations in the US. Indeed, the level of the Massachusetts regulatory obligations is such that our compliance with environmental laws was graded as a ‘merit’ by GoodCorporation. We have implemented a compliance management data system to track disposal of hazardous, medical and laboratory chemical waste, compliance with regulatory requirements and requisite permits, employee training and occupational health matters.

MANAGEMENT OF CR ACTIVITIES
The outcome of the 2004 GoodCorporation audit was presented to our Executive Committee in June and to the Board of Directors in July. Going forward, our recently established Operations Committee, which oversees day-to-day activities of the Group, will manage CR and related risks, providing six-monthly reports to the Executive Committee and the Board, where our CFO, David Lawrence, takes overall responsibility for CR. Through the Operations Committee’s oversight of both CR and risk management, we aim to achieve greater integration of the two during 2005.

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18	Development: managing our growth

Risk management

Recognising the importance of a robust risk management framework, during 2004 we continued to enhance our process and further embed it into the operations of our business.

OUR PROCESS
Each year, detailed confidential interviews are held with managers and a range of personnel in all departments, and in 2004 we included all of our locations for the first time. These interviews are used to obtain ‘on the ground’ information on what the business does, what risks pertain to its activities and what controls we have in place to mitigate or manage those risks. The Executive Directors are responsible for summarising this information, which is presented to the Audit Committee on an annual basis.
    In addition, a high-level interim risk assessment is undertaken twice a year to ensure that short-term risks are brought to the attention of the Audit Committee and addressed by the Executive Directors in a timely manner.
    In our 2003 Annual Report, we highlighted four major risks to which Acambis was exposed. The tables opposite represent how those risks have evolved and the risks that we believe are most relevant for 2005.

MAJOR RISKS FOR 2004 (AS PRESENTED IN THE 2003 ANNUAL REPORT)

RISK	HAVING ONLY ONE MAIN INCOME STREAM, WHICH IS GENERATED BY SALES OF OUR INVESTIGATIONAL SMALLPOX VACCINE TO GOVERNMENTS
COMMENT	THIS REMAINS A RISK BUT IS BEING ADDRESSED BY OUR EMPHASIS ON THE R&D PIPELINE OF PRODUCTS. SEE ‘REVENUE’ RISK FOR 2005 BELOW.

RISK	THE LACK OF A SUBSTANTIAL RECURRING INCOME STREAM
COMMENT	STILL A MAJOR RISK, WHICH WE ARE ADDRESSING THROUGH THE STRATEGIES OUTLINED ON PAGES 12 AND 13, SUCH AS ESTABLISHING A WARM-BASE MANUFACTURING CONTRACT WITH THE US GOVERNMENT AND EXPLORING PRODUCT IN-LICENSING AND ACQUISITION OPPORTUNITIES.

RISK	THE EVER-INCREASING REQUIREMENTS OF THE REGULATORY PROCESS IN RESPECT OF OUR CLINICAL DEVELOPMENT PROGRAMMES
COMMENT	THIS IS A SIGNIFICANT ISSUE FOR ALL BIOTECHNOLOGY AND PHARMACEUTICAL COMPANIES. WE HAVE ESTABLISHED EXPERIENCED CLINICAL AND REGULATORY TEAMS TO HELP US MANAGE THIS RISK AS EFFECTIVELY AS POSSIBLE. SEE ‘PIPELINE’ RISK FOR 2005 BELOW.

RISK	POTENTIAL FAILURE OF A PRODUCT IN CLINICAL DEVELOPMENT
COMMENT	THIS REMAINS A THREAT BUT, AGAIN, IS EQUALLY APPLICABLE FOR ALL BUSINESSES INVOLVED IN BRINGING NEW MEDICAL PRODUCTS TO MARKET. SEE ‘PIPELINE’ RISK FOR 2005 BELOW.

THE GENERIC RISKS SHOWN IN THE TABLE ABOVE ARE INCLUDED IN THE MORE COMPREHENSIVE RISK LIST SHOWN ON THE OPPOSITE PAGE. THE SPECIFIC MAJOR OPERATIONAL RISKS FOR 2005 ARE SET OUT IN THE TABLE BELOW. FOR INFORMATION ON HOW WE ARE ADDRESSING THESE SPECIFIC AREAS, PLEASE REFER TO PAGES 2 TO 13.

MAJOR RISKS FOR 2005

SMALLPOX FRANCHISE
WE AIM TO WIN A SIGNIFICANT STOCKPILING CONTRACT UNDER THE US GOVERNMENT’S MVA PROCUREMENT PROCESS, WHICH COULD HAVE A SIGNIFICANT IMPACT ON OUR SHORT-TERM EARNINGS PROFILE. THERE IS A RISK THAT SUCH A PROCUREMENT IS FOR FEWER DOSES, GENERATES LESS REVENUE OR MATERIALISES LATER THAN ANTICIPATED, OR THAT A CONTRACT IS NOT AWARDED TO ACAMBIS AT ALL.

REVENUE
WE ANTICIPATE AGREEING A WARM-BASE MANUFACTURING CONTRACT FOR ACAM2000 VACCINE PRODUCTION WITH THE US GOVERNMENT DURING 2005. THE RISK IS THAT THIS IS DELAYED, IS OF LESS COMMERCIAL VALUE THAN ANTICIPATED OR DOES NOT MATERIALISE. WE CURRENTLY REMAIN HEAVILY RELIANT ON THE SMALLPOX FRANCHISE FOR A RECURRENT REVENUE STREAM.

OPERATIONS
DURING 2004, WE UNDERTOOK A COMPANY-WIDE REVIEW OF OUR STRATEGIC AND OPERATIONAL MANAGEMENT PROCESSES AND IDENTIFIED CHANGES THAT NEED TO BE MADE AS WE CONTINUE OUR TRANSITION FROM AN R&D ORGANISATION INTO A FULLY INTEGRATED BIOPHARMACEUTICAL COMPANY. THERE IS A RISK THAT THE STRUCTURAL CHANGES THAT HAVE BEEN IMPLEMENTED ARE NOT SUCCESSFULLY INTEGRATED.

PIPELINE
OUR PRODUCT DEVELOPMENT PIPELINE CONTINUES TO BE A MAJOR DRIVER OF MEDIUM-AND LONG-TERM VALUE. THERE IS A RISK THAT THERE MIGHT BE NO OR INSUFFICIENT REWARD IN MARKETING THESE PRODUCTS, THAT ONE OR MORE OF THEM FAILS IN DEVELOPMENT OR CLINICAL TRIALS, THAT DEVELOPMENT DELAYS THREATEN FIRST-TO-MARKET ADVANTAGE OR THAT INCREASING COSTS NEGATIVELY IMPACT POTENTIAL RETURNS.

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19

Risks common to all businesses THE FOLLOWING RISK FACTORS, WHILST PERTINENT TO ACAMBIS, ARE CONSIDERED TO BE COMMON TO MOST BUSINESSES
•	Failure to maintain legal and regulatory compliance
•	New or revised accounting standards and rules causing a material adverse impact on reported financial results
•	Failure to balance product portfolio against market projections and demands
•	Increasing cost and decreasing availability of insurance
•	Lack of control over external economic factors affecting business
•	Political unrest, legal and regulatory changes or nationalisation in jurisdictions where a business operates
•	Unforeseen events which would be classified as force majeure, e.g., fire, flood, loss of utilities
•	Inability to trade as a going concern (e.g., through inaccurate forecasts, unexpected calls on reserves or significant increases in working capital)

Risks common to biotech businesses THE FOLLOWING RISK FACTORS, WHILST PERTINENT TO ACAMBIS, ARE CONSIDERED TO BE COMMON TO THE MAJORITY OF BIOTECHNOLOGY BUSINESSES
•	Recall or withdrawal of licensed products
•	Failure of projects in development or clinical trial
•	Inability to take any particular research project through to market due to safety and efficacy, regulatory approvals, manufacture, IP issues or lack of funds
•	IP issues from challenges by others or lack of protection for own products
•	High front-end costs associated with product development, which may have lead times to market of several years
•	High product attrition rate, even after licensure
•	Ethical issues, including in vivo testing and the conduct of clinical trials in humans
•	Limited control over the type and cost of trial required to obtain licensure
•	Insufficient funds for products or operations and consequent delay, reduction or elimination of some development programmes
•	Negative impact of intense competition in areas in which the business is engaged
•	Competitors who may have greater financial and human resources and more experience
•	New research and discoveries that may render product candidates obsolete before they generate any income
•	Competition for employees in the biotechnology sector that may lead to increased costs or decreased availability of staff
•	Loss of key employees, which could delay or halt the development of products
•	Some products may not be successfully commercialised without co-operation of collaborators

Risks common to vaccine companies THE FOLLOWING RISK FACTORS, WHILST PERTINENT TO ACAMBIS, ARE CONSIDERED TO BE COMMON TO THE MAJORITY OF COMPANIES WORKING IN THE VACCINE FIELD
•	Increasing demands of the vaccine regulatory environment, e.g., under the FDA and EMA, which could increase the cost of product development and also the time required
•	Barriers to market such as inertia, doctor/patient attitudes and competitiveness in terms of product pricing and safety or efficacy profile
•	Constraints on government and private healthcare budgets and drivers to reduce healthcare and insurance costs
•	Legal factors, product liability claims, environmental concerns or patent disputes with competitors that could give rise to liabilities for which there may be no, limited or prohibitively expensive insurance coverage

Risks specific to Acambis THE FOLLOWING RISK FACTORS ARE CONSIDERED TO BE SPECIFIC TO ACAMBIS
•	Impact of regulatory issues arising from our listings in both the UK (LSE) and the US (NASDAQ)
•	Inability to make the transition from primarily an R&D entity to a fully integrated biopharmaceutical company
•	No track record of having achieved registration of any product, although expertise does exist within the Group
•	Reliance on the smallpox franchise and the US Government for the vast majority of our revenue
•	Stocks of ACAM2000 smallpox vaccine held may become surplus to requirements
•	Impact of fluctuations in the exchange rate with other currencies, particularly the US dollar
•	Reliance on only one manufacturing facility, based in the US, which could be lost or damaged
•	Lack of recurrent revenue stream

This list should not be considered an exhaustive statement of all potential risks and uncertainties. Please refer to a fuller list of risk factors at www.acambis.com.

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20	Performance review: the ups and downs of 2004

Operating review of 2004

This is our review of Acambis’ performance during 2004, which was a year of mixed fortunes with developments in all the key areas of our business: our smallpox franchise; our travel vaccine sales; and our R&D pipeline.

The ups…	The downs…

ACAM2000 155 million-dose and 27.5 million-dose US Government orders completed	Expected US Government order for 26.5 million doses of ACAM2000 not placed

Reduced cost from early close-out of ACAM2000 Phase III trials increased gross margin	Clinical hold on ACAM2000 Phase III trials from April to September

ACAM2000 sales to three other governments	ARILVAX BLA withdrawn

ChimeriVax-West Nile: first-ever human clinical trial results	ChimeriVax-West Nile delay from analysis of adverse events, believed to be related to strenuous exercise

Fast-track status award to ACAM2000 and MVA

Won second US Government MVA contract

First sale of C-VIG

New management team established

SMALLPOX FRANCHISE UPDATE
ACAM2000
Preparations for the possibility of a smallpox outbreak continue to have a high profile internationally. In November 2004, the WHO published a report on smallpox that is to be put before the World Health Assembly in May 2005. In it, the WHO highlighted that ‘timely administration of vaccine according to well-established epidemiological principles has historically been effective in rapidly containing smallpox outbreaks. Vaccine stocks currently held by countries are, however, unevenly distributed and of uncertain quality’.1 The report outlined plans for a five million-dose vaccine stockpile to be held by the WHO in

Geneva and for a ‘virtual’ stockpile of up to 200 million doses that countries pledge to make available to the WHO in the event of an outbreak. It also supports the concept of maintaining ‘standby capacity’, i.e., warm-base manufacturing, in at least two countries around the world.
     The US Government continues to take the lead in preparations. Although we were disappointed that the US CDC did not place an additional order of 26.5 million doses of ACAM2000, we are confident that the US Government remains committed to smallpox preparedness.
     We have submitted a proposal to the CDC for Acambis to provide the

US Government with an ongoing warm-base manufacturing capability. It proposes that this activity commence in 2005 and continue for several years thereafter. We await a final decision on our proposal from the CDC.
     Since the lifting of the clinical hold on ACAM2000 in September, which had been placed on the Phase III trials in April 2004 by the FDA following identification of a small number of cases of the heart-related condition myocarditis, we have been closing out the trials and analysing the safety and efficacy data. We are planning to file the BLA with the FDA in the second half of 2005 and hope to have a decision on our application during 2006. Cost savings

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21

associated with closing the trials early had a positive effect on the gross margin for this fixed-price contract.
     We believe that if ACAM2000 is approved by the FDA, licensure could be instrumental in achieving further sales to other governments. In 2004, our share of sales to other governments generated £6m in revenue to Acambis and we are confident that, based on an assessment of discussions currently ongoing, we will be able to achieve at least a similar level of sales in 2005. Since the beginning of 2005, we have already completed one further government contract.

C-VIG
During 2004, we received our first government order for Cangene’s investigational C-VIG and are in discussions with a number of other governments. As a treatment for adverse reactions to smallpox vaccination, VIG is recommended for any government stockpiling smallpox vaccines. We act as Cangene’s agent outside North America and Israel. Cangene has submitted a BLA to the US FDA to seek licensure of C-VIG.

MVA
We are currently evaluating MVA, an attenuated smallpox vaccine, in human clinical trials under a US IND application. The clinical trials are being conducted to assess whether MVA is safe and effective for use by the proportion of the population for whom standard smallpox vaccines are contraindicated. In the US, this represents an estimated 10% to 20% of the population.
     In September, we were one of two companies to win a second US Government contract for the development and manufacture of investigational MVA vaccine from the NIAID, part of the US NIH. We are co-developing our MVA vaccine candidate with Baxter. Our contract is potentially worth up to $131m.

     Under the principal part of this contract, worth approximately $76m, we are conducting a series of clinical trials and demonstrating our ability to scale up our production processes by delivering 500,000 doses of vaccine. The second part of the contract, which is an option awardable at the discretion of the NIAID, would be worth approximately $55m and require delivery of a further 2.5 million doses of MVA. Work is progressing well under the principal part of the contract and, with the clinical testing programme, will continue through 2007, with the majority of the work being conducted during 2005 and 2006.
     Successful performance under this contract is critical to establishing a strong competitive position when bidding for the larger stockpiling contract the US Government has indicated it intends to issue under Project Bioshield, which was signed into law in July 2004. The US Government has not yet indicated when it will issue a Request for Proposals inviting tenders for the MVA stockpiling contract or its timeline for contract award. We are monitoring the situation closely and remain confident that, together with our partner Baxter, we are in a strong competitive position in bidding for the contract.

TRAVEL VACCINE FRANCHISE UPDATE
In its first full year as an Acambis subsidiary, BPC performed extremely well, with its sales of the oral typhoid vaccine, Vivotif, well ahead of the previous year’s. Furthermore, sales in the first two months of 2005 were ahead of the equivalent period in 2004.

CLINICAL DEVELOPMENT UPDATE
ARILVAX
We have US marketing rights to this yellow fever vaccine from its owner and manufacturer, Chiron Vaccines. Having completed all clinical trials required to apply for licensure of ARILVAX in the US, we submitted a BLA to the FDA in December 2003. However, we withdrew the application in February 2004 because Chiron Vaccines had indicated the requisite Pre-Approval Inspection by the FDA of its manufacturing facility would not be possible within the 10-month BLA review timeframe. Following a project review, we will not now be in a position to resubmit the BLA within the previously indicated timescale of the first half of 2005. At this stage, it is premature to indicate when the resubmission will take place. The revised timelines and regulatory strategy are the subject of discussion between the companies.

CHIMERIVAX-JE
     JE is a mosquito-borne viral disease that affects much of Asia and parts of Australia. According to the WHO, 50,000 human cases of JE are reported annually in Asia, resulting in 15,000 deaths, although the true incidence is probably higher as surveillance and reporting rates are poor.2
     ChimeriVax-JE is the most advanced of the vaccines we are developing based on our proprietary ChimeriVaxTM technology. JE vaccines have been available for many years but there is a recognised need for development of a second-generation JE vaccine that is safer, requires fewer doses and can be used more readily in developing countries.3 The major markets for ChimeriVax-JE would be endemic populations and travellers/military personnel from overseas who are visiting endemic regions.

1 WHO EB115/36 (23 December 2004)
2 WHO Initiative for Vaccine Research (www.who.int)
3 Ibid. (www.who.int)

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22	Performance review: the ups and downs of 2004

‘With the ups and downs of 2004 now behind us, we are looking forward to 2005 as a year of investment, aimed at driving our product pipeline forward and expanding our product portfolio.’
GORDON CAMERON

The ‘bridging’ trial that we are conducting is now fully recruited. This follows our strategic decision in 2003 to bring commercial-scale manufacture of ChimeriVax-JE in-house and to finalise scale-up of our manufacturing process to optimise a stable, freeze-dried formulation prior to undertaking Phase III clinical testing. The bridging trial aims to confirm that the new material has a clinical profile similar to that seen in previous trials of the vaccine. Once complete, we plan to initiate Phase III trials in the second half of 2005.

CHIMERIVAX-WEST NILE
West Nile, which is a mosquito-borne virus closely related to JE, is causing particular problems in the US where it was first identified in 1999. Since then, there have been more than 16,000 cases and 650 deaths related to West Nile virus.1
     In May 2004, we became the first company to publish results from a human clinical trial of a West Nile vaccine with data from the first cohort of a Phase I trial. Of the 15 subjects vaccinated with ChimeriVax-West Nile in the first cohort, 100% developed West Nile-neutralising antibodies within 21 days of receiving a single inoculation. These data were published following the unblinding of data from the first cohort vaccinated in our Phase I trial. Two adverse events were noted, which we believe were caused by strenuous exercise. A paper on this subject was recently published in Human Vaccines (1:1, Jan-Feb 2005). The protocol was consequently amended to include a placebo group instead of a yellow fever comparator. Two further cohorts, making a total of 80 subjects, have now been recruited and vaccinated in the trial. We elected not to recruit subjects for the final, lowest-dose cohort as we felt the data would not have been useful to product development objectives and timelines. Data analysis is ongoing and we expect to publish preliminary results from the completed trial in the first half of 2005 and to initiate the next phase of trials in the second half of the year, using material we have manufactured ourselves.

CHIMERIVAX-DENGUE
Dengue is a mosquito-borne viral infection that, in recent years, has become a major health concern. The WHO estimates that there are approximately 50 million dengue infections each year and that more than 500,000 cases of the more severe form of the disease, dengue haemorrhagic fever, require hospitalisation each year.2 As there are four distinct dengue virus serotypes, a successful vaccine will need to protect against all four.
     Rights to Acambis’ tetravalent (four-component) ChimeriVax-Dengue vaccine are licensed to SP, which fully funds the development programme. We are entitled to milestone payments and a royalty on any sales. Preliminary safety data are available from a Phase I trial of our tetravalent vaccine. SP is expected to publish the data when comprehensive validated Phase I safety and immunogenicity data are available. As planned in the licence agreement between Acambis and SP, responsibility for manufacturing and for further clinical testing is with SP. SP is proceeding to the next phase of clinical trials and is engaged in industrial scale-up of the product. Acambis will continue to be involved in the programme through to licensure of the product as part of a joint steering committee.

C. DIFFICILE
Clostridium difficile bacteria are often found in institutional settings such as hospitals and nursing homes. Treatment with antibiotics can permit these bacteria to over-populate the colon and cause C. difficile-associated diarrhoea (CDAD) by releasing two toxins. CDAD can be recurrent and life-threatening.
     The vaccine we are developing aims to stop the recurrence of CDAD, which occurs in approximately one in five CDAD patients after standard treatment. However, the rising incidence and severity of this infection may also justify clinical development towards a primary prevention indication. We have previously conducted Phase I trials of our vaccine but discontinued these when we found that the vaccine lot in use was losing its potency four years after manufacture. We have recently completed the development of a new, more robust and scaleable in-house manufacturing process. We are now returning to clinical testing with two Phase I trials planned to commence in the first half of 2005.

BUSINESS DEVELOPMENT UPDATE
As part of our efforts to develop a more predictable revenue stream, we are pursuing opportunities to acquire, in-license or co-market products. We are particularly interested in revenue-generating products that can be sold through BPC, where these can be channelled through the existing infrastructure at marginal cost. We are also looking to leverage our clinical and regulatory expertise and manufacturing infrastructure to partner in projects with companies that are seeking to benefit from such capabilities or experience.
     Our balance sheet strength, and particularly our cash and short-term investments balance of more than £100m, gives us considerable flexibility in pursuing such opportunities.

EMPLOYEES
We continue to monitor headcount closely to ensure it matches the current and future needs of the business. At 31 December 2004, our Group headcount was 270 (2003 – 320). The decrease seen in 2004 was a result of the closure of the UK Research department, announced in January 2004, following the decision to consolidate our Research operations in the US.

1 US CDC (www.cdc.gov)
2 WHO fact sheet No.117 (www.who.int)

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Performance review: the ups and downs of 2004	23

Financial review
of 2004

The financial results for the year ended 31 December 2004 are presented below.

TRADING RESULTS
Revenue for the year was £85.5m (2003 – £169.1m). As in 2003, the main sources of revenue were the fixed-price 155 million-dose ACAM2000 contract with the CDC and its order for an additional 27.5 million doses of the vaccine. The reduction compared with 2003 reflects the fact that the majority of the work under the 155 million-dose contract was undertaken in 2002 and 2003. During the year, we continued to record revenue from sales of ACAM2000 to other governments. We also recorded revenues from our two contracts with the NIAID in respect of our MVA programme, the second of which was awarded in September 2004, from sales of Vivotif and from SP for our ChimeriVax-Dengue vaccine programme.
     Cost of sales in 2004 decreased to £34.3m (2003 – £98.4m), in line with revenues. These relate to all of the above revenue except costs on the ChimeriVax-Dengue programme, which are recorded within R&D costs.
     Our gross profit margin for the year increased sharply to 59.9% (2003 – 41.8%). This represents the change in the mix of revenues recorded in the two years. It was also impacted by the reassessment of costs under the 155 million-dose contract following the decision to close out the two Phase III clinical trials early and expensing of certain costs to R&D costs as the manufacturing facility was used to support our proprietary vaccine development programmes.

Expenditure on R&D increased significantly in the year to £28.9m (2003 – £19.9m) as a result of the progression of our projects into later stages of development and the process development and manufacturing work for our R&D projects.
     Sales and marketing costs, which include both Acambis’ internal sales and marketing infrastructure and our BPC operation, which we acquired in August 2003, were £2.7m (2003 – £1.3m). The increase principally reflects a full year of costs in 2004 associated with BPC. Administrative costs, including amortisation of goodwill, increased to £5.1m (2003 – £4.5m) as a result of the acquisition of BPC.
     During the year, the Group recorded two items related to the Canton manufacturing facility. Firstly, in May, we announced that we had reached a c. £10.6m ($19.0m) settlement with Baxter in respect of the termination of the Canton manufacturing agreement. £10.2m of that income has been recorded as exceptional other operating income during the year. The balance of £0.4m is recorded within interest receivable and similar income to reflect the staged-payment nature of the agreement, with £0.2m recorded during 2004 and the remaining £0.2m to be recorded during 2005. The first £5.1m ($9m) due under this agreement was received in 2004 and the second instalment of £2.6m ($5m) was received in January 2005. The third and final instalment of c. £2.6m

($5m) is payable in January 2006.
Secondly, as a result of this agreement with Baxter, we also recorded during the year a non-cash impairment charge of £1.9m ($3.5m) as an exceptional administrative item, which related to certain of the fixed assets in the plant for which, as a result of terminating our agreement with Baxter, we no longer had a use. The net income recorded by these two transactions was £8.3m (2003 – £nil).
     The Group recorded a further exceptional administrative item of £0.7m (2003 – £nil) associated with the restructuring of the Research operations and the closure of the UK Research department, announced in January 2004.
     Interest receivable increased significantly in 2004 to £4.6m (2003 – £2.1m) as a result of higher average levels of cash and interest rates throughout the period. In 2004, the Group sold its investment in Medivir AB for £0.7m, resulting in a loss of £0.1m in 2004. Interest payable reduced marginally in 2004 to £0.9m (2003 –£1.0m), representing primarily interest payable on the lease-financing facility that was put in place for the reactivation of our manufacturing plant. During 2004, an exchange gain of £0.3m (2003 – £0.4m) was recorded as a result of the revaluation of the amounts outstanding under our US dollar-denominated debt facility for our ARILVAX programme.

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24	Performance review: the ups and downs of 2004

Pre-tax profit for 2004 was £26.2m (2003 – £39.6m). This reduction is in line with expectations, principally as a result of a lower level of activities on the ACAM2000 155 million-dose CDC contract.
     In 2004, we recorded a tax charge of £6.4m (2003 – £3.9m). The effective tax rate for 2004 was 24.4% (2003 – 9.8%). This is lower than previously expected as a result of more effective utilisation of Group tax losses.

CAPITAL EXPENDITURE
Capital expenditure in 2004 was lower at £3.6m (2003 – £6.0m). Expenditure during the year related predominantly to the cost of redeveloping and expanding areas of our US R&D facility. We expect expenditure levels in 2005 to be similar to those seen in 2004.

BALANCE SHEET HIGHLIGHTS
I) CASH/DEBTORS
Cash and short-term investments of the Group at 31 December 2004 amounted to £101.8m (2003 – £125.2m). The reduction in cash during the year is a result of the working capital movement associated with our 155 million-dose CDC smallpox vaccine contract.
     During the year, Debtors: amounts receivable within one year increased to £15.6m (2003 – £12.3m), principally as a result of the amount owed by Baxter for settlement of the Canton manufacturing agreement.

II) STOCK/CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Stock held at 31 December 2004 amounted to £6.0m (2003 – £18.2m). The reduction seen in the year is a result of having shipped ACAM2000 vaccine doses to our largest customer, the CDC, to complete the 155 million-dose order and fulfil the 27.5 million-dose order, and also to other governments. The balance principally represents work-in-progress and finished goods in relation to our ACAM2000 smallpox vaccine.
     Our adopted method for recognising revenue under the ACAM2000 contract with the CDC, which involves the recognition of revenue in line with the degree of completion of the contract, continues to give rise to a significant difference between invoices submitted and amounts recognised as revenue. During the year, the amount recorded as deferred income under this contract reduced significantly to £16.5m (2003 –£49.5m) as a result of activities being completed on the contract. This is included within the total Creditors: amounts falling due within one year of £46.2m (2003 – £96.9m). This level of creditors will reduce further during 2005 as revenues under the 155 million-dose contract continue to be recognised.

III) LEASE FINANCING AND OVERDRAFT FACILITIES
We have two US dollar-denominated financing facilities. The balance on our Canton lease-financing facility at 31 December 2004 was £9.4m (2003 –£12.6m). The reduction represents capital repaid in the period in accordance with the terms of the facility. The balance on the ARILVAX overdraft facility at 31 December 2004 was £3.6m (2003 – £3.9m).

‘We are maximising our revenue-generating opportunities to enable us to progress and expand our pipeline of new, innovative vaccines.’

DAVID LAWRENCE

	YEAR-ENDED	YEAR-ENDED
	31 DEC 2004	31 DEC 2003

REVENUE	£85.5m	£169.1m

PRE-TAX PROFIT	£26.2m	£39.6m

EARNINGS PER SHARE	18.6p	34.7p

EARNINGS PER ADR*	$0.71	$1.24

CASH	£101.8m	£125.2m

*Based on ratio of one ADR to two ordinary shares

IFRS

IN CONJUNCTION WITH ERNST AND YOUNG LLP, WE HAVE CONDUCTED A PRELIMINARY REVIEW OF THE FINANCIAL IMPLICATIONS OF APPLYING IFRS, WHICH WILL BE ADOPTED BY THE COMPANY FOR ITS FINANCIAL RESULTS WITH EFFECT FROM 1 JANUARY 2005.

WE BELIEVE WE WILL NOT FACE ANY ISSUES THAT ARE DIFFERENT FROM OTHER PHARMACEUTICAL OR BIOTECHNOLOGY COMPANIES. WORK IS STILL ONGOING TO ASSESS THE FINANCIAL IMPACT OF THE NEW ACCOUNTING STANDARDS. WE BELIEVE THAT SIX STANDARDS UNDER IFRS WILL POTENTIALLY GIVE RISE TO THE MAIN DIFFERENCES FROM UK GAAP:

IFRS2, ‘SHARE BASED PAYMENTS’

IFRS3, ‘BUSINESS COMBINATIONS’

IAS 38, ‘INTANGIBLE ASSETS’

IAS 32, ‘FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION’

IAS 39, ‘FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT’

IAS 12, ‘INCOME TAXES’

THE AREAS LIKELY TO HAVE THE MOST FINANCIAL IMPACT ON ACAMBIS’ RESULTS ARE EXPECTED TO BE IFRS2 AND IFRS3, WHICH ARE EXPECTED TO DECREASE AND INCREASE EARNINGS, RESPECTIVELY.

SARBANES-OXLEY

AS A FOREIGN REGISTRANT, ACAMBIS IS REQUIRED TO COMPLY WITH THE PROVISIONS IN SECTION 404: MANAGEMENT ASSESSMENT OF INTERNAL CONTROL (S404) OF THE SARBANES-OXLEY ACT 2002. THE AUDIT COMMITTEE AND THE BOARD REVIEW REGULARLY OUR PROGRESS ON ACHIEVING COMPLIANCE WITH S404 AND IN 2005 WE WILL TEST REGULARLY THE VARIOUS CONTROLS WE HAVE IDENTIFIED. FOR MORE INFORMATION, PLEASE REFER TO PAGE 14.

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25

Financial systems

THE FOLLOWING SECTION SETS OUT SOME OF THE MAIN FINANCIAL PARAMETERS THROUGH WHICH WE MANAGE OUR BUSINESS.

TREASURY POLICY
 The Group holds the majority of its cash in sterling but also holds some in US dollars and euros. Where considered surplus to working capital requirements, the Group converts US dollars and euros into sterling on an ongoing basis, which currently attracts a higher interest rate and mitigates certain exchange rate exposures, given our reporting currency is sterling.
     We manage our cash in money market funds with the aid of professional money market managers. The Board reviews the performance of those funds to ensure they achieve competitive rates of return. Our treasury policy ensures that our capital is not at risk. During 2004, we hedged certain foreign exchange exposures. At 31 December 2004, the Group had a dollar forward contract outstanding which settled in January 2005. We manage this area on an ongoing basis to ensure that, where possible, potential areas of risk are appropriately mitigated.
Of the £13.0m ($25.0m) US dollar-denominated debt (as referred to within ‘Current Liquidity’ below), the interest rate payable on the $18.0m (£9.4m) finance lease is fixed at 6.25% per annum for the life of the lease; and the $7m (£3.6m) ARILVAX overdraft facility is charged at 0.35% per annum above the bank base rate for US dollars.

CURRENT LIQUIDITY
At the end of 2004, Acambis had just over £100m invested in cash and short-term investments. Our strong cash balance since 2003 has meant we have not had to increase our debt in the last couple of years.
At 31 December 2004, we had £13.0m ($25.0m) of US dollar-denominated debt on our balance sheet, comprising a lease-financing facility for the reactivation of our manufacturing plant and an overdraft facility for the ARILVAX programme. Under the current terms of these arrangements, both these debts will be repaid within the next two years. In 2001, £14.0m ($18.6m) of a potential c. £21m ($40m) was drawn down from the lease-financing facility. We do not envisage utilising the undrawn amount and started to repay the capital in 2004.

CASH FLOWS
During 2004, the net cash and liquid resources outflow for the Group was £23.4m; of this, £19.5m was attributable to operating activities and £3.9m to investment, taxation and financing activities.

INTERNAL SOURCES OF LIQUIDITY
The Group has a number of inter-company agreements between its companies that have historically been put in place to secure the long-term funding requirements of each of those companies.

GOING CONCERN STATEMENT

The Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for the foreseeable future. As a result, the Directors have adopted the going-concern basis in preparing the financial statements.

REVENUE ANALYSIS 2004

ACAM2000 – CDC REVENUES
ACAM2000 – NON-US SALES
MVA RFP I AND II
VIVOTIF
DENGUE
OTHER (INCLUDING VIG)

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26	Chairman’s Board review

Stronger governance, broader experience

During 2004, we have made a number of changes that have further strengthened our governance of Acambis. In particular, personnel changes have expanded the depth and breadth of the Board’s knowledge in key areas. We have reviewed the composition of our committees and we have formalised the annual Board evaluation process.

BOARD COMPOSITION
Following Gordon Cameron’s appointment to CEO in February, we recruited David Lawrence to fill Gordon’s previous position as CFO. Through his previous roles at Chiron Vaccines and GSK, David brings to Acambis considerable industry knowledge and strong management and financial skills. At the end of the year, Nick Higgins stood down from the Board after 11 years with the Group to pursue alternative career opportunities within the industry. On behalf of the Board, I would like to record our thanks to Nick for the significant contribution he made to the growth and development of Acambis. In 2004, Vic Schmitt resigned and we recruited two further Non-executive Directors – Ross Graham and Dr Randal Chase – whose financial and vaccine industry experience, respectively, are major assets to the Board.

COMMITTEE CHANGES
In accordance with corporate governance best practice, in early 2004 I stood down from the Remuneration and Audit Committees, which now have only independent Non-executive Directors as members. Ross Graham, our Non-executive Director with financial experience, has taken over as Chair of the Audit Committee from Michael Lytton. Terms of reference for the Board and the Audit, Nominations and Remuneration Committees were published on our website during 2004.

BOARD EVALUATION
During the year, an external consultant facilitated a formal evaluation of the Board. A questionnaire was completed by all Directors on Board effectiveness. We reviewed aspects such as Board size, composition and diversity. One issue – a requirement for additional vaccine industry experience, – has been addressed through the appointments of both David Lawrence and Dr Randal Chase. We will repeat this worthwhile exercise annually.

BOARD TRAINING
As part of our ongoing efforts to ensure Board members are fully informed about key issues affecting Acambis, ad hoc presentations are provided to the Board. Specifically during 2004, Board-level training was provided on IFRS. In our 2005 Annual Report, for those Directors who have professional qualifications, we will include an update on their continuing professional development.

SHAREHOLDER RELATIONS
During the year and in addition to the AGM, shareholder meetings have been attended by certain Executive Directors. Since the beginning of 2004, I have met personally with three institutional investors, and an invitation was recently extended to all major shareholders. Shareholders can contact our senior independent Non-executive Director, Alan Dalby, via our registered office. The Board is apprised of the views of the investment community through biannual, independent perception audits and weekly updates on analyst publications.

OTHER ISSUES OF INTEREST
The Remuneration Committee is currently reviewing the structure of employee and management remuneration, with external advice from Towers Perrin, to ensure that we reward and motivate our Executive Directors and staff appropriately. The Group already has banded reward levels for employees.
     We consider that our earnings are not yet sufficiently sustainable to support a dividend payment and remain confident that we can generate more value for our shareholders through investing in the growth of the business than in paying dividends. We do not consider it necessary to put this to a shareholder vote as shareholders have invested in the Company with the knowledge of this policy.
     The Audit Committee has reviewed our requirement for an internal audit function. Whilst we agree with the principle of internal audit, we believe a dedicated unit would not operate effectively at present. Instead, certain ‘internal audit’ aspects are already being addressed through the resource dedicated to internal controls under the Sarbanes-Oxley Act 2002 (see page 14).
     By November 2005, I will have served on the Board for 10 years, just over six of those as Chairman, which is longer than advised under best practice guidelines. However, given the significant Executive Director changes in the last 18 months, the Board believes that I should remain in my role as Chairman for the time being.

Alan Smith, Chairman

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COMPLY OR EXPLAIN: COMPLIANCE WITH THE COMBINED CODE
THE COMBINED CODE (THE CODE) WAS REPUBLISHED IN JULY 2003 BY THE FINANCIAL REPORTING COUNCIL AND INCORPORATED THE PREVIOUS CODE (AS PUBLISHED IN 1998 BY THE HAMPEL COMMITTEE) AND RELATED GUIDANCE THAT HAD BEEN ISSUED SINCE THAT DATE: THE TURNBULL GUIDANCE ON INTERNAL CONTROL; THE SMITH GUIDANCE ON AUDIT COMMITTEES; AND VARIOUS ITEMS OF GOOD PRACTICE GUIDANCE FROM THE HIGGS REPORT. THE CODE IS APPLICABLE FOR REPORTING YEARS BEGINNING ON OR AFTER 1 NOVEMBER 2003 AND HAS, THEREFORE, BEEN ADOPTED BY ACAMBIS FOR OUR 2004 FINANCIAL YEAR. THE OVERRIDING PRINCIPLE OF THE CODE IS TO COMPLY WITH IT OR EXPLAIN WHY, AS A COMPANY, YOU HAVE NOT. OUR CORPORATE GOVERNANCE STATEMENT IS SHOWN ON PAGES 30 AND 31 AND PROVIDES DETAILS ON OUR COMPLIANCE WITH THE CODE. THE FOLLOWING SECTION HIGHLIGHTS THE AREAS WHERE WE PREVIOUSLY DID NOT COMPLY WITH THE CODE AND NOTES THE PROGRESS WE HAVE MADE TO ADDRESS THOSE AREAS:	27

CODE PROVISION		PROGRESS MADE SINCE PUBLICATION OF THE 2003 ANNUAL REPORT

A	DIRECTORS

A.3.2	AT LEAST HALF THE BOARD, EXCLUDING THE CHAIRMAN, SHOULD COMPRISE INDEPENDENT NON-EXECUTIVE DIRECTORS	NOT COMPLIANT FOR PERIODS 1 JANUARY 2004 TO 25 MARCH 2004 OR 31 AUGUST 2004 TO 1 OCTOBER 2004. COMPLIANT FOR PERIOD BETWEEN 25 MARCH TO 31 AUGUST AND SINCE THE APPOINTMENT OF DR RANDAL CHASE TO THE BOARD ON 1 OCTOBER 2004.

A.4.1	THE TERMS OF REFERENCE FOR THE NOMINATIONS COMMITTEE SHOULD BE AVAILABLE ON THE COMPANY’S WEBSITE	WHILST THE TERMS OF REFERENCE WERE AVAILABLE FOR INSPECTION DURING THE YEAR, THEY WERE NOT AVAILABLE ON OUR WEBSITE UNTIL LATE 2004.

A.6.1	A STATEMENT SHOULD BE INCLUDED IN THE ANNUAL REPORT ON ANNUAL PERFORMANCE EVALUATION OF THE BOARD, ITS COMMITTEES AND ITS INDIVIDUAL DIRECTORS	DISCLOSURE MADE ON PAGE 26 OF THIS ANNUAL REPORT, WITHIN BOARD EVALUATION’ SECTION.

A.7.2	ANY RESOLUTION TO RE-ELECT A NON-EXECUTIVE DIRECTOR SHALL BE ACCOMPANIED BY A REPORT FROM THE CHAIRMAN THAT, FOLLOWING A FORMAL PERFORMANCE REVIEW, HE OR SHE REMAINS EFFECTIVE	STATEMENTS ON ALL DIRECTORS FACING RE-ELECTION INCLUDED IN LETTER ACCOMPANYING 2005 NOTICE OF AGM

B	REMUNERATION

B.1.4	DISCLOSURE OF AMOUNTS RECEIVED BY EXECUTIVE DIRECTORS FOR NON-EXECUTIVE DIRECTOR POSITIONS ON OTHER BOARDS	DISCLOSURE MADE ON PAGE 36 OF THIS ANNUAL REPORT, WITHIN THE REMUNERATION REPORT, ‘DIRECTORS’ SERVICE CONTRACTS’ SECTION.

B.2.1	THE TERMS OF REFERENCE FOR THE REMUNERATION COMMITTEE SHOULD BE AVAILABLE ON THE COMPANY’S WEBSITE	WHILST THE TERMS OF REFERENCE WERE AVAILABLE FOR INSPECTION DURING THE YEAR, THEY WERE NOT AVAILABLE ON OUR WEBSITE UNTIL LATE 2004.

	A STATEMENT ON WHETHER REMUNERATION CONSULTANTS HAVE ANY OTHER CONNECTION WITH THE COMPANY SHOULD BE AVAILABLE ON THE COMPANY’S WEBSITE	DISCLOSURE MADE ON PAGE 32 OF THIS ANNUAL REPORT, WITHIN THE REMUNERATION REPORT, ‘REMUNERATION COMMITTEE’ SECTION. STATEMENT AVAILABLE ON THE COMPANY’S WEBSITE FROM EARLY 2005.

	THE REMUNERATION COMMITTEE SHOULD BE COMPRISED OF INDEPENDENT NON-EXECUTIVE DIRECTORS ONLY	COMPLIANT FROM 11 MAY 2004 WHEN ALAN SMITH (CHAIRMAN) STOOD DOWN FROM MEMBERSHIP OF THE REMUNERATION COMMITTEE.

B.2.2	A STATEMENT SHOULD BE INCLUDED IN THE ANNUAL REPORT REGARDING THE RECOMMENDATION AND MONITORING PERFORMED BY THE REMUNERATION COMMITTEE ON THE LEVEL AND STRUCTURE OF REMUNERATION FOR SENIOR MANAGEMENT, BELOW BOARD LEVEL	DISCLOSURE MADE ON PAGE 26 OF THIS ANNUAL REPORT, WITHIN ‘OTHER ISSUES OF INTEREST.

C	ACCOUNTABILITY AND AUDIT

C.3.1	THE AUDIT COMMITTEE SHOULD BE COMPRISED OF INDEPENDENT NON-EXECUTIVE DIRECTORS ONLY	COMPLIANT FROM 25 MARCH 2004 WHEN ALAN SMITH (CHAIRMAN) STOOD DOWN FROM MEMBERSHIP OF THE AUDIT COMMITTEE.

C.3.3	THE TERMS OF REFERENCE FOR THE AUDIT COMMITTEE SHOULD BE AVAILABLE ON THE COMPANY’S WEBSITE	WHILST THE TERMS OF REFERENCE WERE AVAILABLE FOR INSPECTION DURING THE YEAR, THEY WERE NOT AVAILABLE ON OUR WEBSITE UNTIL LATE 2004.

	A SEPARATE SECTION OF THE ANNUAL REPORT SHOULD DESCRIBE THE WORK OF THE AUDIT COMMITTEE IN DISCHARGING ITS RESPONSIBILITIES	DISCLOSURE MADE ON PAGE 30 OF THIS ANNUAL REPORT WITHIN THE CORPORATE GOVERNANCE STATEMENT, ‘AUDIT COMMITTEE’ SECTION.

C.3.4	ARRANGEMENTS SHOULD BE IN PLACE FOR THE REPORTING AND MANAGEMENT OF CONCERNS RAISED BY STAFF ABOUT POSSIBLE FINANCIAL OR OTHER IMPROPRIETIES	IN NOVEMBER 2004, THE AUDIT COMMITTEE APPROVED A WHISTLEBLOWING POLICY, WHICH WILL BE ROLLED OUT TO THE GROUP DURING 2005

C.3.7	AN EXPLANATION SHOULD BE MADE TO SHAREHOLDERS IN THE ANNUAL REPORT ON HOW THE AUDITOR RETAINS OBJECTIVITY AND ITS INDEPENDENCE IS SAFEGUARDED, IF IT PROVIDES NON-AUDIT SERVICES	DISCLOSURE MADE ON PAGE 30 OF THIS ANNUAL REPORT WITHIN THE CORPORATE GOVERNANCE STATEMENT, ‘AUDIT COMMITTEE’ SECTION.

D	RELATIONS WITH SHAREHOLDERS

D.1.2	A STATEMENT SHOULD BE MADE IN THE ANNUAL REPORT ON HOW THE COMPANY ENSURES THAT THE MEMBERS OF ITS BOARD AND, IN PARTICULAR, ITS NON-EXECUTIVE DIRECTORS DEVELOP AN UNDERSTANDING OF THE VIEWS OF MAJOR SHAREHOLDERS ABOUT THE COMPANY	DISCLOSURE MADE ON PAGE 26 OF THIS ANNUAL REPORT, WITHIN ‘SHAREHOLDER RELATIONS' SECTION.

DIRECTORS’ ATTENDANCE AT BOARD AND COMMITTEE
MEETINGS DURING 20041

COMMITTEE/BOARD DIRECTOR	ALAN SMITH[2,3]	GORDON CAMERON	DAVID LAWRENCE[4]	DR THOMAS MONATH	DR RANDAL CHASE[5]	ALAN DALBY[6]	ROSS GRAHAM [7,8]	MICHAEL LYTTON [8]	NICOLAS HIGGINS [9]	VICTOR SCHMITT[10]

BOARD	8/8	8/8	3/3	8/8	2/2	8/8	6/6	7/8	8/8	N/A

AUDIT COMMITTEE	1/1	N/A	N/A	N/A	1/1	7/8	7/7	8/8	N/A	N/A

REMUNERATION COMMITTEE	2/2	N/A	N/A	N/A	1/1	4/4	1/2	4/4	N/A	N/A

NOMINATION COMMITTEE	4/4	N/A	N/A	N/A	N/A	3/4	2/2	3/4	N/A	N/A

NOTES
1	Scoring represents individual Directors’ attendance for those meetings when they were members of the Board.
2	Mr Smith stepped down from his roles as member of the Audit Committee and Chairman of the Remuneration Committee on 25 March 2004 and 11 May 2004 respectively. Mr Smith’s attendance at those meetings represents only those meetings held up to the dates of stepping down from the Committees.
3	Mr Smith is Chairman of both the Board and the Nominations Committee.

4	Mr Lawrence was appointed to the Board on 8 July 2004. His attendance at Board meetings represents only those meetings held following his official start date of 31August 2004.
5	Mr Chase was appointed to the Board on 1 October 2004. His attendance at Board and Committee meetings represents only those meetings held following the date of his appointment.
6	Mr Dalby is Chairman of the Remuneration Committee.

7	Mr Graham was appointed to the Board on 25 March 2004. His attendance at Board and Committee meetings represents only those meetings held following the date of his appointment.
8	Mr Lytton was Chairman of the Audit Committee until 25 March 2004 when Mr Graham assumed this role.
9	Mr Higgins resigned from the Board on 31 December 2004.
10	Mr Schmitt resigned from the Board on 21 January 2004. No Board or Committee meetings were held in 2004 up to the date of his resignation.

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28	Board of Directors

1	ALAN SMITH, CHAIRMAN†

Alan Smith, 60, a member of the Chartered Institute of Public Finance and Accountancy, joined the Board of Acambis on 3 November 1995 as a Non-executive Director and was appointed non-executive Chairman on 20 May 1999. On appointment, Alan met the criteria for independence for Non-executive Directors, however the test of independence is not appropriate in relation to the role of Chairman to which he was subsequently appointed. He is Chairman of the Nominations Committee. He was Group Managing Director of Anglian Water plc until December 1997 and is currently Chairman of Avlar Bioventures Limited and a Non-executive Director of CeNeS Pharmaceuticals Plc.

2	GORDON CAMERON OBE, CHIEF EXECUTIVE OFFICER**

Gordon Cameron, 38, was appointed CEO on 23 February 2004. He was originally appointed to the Board on 1 March 1997 as CFO (formerly Finance Director), having joined Acambis in 1996 from the corporate finance department at N M Rothschild where he had advised Acambis on its listing on the LSE. From 31 March 2001 until his appointment as CEO, Gordon was additionally President of our US division, Acambis Inc., and he served as Company Secretary for the Group from 28 February 1998 until 1 July 2002. In 2004, he was appointed an Officer of the Order of the British Empire for services to the British biotechnology industry in the US.
Gordon was instrumental in Acambis winning the major smallpox vaccine supply and R&D contract with the US Government and oversaw a successful programme to reactivate Acambis’ vaccine manufacturing facility in Canton, MA. He combines considerable financial experience with the extensive industry knowledge he has developed during more than eight years with Acambis.

3	DAVID LAWRENCE, CHIEF FINANCIAL OFFICER**

David Lawrence, 42, was appointed to the Board on 8 July 2004 (with an official start date of 31 August 2004) from Chiron Vaccines, where he was Vice President of Finance. In his role at Chiron Vaccines, David was responsible for all aspects of finance and accounting, and also for strategic planning and business development. In particular, he played a lead role in Chiron’s acquisition of PowderJect Pharmaceuticals plc and the subsequent disposal of various non-core assets/businesses. Prior to Chiron Vaccines, the majority of David’s career had been spent with GSK, which he joined in 1988.
David’s appointment follows the promotion of the previous CFO, Gordon Cameron, to CEO in February 2004. David brings considerable industry knowledge and strong financial and management skills to Acambis and this, coupled with the experience he has gained through playing an active role in the rapid growth of Chiron Vaccines, will be invaluable in the management of Acambis’ continued growth. His responsibilities at Acambis include overseeing the Finance function and corporate development.

4	THOMAS MONATH, CHIEF SCIENTIFIC OFFICER**

Tom Monath, 64, a qualified medical doctor, joined the Group in 1992 and was appointed to the Board as CSO on 12 March 2002. Prior to joining Acambis, he worked as Colonel and Chief of the Virology Division of the US Army Medical Research Institute of Infectious Disease. During almost 20 years as Director of the CDC’s Division of Vector-Borne Infectious Diseases, he was instrumental in building the division into a key centre for research into arthropod-borne viruses such as yellow fever.
Tom is responsible for the direction of Acambis’ programmes to develop vaccines against infectious diseases such as smallpox, JE, dengue fever and West Nile, and led the development of Acambis’ proprietary ChimeriVax technology. He served as a member of the US National Vaccine Advisory Committee. During his career, he has published more than 300 scientific papers and six books, including a seminal work on flaviviruses. Among other external positions, he is Adjunct Professor of Harvard School of Public Health, and President of the American Society of Tropical Medicine and Hygiene.

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29

5	RANDAL CHASE, NON-EXECUTIVE DIRECTOR*

Randal Chase, 55, was appointed to the Board of Acambis as a Non-executive Director on 1 October 2004. The Board considers Randal to be an independent Non-executive Director. Most recently, he was President of Shire Biologics, until its recent sale to ID Biomedical. Previously in his career, Randal was President of North American Vaccine and President of Aventis Pasteur Canada. He has a PhD in biochemistry from the University of British Columbia. Randal is currently a Director of Medicago Inc., a privately-held Canadian biopharmaceutical company, and ConjuChem Inc., which is listed on the Toronto Stock Exchange.

6	ALAN DALBY, NON-EXECUTIVE DIRECTOR*

Alan Dalby, 68, became a Non-executive Director of Acambis on 1 May 1998. He is the senior independent Non-executive Director and Chairman of the Remuneration Committee. The Board considers Alan to be an independent Non-executive Director. Alan was previously an executive director of SmithKline, a predecessor company to GSK plc, and retired from the role of Chairman of Reckitt Benckiser plc in 2001. He is a Director of Alteon, Inc., a US-based biotechnology company.

7	ROSS GRAHAM, NON-EXECUTIVE DIRECTOR*

Ross Graham, 57, was appointed to the Board of Acambis as a Non-executive Director on 25 March 2004. The Board considers him to be an independent Non-executive Director. He is Chairman of the Audit Committee. Ross was most recently Corporate Development Director of Misys plc, which he joined as Finance Director in 1987 at the time of its flotation, and was appointed Corporate Development Director in 1998 with Board responsibility for corporate transactions and management of strategic alliances. He stepped down from Misys’ Board of Directors at the end of 2003 after more than 16 years. Prior to his career at Misys, Ross was a partner with the predecessor firm to Ernst & Young, where he qualified as a Chartered Accountant. He is also a Non-executive Director of Wolfson Microelectronics plc, EXY Group Plc and Patientline plc, and non-executive Chairman of Astute Software Limited and Vecta Software Corporation Ltd.

8	MICHAEL LYTTON, NON-EXECUTIVE DIRECTOR*

Michael Lytton, 47, was appointed to the Board of Acambis as a Non-executive Director on 12 March 2001. The Board considers Michael to be an independent Non-executive Director. He is a General Partner of Oxford Bioscience Partners, a US-based life sciences venture capital fund. Prior to this, he was a Partner of the Boston-based law firm of Palmer & Dodge LLP, where he represented biotechnology and healthcare clients. He holds a JD and an MSc in Epidemiology and Medical Statistics. He is a member of the Board of Alantos Pharmaceuticals AG, Clinical MicroArrays, Inc., Enanta Pharmaceuticals, Inc., GPC Biotech AG, Rib-X Pharmaceuticals, Inc., Santhera Pharmaceuticals AG and Vaxlnnate Pharmaceuticals, Inc. In addition, Michael represents Oxford Bioscience Partners and has observation rights for the boards of Concentric Medical, Inc., GenPath Pharmaceuticals, Inc. and NuVios Pharmaceuticals, Inc. Michael also sits on the Board of Overseers of the Center for Blood Research, Harvard Medical School.

9	ELIZABETH BROWN, COMPANY SECRETARY

Elizabeth Brown, 33, was appointed Company Secretary on 1 July 2002. In taking over as Company Secretary from Gordon Cameron, she has brought greater independence to this role as she does not hold a Board position. Elizabeth is a certified accountant and joined Acambis in 1996. As Vice President of Financial Management, Elizabeth is responsible for financial performance measurement, budgeting and long-term financial planning. In addition, Elizabeth has, in the last few years, overseen the development of the Group’s risk management systems.

		†	Member of the Nominations Committee
		*	Member of the Audit Committee, Remuneration Committee and Nominations Committee
		**	Member of the Executive Committee

DIRECTORS’ INFORMATION

THE DIRECTORS WHO SERVED DURING THE YEAR WERE: EXECUTIVE: GORDON CAMERON, DAVID LAWRENCE (APPOINTED 8 JULY 2004, OFFICIALLY JOINING THE COMPANY ON 31 AUGUST 2004), NICOLAS HIGGINS (RESIGNED 31 DECEMBER 2004), DR THOMAS MONATH NON-EXECUTIVE: ALAN SMITH, DR RANDAL CHASE (APPOINTED 1 OCTOBER 2004), ALAN DALBY, ROSS GRAHAM (APPOINTED 25 MARCH 2004), MICHAEL

LYTTON, VICTOR SCHMITT (RESIGNED 21 JANUARY 2004).
      THE USUAL BUSINESS ADDRESS OF ALL THE DIRECTORS IS THE REGISTERED OFFICE OF THE COMPANY, EXCEPT GORDON CAMERON AND DR THOMAS MONATH WHOSE USUAL BUSINESS ADDRESS IS THAT OF ACAMBIS INC., 38 SIDNEY STREET, CAMBRIDGE, MA IN THE US.
      IN ACCORDANCE WITH THE COMPANY’S ARTICLES

OF ASSOCIATION, GORDON CAMERON AND DR THOMAS MONATH WILL RETIRE BY ROTATION AT THIS YEAR’S AGM AND, BEING ELIGIBLE, OFFER THEMSELVES FOR RE-ELECTION. IN ADDITION DAVID LAWRENCE AND DR RANDAL CHASE, WHO HAVE BEEN APPOINTED SINCE THE LAST AGM, OFFER THEMSELVES FOR ELECTION AT THE AGM.

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30	Corporate governance statement

The following statement describes the main principles of corporate governance and how they have been applied by Acambis.

COMPLIANCE WITH THE CODE OF BEST PRACTICE
Acambis has complied throughout the year with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code published in July 2003 by the Financial Reporting Council, except in those areas highlighted in the ‘comply or explain’ section presented on page 27.

STATEMENT OF APPLYING THE PRINCIPLES OF GOOD GOVERNANCE
Acambis has applied the Principles of Good Governance set out in Section 1 of the Combined Code by complying with the Code of Best Practice, as reported above. Further explanation of how the principles have been applied is set out below and, in relation to Directors’ remuneration, in the remuneration report.

THE BIA CODE OF BEST PRACTICE (BIA CODE)
Acambis, as a member of the BIA, has also complied with the principles in the BIA Code and maintains and develops procedures to support compliance with its specific provisions. The BIA Code was introduced in 1999, is obligatory for all BIA members, and includes principles and provisions relating to corporate governance matters, access to external advice, confidentiality, dealings in a company’s shares and standards of public announcements. It is intended to operate by reference to the particular circumstances of bioscience companies in support of the Combined Code.

THE BOARD AND COMMITTEES
BOARD OF DIRECTORS
The Board currently comprises the Chairman, three Executive Directors and four independent Non-executive Directors. It meets, in person, at least six times a year, with additional meetings as required. The Chairman meets during the year with the Non-executive Directors without the Executive Directors being present. During 2004, the Board met eight times. It oversees and approves Acambis’ business and commercial strategy, major transactions, financial statements and operating and capital expenditure budgets, and monitors progress. The information provided to the Board includes strategic and operational reviews, management accounting summaries and specific reports that provide details in respect of the ongoing running of the business. The Executive Directors are fully involved with the management of the Group’s strategic direction and exercise control at all levels. A formal schedule of matters reserved for the Board exists and is available on the Company’s website. All Directors have access to professional advice and training at the Company’s cost and to the services of the Company Secretary in the furtherance of their duties. The Board ensures that all newly appointed Directors receive a formal induction including, but not limited to, latest analyst reports, shareholder perception reports, Board and committee minutes, meetings with senior management and internal corporate literature. The Board delegates the day-to-day responsibility of managing the Group to a number of committees, details of which are set out below. Written terms of reference exist for the Audit, Remuneration and Nominations Committees. There were available during the year, and are now published on the Company’s website.

AUDIT COMMITTEE
The Audit Committee is currently made up of all the independent Non-executive Directors and since 25 March 2004 has been chaired by Ross Graham. It examines and reviews, on behalf of the Board, internal financial controls, financial and accounting policies and practices, the form and content of financial reports and statements, compliance with corporate governance best practice and the appointment and work of the external auditors. In 2005, the Audit Committee will review the tax strategy for the Group. The Audit Committee reviews non-audit services provided by the external auditors on an ongoing basis to ensure that auditor objectivity and independence is safeguarded. In advance of any non-audit service engagements, the Audit Committee reviews whether objectivity and independence may be impaired and where appropriate engages alternative external accountants. The Audit Committee reviews the type of service and fee level in this respect. The policy to ensure that the external auditors do not provide prohibited services was formalised in early 2005. The Audit Committee reports to the Board on these matters. The external auditors, PwC, have provided the Company written assurances under Statement of Auditing Standards 610 (revised) ‘Communication of audit matters to those charged with governance’ and Independence Standards Board Standard No. 1, ‘Independence Discussions with Audit Committees’, that they are independent accountants with respect to the Company, within the meaning of UK regulatory and professional requirements and the SEC, and that the objectivity of the audit engagement partner and the audit staff is not impaired.
      The CEO, the CFO and the external auditors may be in attendance at meetings. The Audit Committee meets, as a minimum, four times a year and at least once during the year without any Executive Directors present. During 2004, the Audit Committee met eight times.

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31

REMUNERATION COMMITTEE
The Remuneration Committee is made up of all of the independent Non-executive Directors and is chaired by Alan Dalby. It determines, on behalf of the Board, the Group’s policy for executive remuneration and the individual remuneration packages for the Executive Directors. The CEO may be in attendance at meetings, except when his own remuneration is being considered. The Committee met four times in 2004, and has access to professional advice in the furtherance of its duties. During 2004, the Remuneration Committee appointed Towers Perrin to provide a Group-wide review of remuneration policy and strategy. Its report will be considered during 2005. The remuneration report is set out on pages 32 to 41.

NOMINATIONS COMMITTEE
The Nominations Committee comprises the Chairman and all of the independent Non-executive Directors and is chaired by Alan Smith. It has responsibility for proposing to the Board any new appointments of both Executive and Non-executive Directors. The Chairman would not chair the Nominations Committee if it were dealing with the appointment of the successor to the Chairman. During 2004, the Nominations Committee met four times. The CEO may be in attendance at Nominations Committee meetings.
      With respect to the process followed to appoint new Directors to the Board, it is the Nominations Committee’s policy to appoint an executive search agency to conduct an international search. The Board provides a role specification. Candidates are selected by the executive search agency, from which a shortlist is prepared. Interviews are conducted by Non-executive and Executive Directors as appropriate. The Nominations Committee will review succession plans during 2005; this did not take place during 2004 given the number of changes to the Board seen during the year.
      During the year, the Board made appointments into four positions: CEO, CFO and two Non-executive Directors. Each appointment was managed by the Nominations Committee with the assistance of an executive search agency, ensuring that an open and fair process was followed in each case such that the best candidates were selected.

OPERATIONAL MANAGEMENT – EXECUTIVE COMMITTEE
The Board delegates operational management to an Executive Committee made up of the Executive Directors. Members of the senior management team attend this meeting. It is chaired by the CEO, meets on a monthly basis and makes recommendations to the Board.

INTERNAL CONTROL
The Board has applied principle C.2 of the Combined Code by establishing a process for identifying, evaluating and managing the significant risks the Group faces. This process has been in place since the start of 2000 and is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999. The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness. Such a system manages rather than eliminates the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurances against material misstatement or loss.
      The Board regularly reviews the risks to which the business is exposed and the controls in place to mitigate those risks. It delegates the operational management of the business risk process to the Executive Directors, who in turn have put in place a specific working group comprising senior management from different areas of the business to carry out reviews on a periodic basis. From 2005, the Operations Committee, which has oversight of the day-to-day operational activities of Acambis, will review the work of that group.
      In compliance with provision C.2.1 of the Combined Code, the Board reviews the effectiveness of the Group’s system of internal control. The Board’s monitoring covers all material controls, including financial, operational and compliance controls and risk management. It is based, principally, on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied or indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Annual Report considering all significant aspects of internal control arising during the year, including the need to have an internal audit function. The Audit Committee assists the Board in discharging its review responsibilities.
      As of the date of this Annual Report, based on the assessment of the Board of Directors, there were no changes in the Group’s internal controls or in other factors that could significantly affect adversely these controls subsequent to the date of their evaluation.

RISK FACTORS
As with any business, there are risks and uncertainties relevant to Acambis’ business. These have been qualified by reference to factors that affect the majority of businesses, factors that are common to businesses in the biotechnology sector, factors common to businesses working in vaccines, and those specific to Acambis. This information is detailed within ‘Risk management’ on pages 18 and 19 of this Annual Report.

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32	Remuneration report

The Principles of Good Governance relating to Directors’ remuneration are described below. The remuneration report relates to the 2004 financial year and subsequent years.

In accordance with the Directors’ Remuneration Report Regulations 2002, a resolution is being put to the Company’s shareholders at this year’s AGM (see page 73) to approve the Remuneration Committee’s report.
     Those sections which our Auditors, PricewaterhouseCoopers LLP, have audited have been specifically identified within this report.

REMUNERATION COMMITTEE
The current members of the Remuneration Committee (the Committee) are Alan Dalby (Chairman), Michael Lytton, Ross Graham and, since 1 October 2004, Dr Randal Chase. For the period from 1 January to 11 May 2004, Alan Smith (Chairman of the Board) sat on the Committee. From 11 May 2004 onwards, it is the view of the Board that the members of the Committee are fully independent. The remit of the Committee is to determine, on behalf of the Board, the remuneration and other benefits of all Executive Directors and senior management, including basic salary, benefits, pension contributions, bonus payments, share-based long-term incentives and service contracts. The terms of reference for the Committee were available throughout the year, and from late 2004 have been published on the Company’s website.
     During 2004, New Bridge Street Consultants LLP (NBSC) and Towers Perrin, independent professional organisations specialising in providing advice on executive remuneration issues, employee share schemes and pensions, materially assisted the Committee. During the year, Weil, Gotshal & Manges provided advice in relation to the termination payment received by Mr Higgins as compensation for loss of office and also acted as the Company’s prime legal advisors, with respect to corporate matters. NBSC does not have any other links with the Company.
     During 2004, the CEO, CFO and Company Secretary also materially assisted the Committee in its discussions, except in relation to their own remuneration.
     The Committee is conscious of the latest institutional shareholder guidelines on the disclosure of below Board level remuneration and intends to review the level of disclosure which is appropriate for the Company prior to publishing the 2006 Annual Report.

POLICY ON EXECUTIVE DIRECTOR REMUNERATION
The Committee is aware that it must both attract and retain individuals of the highest calibre. It, therefore, aims to ensure that remuneration packages are competitive when compared with comparable publicly listed companies and that they fairly and responsibly reward individuals for their contribution to the success of the Group in order to align their interests with shareholders’. A significant proportion, which the Committee considers to be appropriate, of Directors’ remuneration is performance-related through an annual bonus scheme, share options and long-term incentive plan awards and the performance conditions attached to these components have been structured such that they are specific to Acambis.

COMPONENTS OF EXECUTIVE DIRECTORS’ REMUNERATION
BASIC SALARY AND BENEFITS
In determining the basic salary of each Director, the Committee takes into account, and intends to take into account in respect of future financial years, the individual’s responsibilities, and pay levels are set in the light of independent assessment of market practices. Basic salaries for Executive Directors are reviewed annually and compared to salary levels in a group of comparably sized biotechnology companies. The Committee also takes into consideration percentage increases for all employees when reviewing salary increases. During the year, Mr Cameron’s base salary was reviewed to take into account his new position as CEO. For US-based Executive Directors, salary levels in companies of a similar size to Acambis Inc. are also reviewed for comparative purposes. Salary reviews take account of all responsibility changes. Benefits offered to all Executive Directors comprise private healthcare, life assurance, permanent health insurance, private telephone and the use of Group assets. In addition, Mr Cameron receives a car allowance and a benefit related to Group-provided accommodation and travel for both himself and his family during his period of assignment to the US. Mr Lawrence also receives a car allowance as well as, for a period of six months from his joining the Company, a benefit related to Group-provided accommodation. In addition, Mr Lawrence will receive a benefit relating to travel up to the point of his relocation. Mr Higgins received a car allowance until the date of his resignation from the Board.

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33

ANNUAL BONUS
Bonuses are non-pensionable and based on a percentage of basic salary. From 2004, the maximum annual bonus was 75% of basic salary. The maximum 75% bonus level can only be achieved for significantly outperforming budgeted targets.
     Bonuses are paid at the discretion of the Committee in recognition of the Directors’ contributions to the success of the Group. Objectives are set that are considered to be both challenging and realistic. The performance metrics on which bonus payments are assessed are a mix of short-term financial, product development and business development targets. For 2004, the bonuses awarded to Executive Directors were determined following an evaluation of Group performance to agreed objectives. Following termination, any bonuses paid are at the discretion of the Committee.
     In 2003, the Committee reviewed the operation of that part of the Acambis Share Incentive Plan (see page 34) that permitted Directors to receive up to 50% of their annual bonus in Acambis shares and to receive one further matching share for every four shares so held, after a period of one year. As a result of that review, that aspect of the Share Incentive Plan has not been operated since the start of 2004.

LONG-TERM INCENTIVES
The Committee principally seeks to incentivise Executive Directors by offering participation in share-based long-term incentive schemes.
     Executive Directors currently participate in grants of share options under the Acambis 1995 savings-related share option scheme, the Acambis 1996 Approved Share Option scheme, the Acambis 1999 Share Option Plan and in grants of performance shares under the Acambis Share Incentive Plan. These plans and the performance conditions that apply to awards under these plans are described in more detail below.
     The Committee has established a policy that it believes is balanced whereby Executive Directors can receive an annual grant of options of up to one times basic salary per annum (granted in two half-yearly tranches) and an annual grant of performance shares of up to one times basic salary per annum. The Committee would consult major shareholders should it wish to alter this policy in the future to allow additional grants to be made.
     At the beginning of 2004, the Committee reviewed the performance conditions applying to share options and determined that there would be no retesting of performance conditions for options granted from 2004 onwards.
     The Committee acknowledges that the performance conditions applicable to its long-term incentives are the same for share options and performance shares. It is committed to reviewing those conditions as part of a study being currently carried out by Towers Perrin and will provide an update in the 2005 Annual Report.
     The Committee acknowledges the importance of updating shareholders on the current performance of grants made to Executive Directors for share options and performance shares against pre-set conditions. The Committee is committed to providing this information in its 2005 Annual Report.
     Following the approval granted at the 2003 AGM to revise the dilution limits of ordinary share capital of the Company in issue from time to time to 5% over a five-year period, to date the Company has, on average, remained within the 1% per annum limit agreed.

A) SHARE OPTION SCHEMES
All Executive Directors are eligible to participate in the Company’s share option schemes.
The performance-linked share option schemes consist of an Inland Revenue-approved executive scheme and unapproved executive schemes. The grant of options under the current executive schemes (the ‘1996 Scheme’ and the ‘1999 Plan’ as defined below) is at the discretion of the Committee and their exercise is subject to performance conditions.
Grants to be made in 2005 will be subject to performance conditions relating to the performance of Acambis’ TSR compared with a comparator group of other companies within the industry. These companies are:
Alizyme plc	Oxford BioMedica plc
Alliance UniChem Plc	Phytopharm Plc
Antisoma plc	Proteome Sciences plc
ARK Therapeutics Group PLC	Protherics PLC
Axis-Shield plc	Shire Pharmaceuticals Group plc
Cambridge Antibody Technology Group PLC	Sinclair Pharma plc
Dechra Pharmaceuticals PLC	SkyePharma PLC
Goldshield Group PLC	Vernalis Group plc
GW Pharmaceuticals plc	XTL Biopharmaceuticals Ltd
NeuTec Pharma PLC

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34	Remuneration report

COMPONENTS OF EXECUTIVE DIRECTORS’ REMUNERATION (CONTINUED)
A) SHARE OPTION SCHEMES (CONTINUED)
These companies are all the LSE- and AIM-listed pharmaceutical and biotechnology companies with a market capitalisation greater than £50m but excluding AstraZeneca PLC and GSK plc. The Committee has chosen this group as being the most appropriate for Acambis. As in 2003, during 2004 the Committee did consider including selected US biotechnology companies within the TSR comparator group and again concluded that they did not consider this appropriate given the Group is primarily compared to other UK-based biotechnology companies. This will continue to be reviewed in future years.
     The TSR condition seeks to align the interests of Executive Directors with the interests of shareholders by requiring superior relative TSR performance compared with other pharmaceutical and biotechnology companies before options can be exercised. The maximum allocation of shares would be achieved if Acambis were ranked in the upper quartile of the comparator group, being prorated down to a 30% allocation at a ranking at the median. No allocation will be made if Acambis’ ranking falls below the median. The performance condition is measured over a single three-year period. As noted in the section on long-term incentives above, from 2004 there is no retesting of performance conditions for new option grants.
     For the purposes of the TSR calculation, the Company’s TSR will be averaged over the three months preceding the commencement of the period and the three months preceding a measurement date to ensure that results are not influenced by short-term volatility. TSR calculations are performed by an independent party. Grants to Executive Directors made from 2003 are subject to an additional performance condition that requires the Committee to be satisfied that there has been improvement in the Company’s underlying financial performance over the relevant performance period.
     The Company also operates an Inland Revenue-approved savings-related scheme and, from 2003, an Employee Share Purchase Plan, which are available generally to all UK and US employees, respectively, provided they enter into savings contracts.

B) LONG-TERM INCENTIVE SHARE PLAN
The Acambis LTIP has been established for Executive Directors and certain senior employees. The plan is designed to encourage participants to focus their efforts on longer-term growth in shareholder value and to encourage commitment to remain with the Acambis Group.
     Long-term incentive awards are made, upon the recommendation of the Committee, by the Trustees of the Acambis Employees’ Trust (the Trust) and comprise performance shares, being a right to acquire, at no cost, a fixed maximum number of shares in the Company that are owned by the Trust. The right to acquire shares only vests after three years and is subject to a performance target. The Trust acquires shares to satisfy LTIP awards on the open market as required.
     All outstanding awards are subject to performance conditions relating to the performance of Acambis’ TSR compared to a comparator group of other companies within the industry over a single three-year period with no opportunity for re-testing. For grants in 2005 this condition will apply and the comparator companies will be as detailed in the section on share options above. The maximum allocation of shares would be achieved if Acambis were ranked in the upper quartile of the comparator group, being prorated down to a 30% allocation at a ranking as the median. No allocation will be made if Acambis’ ranking falls below the median. The performance condition is measured over a three-year period beginning at the date of award. For the purposes of TSR calculation, the Company’s TSR will be averaged over the three months preceding the commencement of the period and the three months preceding a measurement date to ensure that results are not influenced by short-term volatility. TSR calculations are performed by an independent third party.
     From the beginning of 2003, awards to Executive Directors are subject to an additional performance condition that requires the Committee to be satisfied that there has been improvement in the Company’s underlying financial performance over the relevant performance period.
     In 2003, the Committee reviewed the operation of that part of the LTIP that allowed participants to leave vested plan shares in the Trust in order to receive a grant of a further one matching share for each four plan shares deposited following those shares having been held by the Trust for a period of two years from vesting. As a result of this review, this aspect of the LTIP has not been operated for grants made since the start of 2004.
     As we offer LTIPs, Executive Directors could be entitled to capitalised dividends and consequent adjustment of their overall package. As the Company does not currently pay dividends, this is not currently relevant.

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35

EXECUTIVE DIRECTORS’ SHARE OWNERSHIP GUIDELINES
The Committee encourages Executive Directors to build and maintain substantial interests in Acambis shares, thereby aligning their interests with other shareholders’. In 2004, both Mr Cameron and Dr Monath increased their shareholdings in the Company. The Committee has decided not to introduce formal share ownership guidelines but will continue to keep the position under review.

PENSION SCHEME
In the UK, the Company operates a self-administered, defined contribution, Inland Revenue-approved pension scheme for the Executive Directors (including Gordon Cameron, who is currently based in the US). The Company contributes 18% of basic salary into this scheme on behalf of each Executive Director. No other benefits are pensionable. In the US, the Group offers a 401k Savings and Retirement Plan for all employees, including Executive Directors based in the US. Participants may contribute up to 15% of their annual compensation into the plan. The Company can make discretionary matching contributions, up to a maximum of 3% of basic salary. Pension costs for each Director are shown on page 37.
      During 2005, the Committee will formally review the impact of any changes arising from the pensions legislation due to come into force in April 2006. As the Company operates defined contribution arrangements, no significant changes are envisaged but, in any event, the Committee confirms that it does not envisage the overall cost to the Company increasing.

DIRECTORS’ SERVICE CONTRACTS
Details of the service contracts of those who served as Directors during the year are:

Director	Contract date	Notice period

Executive:
Gordon Cameron[1,8]	1 Mar 97	12 months
David Lawrence[2,9]	8 Jul 04	12 months
Nicolas Higgins[3]	29 Nov 96	12 months
Dr Thomas Monath[4,8]	12 Mar 02	12 months

Non-executive:
Alan Smith[4,8]	1 Jan 98	3 months
Dr Randal Chase[5,9]	1 Oct 04	3 months
Alan Dalby[4]	25 Mar 98	3 months
Ross Graham[6]	25 Mar 04	3 months
Michael Lytton[4]	12 Mar 01	3 months
Victor Schmitt[7]	4 Dec 00	N/A

NOTES
1	Following Mr Cameron’s appointment to CEO on 23 February 2004, the terms and conditions of his service contract were amended to reflect his new role.
2	Mr Lawrence was appointed to the Board as CFO on 8 July 2004 and officially joined the Company on 31 August 2004.
3	Mr Higgins resigned from the Board on 31 December 2004.
4	The service contracts for these Directors have been reviewed and updated in March 2005 to bring them in line with best practice.
5	Dr Chase was appointed to the Board as Non-executive Director on 1 October 2004.
6	Mr Graham was appointed to the Board as Non-executive Director on 25 March 2004.
7	Mr Schmitt resigned from the Board on 21 January 2004 following the sale of Baxter’s shareholding in Acambis in December 2003.
8	Mr Cameron and Dr Monath will face re-election as Directors of the Company at the 2005 AGM, being Directors who are retiring by rotation in accordance with the Articles of Association of the Company.
9	Mr Lawrence and Dr Chase will face re-election as Directors of the Company at the 2005 AGM, having been appointed into their roles since the 2004 AGM.

All Executive Directors have rolling contracts with 12-month notice periods, in line with current best practice. On early termination of contract, an Executive Director would be entitled to basic salary and benefits for the notice period.
      The Committee believes that, in the event of early termination of an Executive Director’s contract, it is appropriate to examine the specific circumstances of each case. Where appropriate, the Committee may agree to a phased payment of compensation over a fixed term. During this term, if the Executive Director were to find a new position the principle of mitigation would apply and payments would cease. The Committee does, however, reserve the right to make a payment in lieu of any period of notice.
      The Board believes that it is in the Company’s best interest for Executive Directors to serve a minimum three-year term before retiring by rotation. Under the terms of their contracts, Non-executive Directors do not take any part of their fees in the form of Acambis shares.

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36	Remuneration report

COMPONENTS OF EXECUTIVE DIRECTORS’ REMUNERATION (CONTINUED)
EXTERNAL APPOINTMENTS
The Committee recognises that Executive Directors may be invited to take up non-executive directorships or public service appointments and that these can broaden the experience and knowledge of the Director, from which the Company would benefit. Accordingly, subject to Board approval, they may accept non-executive appointments, as long as these are not likely to lead to a conflict of interest. They are also allowed to retain any fees paid under such appointments. During the year, Mr Higgins was the only Executive Director who had a non-executive directorship and received fees of £12,500 (2003 – £12,500) in that respect.

NON-EXECUTIVE DIRECTORS’ FEES AND TERMS
The Non-executive Directors’ fees are determined, and it is intended shall be determined in future financial years, by the Board on the basis of independent advice on current levels in similar businesses. Fees are reviewed periodically. Non-executive Directors are not eligible and do not participate in pensions, incentives, bonuses or any similar payments other than out-of-pocket travel and accommodation costs in connection with the performance of their duties. Non-executive Directors’ fees comprise a basic fee plus an additional fee for chairing a committee. Consideration is given to the time commitment required of Non-executive Directors when setting their fees. Non-executive Directors’ fees are not dependent on specific meeting attendance or linked to the number of hours of time spent on Group matters. Whilst there is no set time commitment specified in Non-executive Directors’ service contracts, it is expected that they attend all relevant meetings. Non-executive Directors are entitled to their fees during any notice period.
      The Board believes that it is in the Company’s best interest for Non-executive Directors to serve a minimum three-year term before retiring by rotation. Typically, we expect them to serve two three-year terms, although they may be invited to continue in office for a further period.

DIRECTORS’ INTERESTS IN SHARES (UNAUDITED)
The Directors who served during the year had the following beneficial interests in the shares of the Company:

	Number of ordinary	Number of ordinary
	10p shares held	10p shares held
	at 31 Dec 04	at 31 Dec 03

Gordon Cameron[1]	278,442	228,008
Dr Randal Chase[2]	–	–
Alan Dalby	5,000	5,000
Ross Graham[3]	6,128	–
Nicolas Higgins[4]	144,196	228,801
David Lawrence[5]	–	–
Michael Lytton	18,022	8,120
Dr Thomas Monath	60,842	32,453
Victor Schmitt[6]	–	–
Alan Smith	1,800	1,800

NOTES
1	35,885 of the shares owned by Mr Cameron are held in trust on his behalf by the Trustees of the Acambis Employees’ Trust.
2	Dr Chase was appointed to the Board on 1 October 2004.
3	Mr Graham was appointed to the Board on 25 March 2004.
4	Mr Higgins resigned from the Board on 31 December 2004. Of those shares owned by Mr Higgins at 31 December 2004, 30,068 were held in trust on his behalf by the Trustees of the Acambis Employees’ Trust.
5	Mr Lawrence was appointed to the Board on 8 July 2004 and officially joined the Company on 31 August 2004.
6	Mr Schmitt resigned from the Board on 21 January 2004.

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37

Individually, each of the Directors beneficially owns less than 1% of the total issued share capital. As at 31 December 2004, the Directors had no interests in shares of any other Group company. Apart from the above, there have been no changes in the interests of the current Directors in the share capital of the Company since 31 December 2004.
      The Executive Directors also have an interest as potential beneficiaries in the 62,190 ordinary shares held at 8 March 2005 by the Trustees of the Acambis Employees’ Trust.

DIRECTORS’ REMUNERATION (AUDITED)
The total remuneration of the Directors for the year ended 31 December 2004 (shown below) comprised salaries, benefits, bonuses, pension contributions and Non-executive Director fees. During the year, no Directors waived emoluments. The remuneration received by each Director who served during the year was as follows:

				Compensation
				for loss	Total	Total	Pension	Pension
	Basic salary/fees	Benefits[9]	Bonus	of office	2004	2003	2004	2003
Directors	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Executive:
Gordon Cameron[1]	315	44	64	–	423	336	57	34
David Lawrence[2]	59	12	23	–	94	–	11	–
Nicolas Higgins[3]	183	14	37	240	474	267	33	31
Dr Thomas Monath[4]	168	12	32	–	212	288	3	6
Dr John Brown[5]	–	–	–	–	–	894	–	52

Total	725	82	156	240	1,203	1,785	104	123

Non-executive:
Alan Smith	70	–	–	–	70	60	–	–
Dr Randal Chase[6]	8	–	–	–	8	–	–	–
Alan Dalby	37	–	–	–	37	28	–	–
Michael Lytton	34	–	–	–	34	28	–	–
Ross Graham[7]	29	–	–	–	29	–	–	–
Victor Schmitt[8]	–	–	–	–	–	–	–	–
Dr Geoffrey Porges[9]	–	–	–	–	–	9	–	–

Total	178	–	–	–	178	125	–	–

Total	903	82	156	240	1,381	1,910	104	123

NOTES
1	During the year, Mr Cameron received a benefit valued at £22,000 in relation to the provision by the Group of accommodation and travel whilst he is located in the US. This amount is included within benefits. Mr Cameron received some of his remuneration in dollars. The following amounts are included within the table above, translated at an average exchange rate £1: $1.832 – salary of $465,000 and benefits of $46,000.
2	Mr Lawrence was appointed to the Board on 8 July 2004. Remuneration paid to him in 2004 relates to the period from 31 August 2004 (being his employment start date) and includes a benefit valued at £8,000 in relation to provision by the Group of travel costs and accommodation. In addition, upon joining the Board, Mr Lawrence received a bonus of £11,000 to compensate him, in part, for share options lost from his previous employer. These amounts are included within benefits and bonus respectively.
3	Mr Higgins resigned from the Board on 31 December 2004. Mr Higgins received a payment of £240,000 (gross) as compensation for loss of office.
4	All of Dr Monath’s remuneration was paid in dollars and has been translated at an average exchange rate of £1: $1.832.
5	Dr Brown resigned from the Board on 31 December 2003. Amounts in 2003 represent remuneration paid up until the date of his resignation plus a payment of £449,806 (gross) as compensation for loss of office. In addition, in January 2004, Dr Brown received £359,960 in respect of a consultancy agreement for services performed during 2004.
6	Dr Chase was appointed to the Board on 1 October 2004. Amounts in 2004 represent fees from the date of his appointment.
7	Mr Graham was appointed to the Board on 25 March 2004. Amounts in 2004 represent fees from the date of his appointment.
8	Mr Schmitt resigned from the Board on 21 January 2004. Under the terms of his appointment he did not receive fees.
9	Dr Porges resigned from the Board on 22 January 2003. Amounts in 2003 represent fees paid in the period to the date of his termination.
10	Benefits offered to all Executive Directors comprise private healthcare, life assurance, permanent health insurance, private telephone and the use of Group assets. In addition, all Executive Directors, with the exception of Dr Monath, receive a car allowance.

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38	Remuneration report

COMPONENTS OF EXECUTIVE DIRECTORS’ REMUNERATION (CONTINUED)
DIRECTORS’ INTERESTS IN SHARE OPTIONS (AUDITED)
The Directors who held office at 31 December 2004 hold options to acquire ordinary shares of the Company under the Acambis 1996 Approved Share Option Scheme (1996 Scheme), the Acambis 1995 Savings-Related Share Option Scheme (SAYE Scheme) and the Acambis 1999 Share Option Plan (1999 Plan) as follows:

									Earliest
								Exercise	date of	Expiry
Director	Scheme		1 Jan 04	Granted	Exercised	Lapsed	31 Dec 04	price	exercise	date

Gordon Cameron	1996	[2]	17,685	–	–	–	17,685	£1.70	20 Dec 99	20 Dec 06
	1999	[3,4]	147,990	–	(147,990)	–	–	£1.25	24 Sep 04	24 Sep 11
	1999	[3]	13,911	–	–	–	13,911	£3.33	31 Dec 04	31 Dec 11
	1999	[3]	30,545	–	–	–	30,545	£3.04	26 Apr 05	26 Apr 12
	1999	[3]	39,116	–	–	–	39,116	£2.33	26 Sep 05	26 Sep 12
	1999	[5]	27,469	–	–	–	27,469	£3.23	14 May 06	14 May 13
	1999	[5]	32,561	–	–	–	32,561	£2.76	19 Dec 06	19 Dec 13
	1999	[5]	–	43,350	–	–	43,350	£3.46	24 Mar 07	12 Mar 14
	1999	[5]	–	60,440	–	–	60,440	£2.73	12 Oct 07	12 Oct 14
	SAYE	[6]	5,250	–	–	–	5,250	£1.80	1 Dec 05	01 Jun 06

Total			314,527	103,790	(147,990)	–	270,327

Nicolas Higgins[1]	1996	[2,7]	16,681	–	(16,681)	–	–	£1.80	09 Jul 99	09 Jul 06
	1996	[5,8]	–	8,670	–	–	8,670	£3.46	1 Jan 05	30 Jun 05
	1999	[3,4]	124,000	–	(124,000)	–	–	£1.25	24 Sep 04	24 Sep 11
	1999	[3,8]	11,637	–	–	–	11,637	£3.33	1 Jan 05	31 Dec 05
	1999	[3,8]	25,493	–	–	(5,531)	19,962	£3.04	1 Jan 05	31 Dec 05
	1999	[3,8]	34,925	–	–	(12,628)	22,297	£2.33	1 Jan 05	31 Dec 05
	1999	[5,9]	25,193	–	–	(25,193)	–	£3.23	N/A	N/A
	1999	[5,9]	32,428	–	–	(32,428)	–	£2.76	N/A	N/A
	1999	[5,9]	–	17,200	–	(17,200)	–	£3.46	N/A	N/A
	1999	[5,9]	–	34,066	–	(34,066)	–	£2.73	N/A	N/A
	SAYE	[6,10]	–	4,014	–	(4,014)	–	£2.36	N/A	N/A
	SAYE	[6,11]	6,250	–	(6,250)	–	–	£1.52	29 Oct 04	29 Apr 05

Total			276,607	63,950	(146,931)	(131,060)	62,566

David Lawrence	1996	[5]	–	10,989	–	–	10,989	£2.73	12 Oct 07	12 Oct 14
	1999	[5]	–	117,216	–	–	117,216	£2.73	12 Oct 07	12 Oct 14

Total			–	128,205	–	–	128,205

Dr Thomas Monath	1999	[3,7]	100,000	–	(100,000)	–	–	£0.92	28 Sep 03	28 Sep 10
	1999	[3,4]	147,110	–	(147,110)	–	–	£1.25	24 Sep 04	24 Sep 11
	1999	[3]	30,403	–	–	–	30,403	£3.04	26 Apr 05	26 Apr 12
	1999	[3]	38,575	–	–	–	38,575	£2.33	26 Sep 05	26 Sep 12
	1999	[5]	26,993	–	–	–	26,993	£3.23	14 May 06	14 May 13
	1999	[5]	30,752	–	–	–	30,752	£2.76	19 Dec 06	19 Dec 13
	1999	[5]	–	23,470	–	–	23,470	£3.46	24 Mar 07	24 Mar 14
	1999	[5]	–	31,834	–	–	31,834	£2.73	12 Oct 07	12 Oct 14

Total			373,833	55,304	(247,110)	–	182,027

NOTES
1	Mr Higgins resigned from the Board on 31 December 2004.
2	The performance condition for those options granted under the 1996 Scheme until the end of 2000 is either:
	a)	that the percentage growth in the Company’s share price over the three years from the date of grant must exceed the percentage growth in the total return for the FTSE All-Share index over that three-year period; or
	b)	that the average percentage share price movements of the Company over each of the three years beginning on a date not earlier than the grant date and ending on the date of exercise must exceed the average movements in the FTSE All-Share Index over each of those three years.
3	The performance condition for those options granted until the end of 2003 under the 1999 Plan compares the Company’s TSR to the TSR of a chosen group of pharmaceutical and biotechnology companies over a three-year period. A median ranking must be achieved before any part of the option may be exercised (50% of the option) and an upper quartile ranking must be achieved for the option to vest in full. This condition if not initially achieved in full can be further measured over a four-or five-year period measured from the same fixed-base point.
4	The market value of these shares exercised by Mr Cameron, Mr Higgins and Dr Monath at the time of exercise was 288p per share. The gain arising on the exercise of these options has been included in the table summarising gains made by Directors on page 40.

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39

DIRECTORS’ INTERESTS IN SHARE OPTIONS (AUDITED) (CONTINUED)
5	Since 2004, the performance condition for these options granted under the 1996 Scheme and the 1999 Plan is the same as that outlined in note 3, except that only 30% of the option may be exercised if the Company achieves a median ranking. Performance can only be re-measured once over a four-year period and there is also a requirement before the option can be exercised for the Committee to be satisfied with the Company’s underlying financial performance over the performance period.
6	No performance conditions apply to SAYE options.
7	The market value of these shares exercised by Mr Higgins and Dr Monath at the time of exercise was 349p per share. The gain arising on the exercise of these options has been included in the table summarising gains made by Directors on page 40.
8	Following Mr Higgins’ resignation from the Board (see note 1), the Committee exercised its discretion to permit vesting of certain of Mr Higgins’ outstanding options in accordance with the 1996 Scheme and 1999 Plan. The Committee was of the opinion at 31 December 2004 that the performance conditions applying to those options had been met and accordingly the options may be exercised over the net amount shown. A time apportionment factor was applied to the options under the 1999 Plan from grant date to 31 December 2004 relative to the three-year vesting period. These options vested on 31 December 2004 and are exercisable during the period 1 January 2004 to 30 June 2005 for the 1996 Scheme options and to 31 December 2005 for the 1999 Plan options.
9	Under the rules of the 1999 Plan, these options lapsed in full following the announcement of Mr Higgins’ resignation from the Board as the performance conditions attached to these options had not been met.
10	Under the rules of the SAYE Scheme, these options lapsed following the announcement of Mr Higgins’ resignation from the Board.
11	The market value of these shares exercised by Mr Higgins at the time of exercise was 266.25p per share. The gain arising on the exercise of these options has been included in the table summarising gains made by Directors on page 40.

All of the above options were granted for nil consideration and are held over 10p ordinary shares in the Company. The market value of the options at the time of grant are as detailed in the ‘Exercise price’ column.
     The market price of shares at 31 December 2004 was 251.5p and the range during the year was 244.25p to 371.0p per share.

Further information on each of the Company’s share option schemes, including the number of options outstanding, exercise prices and exercise periods, is set out in note 24 to the financial statements.

LONG-TERM SHARE INCENTIVE PLAN (AUDITED)
Awards have been made to Executive Directors of the Company under the LTIP1 as follows:

								Value	Award	Vesting
Directors	1 Jan 04		Awarded		Vested	Forfeited	31 Dec 04	vested £	date	date

Gordon Cameron	139,084	[3,4]	–		(139,084)	–	–	406,473	27 Sep 01	27 Sep 04
	30,928	[5]	–		(30,928)	–	–	112,578	08 Apr 02	08 Apr 04
	59,366	[3]	–		–	–	59,366	–	22 Apr 02	22 Apr 05
	54,939	[3]	–		–	–	54,939	–	14 May 03	14 May 06
	–		86,704	[7]	–	–	86,704	–	24 Mar 04	24 Mar 07
	–		8,971	[8]	–	–	8,971	–	05 Oct 04	05 Oct 06

Total	284,317		95,675		(170,012)	–	209,980	519,051

Nicolas Higgins[2]	116,541	[3,4]	–		(116,541)	–	–	340,591	27 Sep 01	27 Sep 04
	49,547	[3,6]	–		–	(13,427)	36,120	–	22 Apr 02	31 Dec 04
	50,386	[3,6]	–		–	(50,386)	–	–	14 May 03	N/A
	–		51,734	[6,7]	–	(51,734)	–	–	24 Mar 04	N/A
	–		7,517	[9]	–	(7,517)	–	–	05 Oct 04	N/A

Total	216,474		59,251		(116,541)	(123,064)	36,120	340,951

Dr Thomas Monath	59,090	[3,4]	–		–	–	59,090	–	22 Apr 02	22 Apr 05
	53,987	[3]	–		–	–	53,987	–	14 May 03	14 May 06
	–		46,943	[7]	–	–	46,943	–	24 Mar 04	24 Mar 07

Total	113,077		46,943		–	–	160,020	–

NOTES
1	The exercise price for all awards made under the LTIP is £1.00 in total for the exercise of any number of shares comprised in an award. All LTIP awards are held over ordinary 10p shares in the Company.
2	Mr Higgins resigned from the Board on 31 December 2004.
3	The performance condition for these awards compares the Company’s TSR to the TSR of a chosen group of pharmaceutical and biotechnology companies over a three-year period. A median ranking must be achieved before any part of the award may vest (30% of the award) and an upper quartile ranking must be achieved for the award to vest in full. After three years, vested plan shares may be left in the Trust and participants can then receive a grant of a further one matching share for each four plan shares so deposited. The matching shares will vest provided the participant remains employed and does not withdraw those plan shares for a further two years. The matching award component was not offered after 2003.
4	These awards were made on 27 September 2001, at which time the share price was 141.5p per share. On 27 September 2004, these awards vested at which time the share price was 292.25p per share.

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40	Remuneration report

COMPONENTS OF EXECUTIVE DIRECTORS’ REMUNERATION (CONTINUED)
LONG-TERM SHARE INCENTIVE PLAN (AUDITED) (CONTINUED)
5	Following the vesting of an LTIP award on 6 April 2002, Mr Cameron elected to leave those 123,711 plan shares with the Trust. Under the rules of the Plan, Mr Cameron was entitled to receive an additional 30,928 shares, one matching share for each four plan shares so deposited, provided he was still employed by the Group on 6 April 2004. On 8 April 2002, the date of the award, the share price was 323.5p per share. On 8 April 2004, the date the award vested, the share price was 364.0p per share. These awards are not subject to performance conditions as the bonus award and the plan shares so deposited have already been performance-tested.
6	Following Mr Higgins’ resignation from the Board (see note 2) these awards were forfeited to the extent shown given the performance criteria set out in notes 3 and 7 had not been met in full. Awards were also time-apportioned from date of award to 31 December 2004. The balance of these awards are exercisable during the period 31 December 2004 to 31 March 2005.
7	The performance condition for these awards compares the Company’s TSR to the TSR of a chosen group of pharmaceutical and biotechnology companies over a three-year period. A median ranking must be achieved before any part of the award may vest (30% of the award) and an upper quartile ranking must be achieved for the award to vest in full.
8	Following the exercise of an LTIP award on 5 October 2004, Mr Cameron elected to leave 35,885 of those plan shares with the Trust. Under the rules of the Plan, Mr Cameron is entitled to receive an additional 8,971 shares, one matching share for each four plan shares so deposited so long as he retains those shares in the the Trust for a period of two years from date of award.
9	Following the exercise of an LTIP award on 5 October 2004, Mr Higgins elected to leave 30,068 of those plan shares with the Trust. Under the rules of the Plan, had Mr Higgins remained with the Company for a period of two years from the date of this award and had held those shares in the Trust during that time, he would have been entitled to receive an additional 7,517 shares, one matching share for each four plan shares so deposited. Given Mr Higgins resigned from the Board on 31 December 2004, this award was forfeited.
10	On 29 June 2004, Dr Brown, who retired from the Board on 31 December 2003, exercised awards over a total of 192,789 shares. The share price on that date was 346.0p. Of those shares, 146,616 of them were awarded on 27 September 2001 at which time the share price was 141.5p per share, resulting in a gain of £507,291. The remaining 46,173 shares were awarded on 22 April 2002 at which time the share price was 321.0p per share, resulting in a gain of £159,759.

GAINS MADE BY DIRECTORS ON SHARE OPTIONS AND LTIPS (AUDITED)
The table below shows gains made by individual Directors from the exercise of share options and LTIPs. The gains are calculated as at the exercise date, although the shares may have been retained.

	2004	2003
	£’000	£’ 000

Gordon Cameron	740	499
Nicolas Higgins[1]	574	927
Dr Thomas Monath	497	238
Dr John Brown[2]	–	936

Total gains on share options and LTIPs	1,811	2,600

NOTES
1	Mr Higgins resigned from the Board on 31 December 2004.
2	Dr John Brown resigned from the Board on 31 December 2003.

ACAMBIS’ TSR PERFORMANCE (UNAUDITED)
Acambis’ TSR performance is shown against a comparator group of pharmaceutical and biotechnology companies listed on LSE and AIM, as shown on page 33. This index has been chosen as Acambis is a constituent of this sector.

The following table details the five-year rebased TSR performance of Acambis and its chosen index.

		Pharmaceuticals
	Acambis	& Biotech Index

31 December 1999	100%	100%
31 December 2000	201%	168%
31 December 2001	680%	118%
31 December 2002	538%	67%
31 December 2003	592%	91%
31 December 2004	488%	101%

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41

TOTAL SHAREHOLDER RETURN (TSR)
TSR REBASED TO 100

This graph illustrates the TSR performance (share price growth plus dividends paid), as required by legislation, of Acambis compared to a ‘broad equity market index’ over the past five years. Acambis’ TSR performance is shown against a peer group of pharmaceutical and biotechnology companies, comprising LSE- and AIM-listed companies with a market capitalisation of over £50m, excluding AstraZeneca plc and GSK plc. This index has been chosen as the most appropriate form of ‘broad equity market index’ against which the Company’s performance should be graphed as Acambis is a constituent of this sector.

On behalf of the Board
Alan Dalby
Non-executive Director and Chairman of the Remuneration Committee
24 March 2005

1 A full list of peer-group companies is provided on page 33

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42	Directors’ report FOR THE YEAR ENDED 31 DECEMBER 2004

The Directors’ report on the affairs of the Group is presented below.
The Group financial statements and Auditors’ report for the year ended
31 December 2004 are presented within this document.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW
A review of the business and future developments of the Group is set out on pages 1 to 25. The principal activities of the Group are the research, development, manufacture and sale of vaccines to prevent and treat infectious diseases.

RESULTS AND DIVIDENDS
The profit for the year after taxation amounted to £19.8m (2003 – £35.7m). The Directors do not recommend a final dividend for the year (2003 – £nil). In the year ended 31 December 2004, the Group generated revenues of £85.5m (2003 – £169.1m). Further details of the results for the year and future developments for the Group are set out on pages 1 to 25.

RESEARCH AND DEVELOPMENT (R&D)
As discussed within the performance review on pages 20 to 25, the Group incurred R&D costs of £28.9m (2003 – £19.9m) during the year, which have been written off to the profit and loss account in accordance with the Group’s accounting policy.

DIRECTORS AND THEIR INTERESTS
The Directors who served during 2004 are shown on page 29. The interests of the Directors in the Company’s shares and options to purchase shares in the Company are shown in the remuneration report on pages 32 to 41. At 31 December 2004, the Directors held an aggregate 514,430 shares, representing 0.5% of the current issued capital. None of the Directors had an interest in a contract of significance to which the Company or any of its subsidiary undertakings was party during the year.

POLICY ON PAYMENT OF CREDITORS
It is the Group’s policy that payments to suppliers be made in accordance with those terms and conditions agreed between the Group and its suppliers, provided that all trading terms and conditions have been met. At 31 December 2004, the Company had an average of 10 days (2003 – 13 days) of purchases outstanding in trade creditors. At 31 December 2004, the Group had an average of 46 days (2003 – 67 days) of purchases outstanding in trade creditors.

CORPORATE SOCIAL RESPONSIBILITY
The Directors recognise the increasing importance of corporate responsibility and as a result have included a report on Acambis’ current activities in this area on pages 16 and 17.

POLITICAL AND CHARITABLE DONATIONS
During the year, the Group made charitable contributions amounting to £17,200 (2003 – £6,525). Of this total, £3,200 related to medical research (2003 – £2,996), £6,050 for the biotechnology industry (2003 – £2,666), £350 to children’s charities (2003 – £663) and £7,600 to local charities (2003 – £200). A political donation of £300 was made during the year to the US Republican Party (2003 – £nil) by BPC. Employees participated in various charitable fundraising activities during the year in aid of local and national charities.

EMPLOYEES
Acambis seeks to involve its employees in its corporate objectives, plans, performance and on other relevant matters of interest to employees through various communication methods, including regular Company meetings. Employees of Acambis are not part of any labour unions. The Directors consider there to be a good relationship between employees and management. The Group is an equal opportunities employer and does not discriminate in the recruitment and promotion of staff, including applicants who are disabled. If an employee becomes disabled it is the policy, wherever practicable, to provide continued employment. All employees are encouraged to share in the growth of the Group, being eligible to participate in share option schemes.

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43

HEALTH, SAFETY AND ENVIRONMENTAL ISSUES
The Group is committed to achieving high health, safety and environmental standards and aims for continuous improvement in health, safety and environmental performance. In the UK, Acambis is a member of the British Safety Council. In the US, Acambis contracts with Mount Auburn Hospital’s Occupational Health Service to provide medical surveillance, and prevention and treatment of work-related injuries and illnesses, including administering of appropriate immunisations. The Group has an excellent health and safety record. The Group seeks to minimise the environmental impact of its activities. Waste materials are recycled, where possible, and specialist disposal companies handle hazardous waste.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
For the year ended 31 December 2004 the Group’s results are reported under UK GAAP in this Annual Report, and under US GAAP when filing its annual Form 20-F with the US SEC. As noted on page 15 the Group has adopted IFRS from 1 January 2005. We also set out there the areas where we believe the main differences affecting the Group lie between UK GAAP and IFRS.

OTHER INFORMATION AND AGM
Information regarding the substantial shareholders of Acambis, this year’s AGM, the appointment of the Group’s Auditors and special business to be conducted at the AGM is contained within the shareholder information section of this document on pages 72 and 73.

By order of the Board
Elizabeth Brown
Company Secretary
24 March 2005

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44	Directors’ responsibilities

Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

FINANCIAL STATEMENTS, INCLUDING ADOPTION OF GOING CONCERN BASIS
After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.
In preparing the financial statements, the Directors are required to:
•	select suitable accounting policies and then apply them consistently;
•	make judgments and estimates that are reasonable and prudent;
•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.
          The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Directors are responsible for the maintenance and integrity of the Group’s website. Uncertainty regarding legal requirements is compounded as information published on the internet is accessible in many countries with different legal requirements relating to the preparation and dissemination of financial statements.

By order of the Board
Elizabeth Brown Company
Secretary
24 March 2005

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Independent Auditors’ report to the members of Acambis plc	45

We have audited the financial statements, which comprise the Group profit and loss account, the Group and Company balance sheets, the Group cash flow statement, the Group statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors’ remuneration report (the auditable part).

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors’ responsibilities. The Directors are also responsible for preparing the Directors’ remuneration report.
     Our responsibility is to audit the financial statements and the auditable part of the Directors’ remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors’ remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions is not disclosed.
     We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the ‘Strategy: our road to growth’, ‘Development: managing our growth’ and ‘Board review: stronger governance, broader experience’ sections, the Chairman’s statement, the Directors’ report, the unaudited part of the Directors’ remuneration report, the operating review, financial review, the corporate governance statement, the summarised Group statements and the information contained in the borders from page 46 onwards.
     We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the 2003 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company’s or Group’s corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors’ remuneration report. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION In our opinion:
•	the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2004 and of the profit and cash flows of the Group for the year then ended;
•	the financial statements have been properly prepared in accordance with the Companies Act 1985; and
•	those parts of the Directors’ remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge, UK
24 March 2005

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46	Group profit and loss account FOR THE YEAR ENDED 31 DECEMBER 2004

				2003
		2004		(restated)
	Notes	£m		£m

A Turnover	2	85.5		169.1
Cost of sales		(34.3)		(98.4)

Gross profit		51.2		70.7
B Research and development costs		(28.9)		(19.9)
Sales and marketing costs		(2.7)		(1.3)
Administrative costs (including amortisation of goodwill)	3	(5.1)		(4.5)
C Exceptional administrative cost: Canton plant impairment	3,4	(1.9)		–
C Exceptional administrative cost: restructuring costs	3,4	(0.7)		–
C Exceptional administrative cost: settlement of BTG agreement	3,4	–		(7.4)
C Exceptional other operating income: settlement of Canton agreement	4	10.2		–

Group operating profit		22.1		37.6
Interest receivable and similar income	5	4.8		2.1
Amounts released against fixed asset investment	6	–		0.5
Loss on disposal of fixed asset investment	6	(0.1)		–
Interest payable and similar charges	7	(0.9)		(1.0)
Exchange gain on foreign currency borrowings	20	0.3		0.4

Profit on ordinary activities before taxation	8	26.2		39.6
Taxation	11	(6.4)		(3.9)

Profit on ordinary activities after taxation (being retained profit for the financial year)		19.8		35.7

Earnings per ordinary share (basic)	12	18.6	p	34.7	p
Earnings per ordinary share (fully diluted)	12	18.2	p	34.2	p

A statement of movements on reserves is given in note 25.
The accompanying notes are an integral part of this Group profit and loss account.
All amounts in 2004 arise from continuing operations.

Group statement of total recognised gains and losses FOR THE YEAR ENDED 31 DECEMBER 2004

		2003
	2004	(restated)
	£m	£m

Profit for the year	19.8	35.7
Loss on foreign currency translation	(2.5)	(3.8)

Total recognised gains and losses for the financial year	17.3	31.9

The accompanying notes are an integral part of this Group statement of total recognised gains and losses.

THE INFORMATION IN THIS BORDER HAS NOT BEEN AUDITED

A	TURNOVER %	B	RESEARCH AND DEVELOPMENT COSTS	C	EXCEPTIONAL ITEMS

			R&D COSTS INCREASED SIGNIFICANTLY TO £28.9M FROM £19.9M IN 2003 AS A RESULT OF THE PROGRESSION OF OUR PROJECTS INTO LATER STAGES OF DEVELOPMENT, AND PROCESS DEVELOPMENT AND MANUFACTURING WORK FOR OUR R&D PROGRAMMES.		DURING THE YEAR, WE RECORDED THREE EXCEPTIONAL ITEMS. THESE ARE FULLY EXPLAINED WITHIN NOTE 4 ON PAGE 53. TWO OF THE ITEMS, £10.2M OF INCOME AND £1.9M OF COSTS, RELATE TO THE CANTON FACILITY FOLLOWING THE SETTLEMENT WITH BAXTER ON THE CANTON MANUFACTURING AGREEMENT.THE REMAINING ITEM OF £0.7M RELATES TO RESTRUCTURING COSTS TO CONSOLIDATE THE RESEARCH ACTIVITIES OF THE GROUP TO OUR FACILITY IN THE US.

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Group balance sheet AT 31 DECEMBER 2004	47

			2003
		2004	(restated)
	Notes	£m	£m

Fixed assets
Intangible assets	14	16.0	18.4
Tangible assets	15	17.5	21.0
Investments	16	–	0.8

		33.5	40.2

Current asset
D Stock	17	6.0	18.2
Debtors: amounts receivable within one year	18	15.6	12.3
Debtors: amounts receivable after one year	19	2.5	0.1
E Short-term investments		70.9	62.0
E Cash at bank and in hand		30.9	63.2

		125.9	155.8
F Creditors: amounts falling due within one year	20	(46.2)	(96.9)

Net current assets		79.7	58.9

Total assets less current liabilities		113.2	99.1
Creditors: amounts falling due after one year	21	(6.8)	(12.3)
Provisions for liabilities and charges
Deferred taxation	11	(0.1)	–
Investment in joint venture:	22
– share of assets		0.6	0.9
– share of liabilities		(0.9)	(1.2)

		(0.3)	(0.3)

Net assets		106.0	86.5

Capital and reserves
Called-up share capital	24	10.7	10.6
Share premium account	25	97.8	96.0
Profit and loss account	25	(2.5)	(20.1)

Shareholders’ funds – all equity	26	106.0	86.5

The accompanying notes are an integral part of this Group balance sheet.

D	STOCK	E	SHORT-TERM INVESTMENTS AND CASH AT BANK AND IN HAND	F	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	STOCK REDUCED TO £6.0M AT 31 DECEMBER 2004, FROM £18.2M AT THE PREVIOUS YEAR-END. THE REDUCTION WAS A RESULT OF SHIPMENT OF ACAM2000 SMALLPOX VACCINE TO THE CDC AND TO OTHER FOREIGN GOVERNMENTS.		DESPITE RECORDING A PROFIT IN THE YEAR, THE SHORT-TERM INVESTMENTS AND CASH AT BANK AND IN HAND BALANCES REDUCED TO £101.8M FROM £125.2M. THE REDUCTION IS MAINLY BECAUSE AMOUNTS WERE BILLED UNDER THE ACAM2000 CONTRACT WITH THE CDC IN ADVANCE OF RELATED EXPENDITURE.		SHORT-TERM CREDITORS INCLUDES A BALANCE FOR DEFERRED INCOME WHICH HAS REDUCED SIGNIFICANTLY TO £16.5M AT 31 DECEMBER 2004. THE BALANCE IN DEFERRED REVENUE REPRESENTS THE DIFFERENCE BETWEEN INVOICES SUBMITTED ON THE ACAM2000 CONTRACT AND REVENUE RECOGNISED.

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48	Company balance sheet AT 31 DECEMBER 2004

A

			2003
		2004	(restated)
	Notes	£m	£m

Fixed assets
Investments	16	15.0	15.0

Current assets
Debtors: amounts receivable within one year	18	1.2	–
Debtors: amounts receivable after one year	19	26.7	28.0
Short-term investments		53.9	35.0
Cash at bank and in hand		34.2	43.9

		116.0	106.9
Creditors: amounts falling due within one year	20	(17.9)	(14.6)

Net current assets		98.1	92.3

Total assets less current liabilities		113.1	107.3

Net assets		113.1	107.3

Capital and reserves
Called-up share capital	24	10.7	10.6
Share premium account	25	97.6	95.8
Profit and loss account	13,25	4.8	0.9

Shareholders’ funds – all equity		113.1	107.3

Signed on behalf of the Board
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
24 March 2005

The accompanying notes are an integral part of this Company balance sheet.

THE INFORMATION IN THIS BORDER HAS NOT BEEN AUDITED

A	COMPANY BALANCE SHEET

	THE COMPANY INFORMATION RELATES TO ACAMBIS PLC, THE HOLDING COMPANY THAT OWNS THE GROUP’S SUBSIDIARIES, THE PRINCIPAL ONES OF WHICH ARE ACAMBIS RESEARCH LIMITED IN THE UK AND ACAMBIS INC. AND BPC IN THE US. THE COMPANY’S ACCOUNTS ARE CONSOLIDATED WITH THOSE OF THE SUBSIDIARIES TO PRODUCE THE GROUP’S ACCOUNTS.	THE STRUCTURE OF THE PRINCIPAL TRADING SUBSIDIARIES OF THE GROUP IS AS FOLLOWS:

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Group cash flow statement FOR THE YEAR ENDED 31 DECEMBER 2004	49

			2003
		2004	(restated)
	Notes	£m	£m

Net cash (outflow)/inflow from operating activities	27	(19.5)	119.1

Returns on investment and servicing of finance
Interest received		4.3	2.0
Interest paid		(0.1)	(0.1)
Interest element of finance lease payments		(0.7)	(0.8)

Net cash inflow from returns on investments and servicing of finance		3.5	1.1

Taxation		(1.6)	(5.8)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(3.6)	(6.0)
Proceeds from sale of fixed asset investment		0.7	–
Proceeds from sale of fixed assets		0.2	–

Net cash outflow from capital expenditure and financial investment		(2.7)	(6.0)

Acquisitions and disposals
Purchase of Berna Products Corporation (net of cash acquired)	14	(0.3)	(3.9)

Net cash outflow from acquisitions and disposals		(0.3)	(3.9)

Net cash (outflow)/inflow before management of liquid resources and financing		(20.6)	104.5

Management of liquid resources	28	(9.5)	(61.9)

Financing
Net proceeds from issue of new shares
– Baxter subscription		–	7.0
– other		1.9	1.9
B Capital element of finance lease repaid		(2.5)	–

Net cash (outflow)/inflow from financing		(0.6)	8.9

C (Decrease)/increase in cash for the financial year	28	(30.7)	51.5

The accompanying notes are an integral part of this Group cash flow statement.

B	CAPITAL ELEMENT OF FINANCE LEASE REPAID	C	DECREASE IN CASH FOR THE FINANCIAL YEAR

	DURING 2001, THE GROUP PUT IN PLACE A $40M (C. £21M) LEASE-FINANCE FACILITY TO FUND THE REACTIVATION OF OUR MANUFACTURING PLANT. THE REPAYMENT OBLIGATIONS WERE SUCH THAT NO REPAYMENTS WERE MADE IN 2002, INTEREST ONLY WAS REPAID IN 2003 AND DURING THE PERIOD 2004 TO 2006 CAPITAL AND INTEREST IS REPAID.		CASH IS DEFINED AS CASH THAT IS ACCESSIBLE WITHIN A DAY, WITH ANY BALANCES HELD FOR LONGER PERIODS (BUT LESS THAN ONE YEAR) BEING CLASSED AS SHORT-TERM INVESTMENTS. WHILST OUR CASH BALANCE HAS FALLEN BY AROUND £31M IN THE YEAR, THE BALANCE OF SHORT-TERM INVESTMENTS (ALSO CALLED LIQUID RESOURCES) HAS	INCREASED BY AROUND £10M AS SOME OF OUR CASH BALANCE WAS INVESTED OVER SLIGHTLY LONGER PERIODS AT THE 31 DECEMBER 2004 YEAR-END.

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50	Notes to Group financial statements 31 DECEMBER 2004

1 ACCOUNTING POLICIES
A summary of the more important accounting policies, which have been reviewed by the Board of Directors in accordance with FRS 18, ‘Accounting Policies’, and have been consistently applied (with the exception of changes made in order to comply with new accounting standards), is set out below.

BASIS OF ACCOUNTING
The preparation of the financial statements requires Acambis to make estimates and judgments that affect the reported amount of net assets at the date of the financial statements and the reported amounts of revenues and expenses during the period.
     The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and UK GAAP.

CHANGE IN ACCOUNTING POLICY
The Group has adopted UITF 17 (revised 2003), ‘Employee share schemes’ and UITF 38, ‘Accounting for ESOP Trusts’ in these financial statements. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of the prior-year adjustments are set out in note 25.

BASIS OF CONSOLIDATION
The Group financial statements include and consolidate the financial statements of Acambis plc and each of its subsidiary undertakings. Acquisitions made by the Group are accounted for under the acquisition method of accounting and the Group financial statements include the results of such subsidiaries from the relevant date of acquisition. Intra-Group transactions and profits are eliminated fully on consolidation.

TURNOVER
Group turnover comprises the value of sales from products and income (excluding VAT and taxes, trade discounts and intraGroup transactions) derived from contract research fees and licence fees receivable from third parties in the normal course of business. Revenue from product sales is recognised when the risks and rewards of ownership have been transferred to the customer. The Group applies the criteria set out in FRS5 Application Note G in determining whether revenue may be recognised on ‘bill and hold’ transactions entered into by the Group. Where the Group is required to undertake R&D activities and the fee is creditable against services provided by the Group, that revenue is deferred and recognised over the period over which the services are performed. Contract research fees are recognised in the accounting period in which the related work is carried out. Milestones receivable are recognised when they fall contractually due.
     Profit is recognised on long-term contracts when the final outcome can be assessed with reasonable certainty by including turnover and related costs within the profit and loss account as contract activity progresses. Turnover is recognised according to the extent of performance under the contract. In determining the degree of contractual performance, reference is made to the costs incurred in relation to total estimated expected costs.
     The smallpox vaccine contract with the CDC awarded in November 2001 is a fixed-fee arrangement requiring the delivery of products as well as a concurrent R&D programme. This arrangement has been treated as a single long-term contract, whose elements have not been accounted for separately as the Group does not consider that the criteria for ‘unbundling’ of contracts set out in FRS5 Application Note G have been met. Turnover and profits are recognised according to the extent of performance under the contract, as described above. Manufacturing costs are deemed to be incurred when the risks and rewards of ownership have been transferred, as described above; R&D costs are recognised as incurred.

COST OF SALES
The Group has classified manufacturing costs and costs that are directly attributable to funded research and vaccine manufacture programmes as cost of sales.

RESEARCH AND DEVELOPMENT
R&D costs are written off in the period in which they are incurred.

GOVERNMENT GRANTS
Grants, which are non-refundable, are intended to contribute towards specific costs and are recognised in line with the proportion of those costs incurred and are netted off against R&D costs.

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51

1 ACCOUNTING POLICIES (CONTINUED)
PENSION COSTS
All schemes are defined contribution schemes and pension contributions are charged to the profit and loss account in the year to which they relate. Any difference between amounts charged to the profit and loss account and contributions paid are shown in the balance sheet under prepayments or creditors falling due within one year.

TAXATION
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Provision is made for all deferred tax assets and liabilities in accordance with FRS19, ‘Deferred tax’ using full provision accounting, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets and liabilities are not discounted.

INTANGIBLE ASSETS – GOODWILL
Goodwill arising on the acquisition of subsidiary undertakings, representing the excess of fair value of the consideration given over the fair value of the identified assets and liabilities acquired, is capitalised and written off on a straight-line basis over its useful economic life. The fair value of the consideration is determined by applying appropriate discounts to contingent and deferred consideration, to the level where the Group considers those liabilities will be payable. Where the consideration for the acquisition of a business includes non-interest-bearing cash payments due after more than one year, the liability is recorded at its present value, after applying a discount rate that approximates to that which a lender would typically require for a similar transaction and taking account of the risk/likelihood of the payment being made. The carrying values of goodwill and intangible assets are subject to review and any impairment is charged to the profit and loss account.

TANGIBLE FIXED ASSETS
Fixed assets are stated at original historical cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost of each asset on a straight-line basis over its expected useful life, or the period of the lease if shorter, to its residual value based on prices prevailing at the date of acquisition, as follows:

Freehold land and buildings – 39 years
Leasehold land and buildings – 15 years or term of lease if shorter
Laboratory and manufacturing equipment – 4 to 7 years
Office equipment – 3 to 5 years

Impairment reviews are carried out on the occurence of a trigger event and any impairment is charged to the profit and loss account.

The Group does not capitalise interest charges on loans to fund the purchase of tangible fixed assets.

INVESTMENTS
The Group’s fixed asset investments are shown at cost less any provision for impairment.

JOINT VENTURE UNDERTAKINGS
Joint ventures are dealt with by the gross equity method. The Group’s share of revenues and operating losses for the joint venture is included in the Group profit and loss account and the Group’s share of gross assets and liabilities is included in the Group balance sheet.

SHORT-TERM INVESTMENTS
Bank deposits, which are not repayable on demand, are treated as short-term investments in accordance with FRS1, ‘Cash flow statements’. Movements in such investments are included under ‘management of liquid resources’ in the Group’s cash flow statement.

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52	Notes to Group financial statements 31 DECEMBER 2004

1 ACCOUNTING POLICIES (CONTINUED)
STOCK, EXCLUDING LONG-TERM CONTRACTS
Stock is stated at the lower of cost and net realisable value. In general, cost is determined on a first-in-first-out basis and includes transport and handling costs. Where necessary, provision is made for obsolete, slow-moving or defective stock.

LEASES
Assets acquired under finance leases are included in the balance sheet as tangible fixed assets and are depreciated over the shorter of the lease period or their useful lives. The capital elements of future lease payments are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to give a constant charge on the balance of the capital repayments outstanding. The cost of operating leases is charged to the profit and loss account on a straight-line basis over the lease term, even if rental payments are not made on such a basis.

FOREIGN CURRENCIES
Transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.
     Assets and liabilities of overseas subsidiaries and joint venture undertakings are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiary and joint venture undertakings are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiary and joint venture undertakings are translated into sterling are taken directly to reserves and reported in the statement of total recognised gains and losses.
     Where financing of a foreign subsidiary through long-term loans and deferred trading balances is intended to be as permanent as equity, such loans and inter-company balances are treated as part of the net investment and, as such, any exchange differences arising are dealt with as adjustments to reserves.

FINANCIAL INSTRUMENTS
From time to time, the Group attempts to reduce its foreign currency exposure using forward planning of currency requirements for US dollars and UK sterling, and entering into forward rate currency contracts as appropriate (see note 23). The Group does not enter into any other derivative transactions. Forward currency contracts are valued by taking the difference between the foreign currency amount of the forward contract translated at the forward rate at the date of inception, and the amount translated at the balance sheet rate.
     The Group makes certain deposits in foreign currencies for fixed terms (known as ‘dual currency deposits’), which, at the option of the bank, mature in that foreign currency or are converted to sterling at a pre-agreed exchange rate. These deposits are translated at the lower of the exchange rate ruling at the balance sheet date and the pre-agreed rate implicit in the contract such that the deposit is held at the lower of cost and market value. Interest is recognised on an accruals basis.

EMPLOYEE SHARE OPTION SCHEMES
In accordance with UITF 17 (revised 2003), ‘Employee Share Schemes’, the cost of awards to employees of share options is charged to the profit and loss account on a straight-line basis over the period to which the performance relates, based on an assessment of the probability of the performance criteria being met. The cost of such awards is calculated as the difference between the fair value of the shares at the date of the grant and the exercise price of the option. In accordance with UITF 25, ‘National Insurance contributions on share option gains’, the Group makes charges to the profit and loss account for the potential employer’s National Insurance liability on options granted, spread over the vesting period of those options. This liability has been discharged to employees except for grants of LTIPs made before October 2001.

ESOP TRUST
The Group has adopted UITF 38 ‘Accounting for ESOP Trusts’ in the financial statements. The Company recognises the assets and liabilities of the ESOP trust in its own accounts, and shares held by the trust are recorded at cost as a deduction in arriving at shareholders’ funds until such time as the shares vest unconditionally to employees.

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53

2 SEGMENTAL INFORMATION
The Group’s turnover comprises product sales, licence fees, contract research fees and milestone payments. One customer, the CDC, accounted for 84% and 88% of Group turnover in 2004 and 2003 respectively. The Directors are of the opinion that the Group has only one class of business.
      The geographical analysis of turnover by origin and customer location, profit/(loss) on ordinary activities before taxation and net assets/(liabilities) is as follows:

		Europe		North America

		2003		2003
	2004	(restated)	2004	(restated)
	£m	£m	£m	£m

Turnover by customer location	8.9	14.1	76.6	155.0
Turnover by origin	8.5	14.1	77.0	155.0
Profit/(loss) on ordinary activities before taxation	31.5	(0.7)	(5.3)	40.3
Net assets/(liabilities)	105.9	80.1	0.1	6.4

In 2004, sales to Europe represented 10% and sales to North America represented 90% of total sales.
      Profit on ordinary activities before taxation in 2004 includes net income from exceptional items of £7.6m (see note 4) (2003 – charge of £7.4m), of which £1.8m (2003 – charge of £5.3m) is included within Europe and £5.8m (2003 – charge of £2.1m) is included within North America.

3 ADMINISTRATIVE COSTS

		2003
	2004	(restated)
	£m	£m

Administrative costs	3.1	3.0
Exceptional administrative item: Canton plant impairment (see note 4i)	1.9	–
Exceptional administrative item: Restructuring costs (see note 4ii)	0.7	–
Exceptional administrative item: Settlement of BTG agreement (see note 4iii)	–	7.4
Amortisation of goodwill (see note 14)	2.0	1.5

Total administrative costs	7.7	11.9

A 4 EXCEPTIONAL ITEMS
i	Canton plant impairment
As a result of our agreement with Baxter (see note 4iv), the Group performed an impairment review of the carrying value of certain assets held at its Canton manufacturing plant. Following this review, a non-cash impairment charge of £1.9m (2003 – nil) was recorded.
ii	Restructuring costs
In January 2004, the Group decided to consolidate its research activities to its facility in Cambridge, MA, US, which resulted in the closure of its research facility in Cambridge, UK. Costs associated with this restructuring were £0.7m (2003 – £nil).
iii	Settlement of BTG agreement
In 2003, the Group reached a settlement with BTG International Limited (BTG) concerning payments related to a technology licence originally established in 1994. Under the agreement, the Group was required to pay 2% of its reported turnover to BTG, potentially until 2024. Under the terms of the settlement, the Group paid £12m to BTG to discharge all past and future rights, obligations and claims under the agreement.
Of the settlement payment, £4.6m related to historical amounts due and payable under the agreement from January 2002 to 30 September 2003. The balance of £7.4m related to potential future payments from 2003 onwards.
iv	Settlement of Canton agreement
In May 2004, the Group reached a c. £10.6m ($19m) agreement with Baxter to terminate the Canton manufacturing agreement under which Baxter were to place manufacturing orders at our Canton facility. The first £5.1m ($9m) was received in May 2004 and the second instalment of £2.6m ($5m) was received in January 2005. The third and final instalment of c. £2.6m ($5m) is due in January 2006. The Group discounted future cash receipts and as a result recorded exceptional other operating income of £10.2m (2003 – £nil). In 2004 £0.2m was recorded within interest receivable and similar income, reflecting the staged payment nature of the agreement.

THE INFORMATION IN THIS BORDER HAS NOT BEEN AUDITED

A	EXCEPTIONAL ADMINISTRATIVE ITEMS

	EXCEPTIONAL ITEMS ARE MATERIAL ITEMS DERIVING FROM EVENTS FALLING WITHIN THE ORDINARY ACTIVITIES OF THE BUSINESS. DUE TO THEIR SIGNIFICANCE, IT IS APPROPRIATE TO SHOW THEM SPECIFICALLY ON THE FACE OF THE PROFIT AND LOSS ACCOUNT. SOME EXCEPTIONAL ITEMS ARE REQUIRED TO	BE SHOWN BELOW THE OPERATING PROFIT LINE ON THE FACE OF THE PROFIT AND LOSS ACCOUNT BUT THE ITEMS WE HAVE RECORDED AS EXCEPTIONAL DO NOT FALL INTO THIS CATEGORY, AND SO ARE SHOWN ABOVE THE LINE.

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54	Notes to Group financial statements 31 DECEMBER 2004

5 INTEREST RECEIVABLE AND SIMILAR INCOME
This note details the interest receivable on short-term investments and cash, as well as the unwinding of the discounts on deferred receipts following the Canton settlement.

		2004	2003
		£m	£m

A Unwinding of discounts in relation to deferred debtors (see note 4iv)		0.2	–
Interest receivable		4.6	2.1

Total interest receivable and similar income		4.8	2.1

As described in note 4iv, in 2004 the Group reached an agreement with Baxter to terminate the Canton manufacturing agreement.As a result, the Group recorded exceptional other operating income of £10.2m (2003 – £nil) in May 2004 and during the year £0.2m was recorded within interest receivable and similar income, reflecting the staged payment nature of the agreement.

6 AMOUNTS (PROVIDED)/RELEASED AGAINST FIXED ASSET INVESTMENT
In 2004, the Group sold its investment of shares held in Medivir AB, which were acquired in 2000 in exchange for the assets of Mimetrix Limited (a subsidiary owned by the Group at that time), for a loss of £0.1m. These had previously been impaired, and in 2003 an amount of £0.5m was released against this investment.

7 INTEREST PAYABLE AND SIMILAR CHARGES
This note details the interest payable on the ARILVAX overdraft facility (see note 20 for more information), as well as interest payable in respect of assets held under finance leases and the unwinding of discounts on committed and potential future payments in respect of the acquisition of BPC.

		2004	2003
		£m	£m

On bank overdrafts		0.1	0.1
Interest element of finance leases		0.7	0.8
AUnwinding of discounts in relation to contingent and deferred consideration (see note 20)		0.1	0.1

Total interest payable and similar charges		0.9	1.0

8 PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION
Profit on ordinary activities before taxation is stated:

		2004	2003
	Notes	£m	£m

After crediting:
Grant income		–	0.8

And after charging:
Amortisation of goodwill	14	2.0	1.5
Depreciation of fixed assets:	15
– owned		2.7	2.7
– held under finance leases		0.6	0.2
Canton plant impairment	4i)	1.9	–
Operating lease charges for plant and machinery		0.1	0.1
Operating lease charges for land and buildings		1.8	1.7

B During 2004, the Group obtained services from its Auditors and paid them fees as follows: £145,000 in relation to statutory audit (2003 – £121,000); £75,000 in relation to audit-related regulatory reporting (2003 – £53,000); £nil in relation to due diligence services (2003 – £27,000); £17,000 in relation to further assurance services (2003 – £nil); £60,000 in relation to tax compliance services (2003 – £139,000); and £170,000 in relation to tax advisory services (2003 – £29,000). Of the fees paid to the Auditors, £287,000 was incurred by Acambis Inc. (2003 – £165,000) and the remaining £180,000 was incurred by Acambis plc (2003 – £204,000). The UK non-audit fees were all incurred by Acambis plc in 2004 and in 2003.

THE INFORMATION IN THIS BORDER HAS NOT BEEN AUDITED

A	UNWINDING OF DISCOUNTS		B	OTHER SERVICES PROVIDED BY EXTERNAL ACCOUNTANTS

	THE GROUP HAS A DEBTOR DUE FROM BAXTER (SEE NOTE 4IV) AND A BALANCE OWED IN RELATION TO CONSIDERATION FOR BPC (SEE NOTE 20). DUE TO THE FUTURE TIMING OF RECEIPT OR PAYMENT OF THESE AMOUNTS, THE BALANCES INCLUDED WITHIN DEBTORS AND CREDITORS RESPECTIVELY HAVE BEEN DISCOUNTED TO THEIR PRESENT VALUE, TO REFLECT THE TIME VALUE OF MONEY. OVER THE PERIOD TO SETTLEMENT, THESE	BALANCES ARE INCREASED, SO THAT THE FULL VALUE WILL BE RECORDED ON THE BALANCE SHEET WHEN THEY ARE RECEIVED OR PAID. THESE ADJUSTMENTS ARE RECORDED WITHIN INTEREST RECEIVABLE AND INTEREST PAYABLE.		DURING THE YEAR, THE GROUP USED OTHER EXTERNAL ACCOUNTANTS TO PROVIDE CERTAIN SERVICES. ERNST AND YOUNG LLP WERE RETAINED TO ASSIST THE GROUP IN PREPARING FOR THE ADOPTION OF IFRS. DELOITTE AND TOUCHE LLP WORKED SPECIFICALLY ON THE IMPACT OF IFRS2, ‘SHARE BASED PAYMENTS’ ON THE GROUP’S RESULTS. KPMG LLP WORKED WITH THE GROUP IN RELATION TO A TAX PROJECT.

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55

9 STAFF COSTS
The average monthly number of employees during the year (including Executive Directors) was:

	UK	US	2004	2003
	Number	Number	Number	Number

Research and development	17	101	118	119
Sales and marketing	3	16	19	8
Manufacturing	1	86	87	111
Administration	25	40	65	72

	46	243	289	310

At 31 December 2004, the Group had 270 employees (2003 – 320) and the Company had four employees, all of whom were Directors (2003 – four).
      The Group staff costs for the above employees were:

	2004	2003
	£m	£m

Wages and salaries	14.5	14.7
Social security costs	1.4	1.2
Other pension and 401k costs (see note 29iii)	0.4	0.4

	16.3	16.3

During 2004, a third-party company to which the Group provided administrative services paid a share of the Group’s administrative costs, including £0.2m (2003 – £0.3m) for staff costs. These costs are included in the figures shown above.

10 DIRECTORS’ REMUNERATION, INTERESTS AND TRANSACTIONS
Full disclosure of Directors’ remuneration, interests and transactions is given in that part of the remuneration report that is required to be audited. Aggregate gains made by Directors on the exercise of share options were £1.8m (2003 – £2.6m).

11 TAXATION
C  Tax is charged annually on profits made in the country where each company is based.

TAX ON PROFIT ON ORDINARY ACTIVITIES

	2004	2003
	£m	£m

Current UK corporation tax at 30% (2003 – 30%):	0.9	0.1
Adjustment in respect of prior year: UK tax	–	0.2

UK Corporation tax	0.9	0.3
Foreign taxation	3.3	5.7

	4.2	6.0
Deferred taxation	2.2	(2.1)

Tax on profit on ordinary activities	6.4	3.9

C	TAXATION

THE EFFECTIVE TAX RATE FOR 2004 WAS 24.4%. THIS HAS INCREASED FROM 9.8% IN 2003 BECAUSE, DURING 2004, THE GROUP USED UP MOST OF ITS TAX LOSSES THAT WERE BROUGHT FORWARD FROM PREVIOUS LOSS-MAKING YEARS.

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56	Notes to Group financial statements 31 DECEMBER 2004

11 TAXATION (CONTINUED)
CURRENT TAXATION
The tax assessed for the year is different from the standard rate of corporation tax in the UK of 30%.
The differences are explained below:

	2004	2003
	£m	£m

Profit on ordinary activities before tax	26.2	39.6

Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2003 – 30%)	7.9	11.8
Effects of:
Utilisation of tax losses	(3.6)	(8.2)
Expenses not deductible for tax purposes	(0.6)	(1.4)
Difference in tax rates used compared to UK standard rate	0.2	5.1
Difference between capital allowances and depreciation	–	0.4
R&D tax credit	–	(2.1)
Other short-term timing differences	0.3	0.2
Adjustment in respect of prior year	–	0.2

Current tax charge for year	4.2	6.0

DEFERRED TAX (ASSETS) AND LIABILITIES

	Provided/(recognised)			Unrecognised

	2004	2003	2004	2003
	£m	£m	£m	£m

Accelerated capital allowances	2.7	–	–	0.6
Tax losses	–	(2.1)	(0.6)	(1.8)
Short-term timing differences	(2.6)	–	–	(1.5)

Total deferred tax liability/(asset)	0.1	(2.1)	(0.6)	(2.7)

A deferred tax asset is not recognised if there is no expectation that it will be recoverable in the foreseeable future.
The movement in the deferred tax asset/(liability) of the Group is as follows:

	2004	2003
	£m	£m

At 1 January	2.1	–
(Charged)/credited to profit and loss account	(2.2)	2.1

At 31 December	(0.1)	2.1

The Company has no deferred tax balances.

FACTORS THAT MAY AFFECT FUTURE TAX CHARGES
No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

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57

12 EARNINGS PER ORDINARY SHARE (BASIC AND FULLY DILUTED)
Basic EPS are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share trust (see note 25) which are treated as cancelled until the shares vest unconditionally with the employees.
     For fully diluted EPS, the weighted average ordinary shares in issue is adjusted to assume conversion of dilutive potential ordinary shares. The Group’s dilutive securities consist of: those share options without performance conditions where the exercise price is less than the average market price of the Company’s ordinary shares during the year; and those share options with performance criteria where the related performance conditions have been met at the year-end.
      For basic and diluted EPS, the weighted average numbers of shares used in the calculations are set out below:

		2004		2003

		Weighted		Weighted
		average		average
	Earnings	number	Earnings	number
	£m	of shares	£m	of shares

Basic EPS
Earnings attributable to ordinary shareholders	19.8	106,300,080	35.7	102,823,221
Effect of dilutive securities
Options	–	2,349,309	–	1,569,926

Diluted EPS
Adjusted earnings	19.8	108,649,389	35.7	104,393,147

		2004		2003

				Per share
		Per share		amount
		amount		pence
		pence		(restated)

Basic EPS
Earnings attributable to ordinary shareholders		18.6		34.7
Effect of dilutive securities
Options		(0.4)		(0.5)

Diluted EPS
Adjusted earnings		18.2		34.2

13 PARENT COMPANY RESULT FOR THE YEAR
As permitted by section 230 of the Companies Act 1985, a separate profit and loss account for the parent company is not presented. The parent company’s result for the year was a profit of £5.5m (2003 – £2.7m).

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58	Notes to Group financial statements 31 DECEMBER 2004

14 GOODWILL
A Goodwill arose when Acambis Inc. was acquired in 1999 and when BPC was acquired in August 2003. Goodwill is being written off over 15 and seven years respectively, resulting in an annual charge to the profit and loss account.

	2004	2003
	£m	£m

Cost
At 1 January	24.3	18.0
Arising on acquisition of BPC	–	6.7
B Exchange movement	(0.4)	(0.4)

Cost at 31 December	23.9	24.3

Amortisation
At 1 January	5.9	4.4
Charge for the year	2.0	1.5

Amortisation at 31 December	7.9	5.9

Net book value at 31 December	16.0	18.4

In 2003, the Group acquired BPC for £4.0m ($6.5m) cash, c. £1.1m ($2m) of deferred consideration and c. £1.8m ($3.2m) of contingent consideration. During 2004, deferred consideration of £0.3m ($0.6m) was paid. The remaining deferred and contingent consideration has been discounted to reflect the time value of future payments (see note 20).

15 TANGIBLE FIXED ASSETS
Physical assets held for continuing use in the business are as follows:

		Short
	Freehold	leasehold	Laboratory and
	land and	land and	manufacturing	Office
	buildings	buildings	equipment	equipment	Total
Group	£m	£m	£m	£m	£m

Cost
At 1 January 2004	0.6	14.8	8.4	2.5	26.3
Additions	–	1.5	0.9	0.9	3.3
Disposals	–	(0.2)	(1.8)	–	(2.0)
B Exchange movement	–	(1.0)	(0.7)	(0.2)	(1.9)

At 31 December 2004	0.6	15.1	6.8	3.2	25.7

Depreciation
At 1 January 2004	–	2.4	2.0	0.9	5.3
Charge for year	–	1.1	1.4	0.8	3.3
Impairment	–	1.8	0.1	–	1.9
Disposals	–	(0.4)	(1.2)	–	(1.6)
B Exchange movement	–	(0.3)	(0.3)	(0.1)	(0.7)

At 31 December 2004	–	4.6	2.0	1.6	8.2

Net book value
At 1 January 2004	0.6	12.4	6.4	1.6	21.0

At 31 December 2004	0.6	10.5	4.8	1.6	17.5

Net book value of assets held under finance leases included above:
At 1 January 2004	–	4.0	1.7	–	5.7

At 31 December 2004	–	3.5	0.8	–	4.3

The Company has no tangible fixed assets.

THE INFORMATION IN THIS BORDER HAS NOT BEEN AUDITED

A	GOODWILL		B	EXCHANGE MOVEMENT

	GOODWILL ARISING ON THE ACQUISITIONS OF ACAMBIS INC. IN 1999 AND BPC IN 2003 IS BEING WRITTEN OFF TO THE PROFIT AND LOSS ACCOUNT. GOODWILL OF £18.0M AROSE ON THE ACAMBIS INC. ACQUISITION AND IS BEING WRITTEN OFF OVER A PERIOD OF 15 YEARS, RESULTING IN AN ANNUAL	CHARGE OF £1.2M. GOODWILL OF £6.7M AROSE ON THE BPC ACQUISITION AND IS BEING WRITTEN OFF OVER A PERIOD OF SEVEN-AND-A-HALF YEARS, RESULTING IN AN ANNUAL CHARGE OF £0.8M.

DURING 2004, THE MONTHLY CLOSING US $/£ EXCHANGE RATE HAS FLUCTUATED BETWEEN 1.7735 AND 1.9199. THIS HAS GIVEN RISE TO AN EXCHANGE RATE MOVEMENT ON THE ASSETS LOCATED IN THE US, WHICH HAS AN IMPACT ON BOTH ASSET COST AND ACCUMULATED AMORTISATION AND DEPRECIATION (ALTHOUGH THE EXCHANGE MOVEMENT ON AMORTISATION WAS TOO SMALL TO BE RECORDED IN NOTE 14).

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59

16 FIXED ASSET INVESTMENTS
These are assets including shares that are held as an ongoing investment.
		Group		Company

		2003		2003
	2004	(restated)	2004	(restated)
	£m	£m	£m	£m

i) Subsidiary undertakings	–	–	15.0	15.0
ii) Trade investments	–	0.8	–	–

	–	0.8	15.0	15.0

i) SUBSIDIARY UNDERTAKINGS
Company name	Main business	Country of incorporation	Parent company	% owned

Acambis Research Limited	Corporate administration and sales	England and Wales	Acambis plc	100%
Acambis Inc.	R&D, sales and manufacturing	US	Acambis plc	100%
Berna Products Corporation	Sales, marketing and distribution	US	Acambis Inc.	100%
Smallpox Biosecurity Limited	Marketing	England and Wales	Acambis plc	100%

These subsidiaries are all consolidated into the Group accounts. The cost of the investments in the subsidiary undertakings in the books of the Company is as follows:
		£m

Cost and net book value at 1 January and 31 December 2004		15.0

ii) TRADE INVESTMENTS
The investments the Group held during 2004 were shares in a non-related overseas listed company, Medivir AB.
	2004	2003
	£m	£m

Cost
At 1 January	1.5	1.5
Disposal	(1.5)	–

At 31 December	–	1.5

Amounts provided
At 1 January	0.7	1.2
Released in the year	–	(0.5)
Amount released on disposal	(0.7)	–

At 31 December	–	0.7

Net book value
At 1 January	0.8	0.3

At 31 December	–	0.8

The Group disposed of its investment in Medivir AB in June 2004 (see note 6).

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60	Notes to Group financial statements 31 DECEMBER 2004

17 STOCK
				Group

			2004	2003
			£m	£m

Raw materials			0.4	7.8
Work in progress			2.7	4.1
Finished goods			2.9	6.3

			6.0	18.2

At 31 December 2004 and 31 December 2003, the Company did not hold any stock.

18 DEBTORS: AMOUNTS RECEIVABLE WITHIN ONE YEAR
		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Trade debtors	8.2	8.9	–	–
Corporation tax	1.9	–	–	–
Other debtors	0.7	0.3	0.2
Prepayments and accrued income	2.2	1.0	0.4	–
Deferred tax asset (see note 11)	–	2.1	–	–
A Settlement of Canton agreement (see note 4iv)	2.6	–	0.6	–

	15.6	12.3	1.2	–

19 DEBTORS: AMOUNTS RECEIVABLE AFTER ONE YEAR
		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Amounts owed by subsidiary undertakings	–	–	26.1	28.0
Prepayments and accrued income	0.1	0.1	–	–
A Settlement of Canton agreement (see note 4iv)	2.4	–	0.6	–

	2.5	0.1	26.7	28.0

THE INFORMATION IN THIS BORDER HAS NOT BEEN AUDITED

A	SETTLEMENT OF CANTON AGREEMENT

UNDER THE CANTON SETTLEMENT ACAMBIS WILL RECEIVE £10.6M ($19M) IN TOTAL. CASH OF £5.1M ($9M) WAS RECEIVED IN 2004, £2.6M ($5M) WAS RECEIVED IN JANUARY 2005 AND C. £2.6M ($5M) IS DUE IN JANUARY 2006. THE BALANCE WITHIN SHORT-TERM DEBTORS AT 31 DECEMBER 2004 OF £2.6M RELATES TO THE $5M RECEIVABLE TRANSLATED

AT THE YEAR-END EXCHANGE RATE. DUE TO A FORWARD CONTRACT RELATING TO THIS RECEIVABLE, A GAIN OF £0.3M WAS RECORDED ON RECEIPT IN JANUARY 2005. THE BALANCE DUE IN 2006 HAS BEEN DISCOUNTED TO REFLECT THE TIME VALUE OF MONEY. £2.4M IS INCLUDED IN LONG TERM DEBTORS, AND THE BALANCE OF £0.2M WILL UNWIND DURING 2006.

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61

20 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Overdraft facility (see below)	3.6	3.9	–	–
Obligations under finance leases (see note 23)	3.1	3.0	–	–
Trade creditors	5.9	14.5	0.1	–
Amounts owed to subsidiary undertakings	–	–	16.0	13.9
Corporation tax	4.6	0.3	1.1	–
Other taxation and social security	0.1	0.4	–	–
Other creditors	0.7	0.2	–	0.2
Accruals and deferred income	26.5	74.3	0.7	0.5
B Deferred and contingent consideration (see below)	1.7	0.3	–	–

	46.2	96.9	17.9	14.6

Under the terms of the agreement between Acambis and Evans Vaccines Limited (a subsidiary of Chiron), given certain conditions, the obligation under the bank overdraft facility of £3.6m (2003 – £3.9m) for part of the costs incurred on the ARILVAX project may be repayable within one year. The facility is underwritten by Chiron. Chiron has granted to Acambis 100% of the marketing rights to ARILVAX in the US, whilst retaining an option to buy back 50% of the profits from the US sales in return for refunding to Acambis the costs that Acambis has incurred on the ARILVAX programme. The overdraft facility was renewed in January 2005 for a further year. Interest is charged as disclosed within ‘Financial liabilities’ in note 23.
     During the year, an exchange gain of £0.3m (2003 – £0.4m) was recorded on the face of the Group profit and loss account, resulting from the revaluation of this US dollar-denominated facility.
     In 2003, the Group acquired BPC. Under the terms of the agreement, Acambis is obliged to pay up to a total of c. £7.4m ($12.5m) for that business. Of that total, c. £2.4m ($4.5m) represents a deferred and contingent consideration which would be paid in cash. Contingent consideration is accrued to the extent that the Directors believe it will be paid. The discounted value of those committed and potential future payments amounts to c. £2.2m ($4.2m) of which £1.7m is payable in 2005 and £0.5m is payable in 2006. The difference of c. £0.2m ($0.3m) will be unwound to the profit and loss account over the remaining period to crystallisation of those payments.

21 CREDITORS: AMOUNTS FALLING DUE AFTER ONE YEAR
		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Obligations under finance leases	6.3	9.6	–	–
Accruals and deferred income	–	0.1	–	–
B Deferred and contingent consideration	0.5	2.6	–	–

	6.8	12.3	–	–

In December 2001, the Group committed to a finance lease, repayable within five years, relating to the purchase and sale-and-leaseback of capital assets within the manufacturing plant. Further details regarding this facility are given within ‘Financial liabilities’ in note 23.

B	DEFERRED AND CONTINGENT CONSIDERATION

WHEN THE GROUP PURCHASED BPC IN AUGUST 2003, SOME CONSIDERATION WAS PAID IN CASH AT THAT TIME, AND THE BALANCE WAS EITHER DEFERRED OR CONTINGENT CONSIDERATION. CONSIDERATION THAT IS NOT PAYABLE WITHIN ONE YEAR HAS BEEN DISCOUNTED TO REFLECT

THE TIME VALUE OF MONEY. OVER THE COURSE OF TIME, UNTIL THE BALANCE IS PAYABLE, THE CONSIDERATION WILL BE INCREASED TO ITS FULL CASH VALUE. THIS UNWINDING WILL BE RECORDED THROUGH INTEREST PAYABLE.

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62	Notes to Group financial statements 31 DECEMBER 2004

22 INVESTMENT IN JOINT VENTURE
A The Group has a 50% interest in the Pasteur Mérieux-OraVax joint venture (the Joint Venture), whose principal business is to develop, manufacture, market and sell immunotherapeutic and preventative vaccines against H. pylori infection in humans. The Joint Venture represents a collaboration between two partnerships, Mérieux-OraVax SNC and OraVax-Mérieux Co., incorporated in Delaware, US. These partnerships were formed in March 1995 between the companies now known as Acambis Inc. and SP.
The Joint Venture trades under the name of Pasteur Mérieux-OraVax and its accounting year-end is 31 December. The R&D budgets of the two partnerships are established by joint committees in which each of the parties has an equal participation and role. The parties pay approximately equal shares of the agreed budgets. The current status at the Joint Venture is described in the border at the bottom of this page.
   The following information is given in respect of the Group’s share of the Joint Venture:

	2004	2003
	£m	£m

Loss before tax	–	(0.1)

Current assets	0.6	0.9
Liabilities due within one year	(0.9)	(1.2)

	(0.3)	(0.3)

Due to the nature of this Joint Venture as a collaboration between two partners, the following table provides an alternative analysis of the amounts shown above:
	2004	2003
	£m	£m

Share of cumulative amounts invested by the partners	15.2	16.3
Share of cumulative losses incurred by the Joint Venture	(15.5)	(16.6)

	(0.3)	(0.3)

23 FINANCIAL INSTRUMENTS
The Group’s financial instruments comprise primarily cash and liquid resources, a finance lease facility, an overdraft facility, foreign currency contracts, short- and long-term debtors receivable under the Canton settlement and various items, such as trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group’s operations.

   The main risks arising from the Group’s activities and involving the use of financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Board reviews and agrees the Group’s objectives and policies for managing each of these risks. Details of the Group’s objectives and policies, both during the year and since the year end, are set out below, along with numerical disclosures for each category of financial instrument. Except where indicated, these disclosures are indicative of the situation throughout the year. The Group’s short-term debtors and creditors are excluded from the disclosures, other than currency risk disclosures.

FOREIGN CURRENCY RISK
The Group has subsidiaries that operate and trade in the US, with revenues, expenses and financing denominated principally in US dollars. Through these overseas operations, the Group is subject to foreign exchange risk, including the risk of fluctuations in the Group’s net investment in, and reported profits from, foreign subsidiaries when translated into sterling. In addition, the UK trading subsidiary enters into contracts in a variety of foreign currencies.
    The Group had overall surplus cash funds throughout the year, but had to determine in which currency to hold cash available for working capital and surplus funds. This was done with reference to anticipated future expenditure patterns and relative returns on funds held in different currencies. The Group’s current policy is to hold surplus funds in sterling over the long term, which currently achieves a higher interest rate return, whilst mitigating the risk of fluctuations in the Group’s net assets, when reported in sterling.
   From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s profits when reported in sterling. Typically, in 2004 the Group took out forward contracts for known significant foreign currency transactions only. Following settlement of the Canton agreement for $19m in 2004, the Group took out forward contracts to sell $19m and buy sterling at forward exchange rates of between 1.77 and 1.79. In addition, there was a forward contract to sell dollars and buy sterling outstanding at the year end. This was for $5m and was settled in January 2005, at a rate of 1.75235. At 31 December 2004, the fair value of the forward contract, estimated using year-end exchange rates, was £0.3m. Under the Group’s accounting policy, this gain was recognised in the profit and loss account as another debtor, matching exchange losses on the hedged transaction.

THE INFORMATION IN THIS BORDER HAS NOT BEEN AUDITED

A	INVESTMENT IN JOINT VENTURE

	IN JANUARY 2004, WE ANNOUNCED THAT, FOLLOWING A REVIEW OF OUR PROJECTS AND OPERATIONS, WE WOULD DISCONTINUE WORK ON SOME R&D PROJECTS. THE H.PYLORI PROGRAMME WAS ONE OF THOSE PROJECTS. DURING 2004, WE HAVE COMMENCED THE PROCESS OF WINDING DOWN	THE JOINT VENTURE COMPANIES; WE EXPECT THIS PROCESS WILL CONCLUDE DURING 2005. THE JOINT VENTURES INCURRED A SMALL AMOUNT OF EXPENDITURE DURING 2004 AND WILL CONTINUE TO DO SO UNTIL THE WIND-DOWN IS COMPLETE.

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63

23 FINANCIAL INSTRUMENTS (CONTINUED)
During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks’ discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year end.
  Where Group companies have monetary assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary’s functional currency. With the exception of gains and losses on those inter-company balances that are considered to be ‘as permanent as equity’ and recorded in reserves, foreign exchange gains and losses arising are recorded immediately in the profit and loss account. These amounts include sterling-denominated cash balances held in the US, US dollar- and euro-denominated balances held by the Company, and a US dollar-denominated overdraft facility held by a UK subsidiary. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.
   The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency net of forward contracts hedging these exposures.

B NET FOREIGN CURRENCY MONETARY ASSETS
				2004

	Sterling	US dollar	Euros	Total
	£m	£m	£m	£m

Functional currency of Group operation:
Sterling	–	12.4	0.9	13.3
Dollars	11.3	–	5.7	17.0

	11.3	12.4	6.6	30.3

				2003

	Sterling	US Dollar	Euros	Total
	£m	£m	£m	£m

Functional currency of Group operation:
Sterling	–	11.9	5.5	17.4
Dollars	29.0	–	–	29.0

	29.0	11.9	5.5	46.4

INTEREST RATE RISK
The Group finances its operations predominantly through cash and liquid resources generated through operating activities, from the issuance of equity shares, through finance leases and through an overdraft facility. It is the Group’s policy to invest surplus cash on deposit, or in money market funds managed by professional money managers. The performance of the investments is reviewed by management on a regular basis to ensure that competitive rates of return are being achieved, subject to the Board’s requirement relating to the accessibility of funds and standing of financial institutions used (see below). The Board reviews regularly the financing facilities available to the Group to ensure competitive rates of interest are being obtained. No interest is receivable on certain long-term debtors arising from the Canton settlement agreement.

LIQUIDITY RISK
The Board monitors the level of cash and liquid resources on a regular basis, and management on a daily basis, to ensure that the Group has sufficient liquid funds to enable it to meet its commitments as they fall due. This is achieved through the production and review of cash forecasts, including sensitivity analyses. Approximately 60% of the Group’s cash and liquid resources are managed on a discretionary basis by a third party within strict parameters that have been set by the Board. The remainder is invested in managed funds or invested in bank deposits within the parameters set by the Board. These parameters include the requirement that the institutions used must have a minimum rating of Aa2 long-term or P-1 short-term, and a maximum investment with any one counter-party of £20m.

A	NET FOREIGN CURRENCY MONETARY ASSETS

ITEMS WITHIN THIS TABLE ARE CASH, SHORT TERM

INVESTMENTS, DEBTORS AND CREDITORS HELD BY COMPANIES WITHIN THE GROUP IN A CURRENCY THAT IS DIFFERENT TO THAT COMPANY’S FUNCTIONAL CURRENCY. EXCHANGE GAINS AND LOSSES ARISING ON TRANSLATION OF THESE BALANCES IS RECORDED IN THE PROFIT AND LOSS ACCOUNT OF THE ENTITY CONCERNED.

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64	Notes to Group financial statements 31 DECEMBER 2004

23 FINANCIAL INSTRUMENTS (CONTINUED)
FINANCIAL ASSETS
The Group had cash and liquid resources of £101.8m at 31 December 2004 (2003 – £125.2m). The majority of these resources are invested in managed funds or on bank deposit, denominated in sterling, US dollars and euros. Approximately 30% of the Group’s cash and liquid resources is available for use with a day’s notice, with the remainder being invested on deposits of up to 12 months. In addition, the Group had (before discounting) £2.6m (being £2.4m after discounting) owing from Baxter in 2006 as part of the Canton settlement (see note 4iv). The Group also held shares in Medivir AB (see note 16), an investment which did not subject the Group to interest rate risk as it had no maturity date. These were sold in 2004 to realise the cash value of the asset.

A PROFILE OF INTEREST RATE RISK OF THE GROUP’S FINANCIAL ASSETS

	Fixed interest rate	Floating interest rate			Weighted average interest
			Non-interest bearing
				Total
2004	£m	£m	£m	£m	rate

Short-term investments:
Sterling	70.7	–	–	70.7	4.6%
Dollars	0.2	–	–	0.2	1.4%
Euros	–	–	–	–	–

	70.9	–	–	70.9
Cash:
Sterling	–	16.6	–	16.6	4.6%
Dollars	–	13.4	–	13.4	1.4%
Euros	0.7	0.2	–	0.9	6.1%

	0.7	30.2	–	30.9

Debtors due after one year	–	–	2.4	2.4	n/a

Total financial assets	71.6	30.2	2.4	104.2

Weighted average period of return	51 days	1 day	6 months

2003

Short-term investments:
Sterling	53.5	–	–	53.5	3.0%
Dollars	8.5	–	–	8.5	1.4%
Euros	–	–	–	–	–

	62.0	–	–	62.0
Cash:
Sterling	15.4	17.8	–	33.2	3.0%
Dollars	–	24.5	–	24.5	1.4%
Euros	5.3	0.2	–	5.5	2.5%

	20.7	42.5	–	63.2

Fixed asset investment: trade investment	–	–	0.8	0.8	n/a

Total financial assets	82.7	42.5	0.8	126.0

Weighted average period of return	67 days	1 day	n/a

FINANCIAL LIABILITIES
The Group has a dollar-denominated overdraft facility, as explained in note 20, which was fully utilised at 31 December 2004 (2003 – fully utilised). Interest on the facility is charged at 0.35% per annum above the bank base rate for dollars.
    The Group has a $40m (c. £21m) finance lease facility. This was arranged through Baxter and was approved by shareholders in December 2001. In 2001 the Group drew down $18.6m (£14.0m) and has made no further draw-downs from the facility.

THE INFORMATION IN THIS BORDER HAS NOT BEEN AUDITED

A	PROFILE OF INTEREST RATE RISK OF THE GROUP’S
FINANCIAL ASSETS

	FINANCIAL ASSETS SHOWN HERE DO NOT INCLUDE, AS NOTED ON PAGE 62, SHORT TERM DEBTORS AND CREDITORS ARISING DIRECTLY FROM THE GROUP’S OPERATIONS. CASH AND SHORT TERM INVESTMENTS, PLUS BALANCES	DUE UNDER THE CANTON SETTLEMENT, ARE INCLUDED HERE. THE GROUP RECEIVES DIFFERENT RATES OF INTEREST ON THE CASH AND SHORT TERM INVESTMENTS, DEPENDING LARGELY ON THE UNDERLYING CURRENCY.

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65

23 FINANCIAL INSTRUMENTS (CONTINUED)
 FINANCIAL LIABILITIES (CONTINUED)
The repayment schedule for the lease financing required that interest only was repaid in 2003 and capital and interest are repayable over 2004 to 2006. The Group had an option to repurchase all of the facility’s assets in December 2003, and on each anniversary thereafter, for the capital balance outstanding at that time, plus any accrued but unpaid interest due at the time, and a make-whole payment (discounted to present value) equal to the projected future interest stream payable to the end of the lease term.
     The non-interest bearing deferred and contingent liability in relation to the acquisition of BPC is included within creditors (see notes 20 and 21).
    The profile of the interest rate risk and the future minimum obligations (net of finance charges) is set out below.

B PROFILE OF THE GROUP’S FINANCIAL LIABILITIES
	Fixed	Floating			Weighted
	interest	interest	Non-interest		average	Maturing
	rate	rate	bearing	Total	interest	within
2004	£m	£m	£m	£m	rate	(years)

Creditors due within one year:
Overdraft	–	3.6	–	3.6	1.6%	one
Finance lease	3.1	–	–	3.1	6.25%	one
Deferred and contingent consideration	–	–	1.7	1.7	n/a	one
Creditors after one year:
Finance lease	3.1	–	–	3.1	6.25%	one to two
Finance lease	3.2	–	–	3.2	6.25%	two to five
Deferred and contingent consideration	–	–	0.5	0.5	n/a	one to two

Total financial liabilities	9.4	3.6	2.2	15.2

2003

Creditors due within one year:
Overdraft	–	3.9	–	3.9	1.5%	one
Finance lease	3.0	–	–	3.0	6.25%	one
Deferred and contingent consideration			0.3	0.3	n/a	one
Creditors after one year:
Finance lease	4.0	–	–	4.0	6.25%	one to two
Finance lease	5.6	–	–	5.6	6.25%	two to five
Deferred and contingent consideration	–	–	2.6	2.6	n/a	one to two

Total financial liabilities	12.6	3.9	2.9	19.4

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
There is no material difference between the book values and fair values of the Group’s financial assets and liabilities as at 31 December 2004. Fair values have been calculated by discounting cash flows at prevailing interest rates.

24 CALLED-UP SHARE CAPITAL
	Year ending 31 Dec 04		Year ending 31 Dec 03

	Number	£m	Number	£m

Authorised shares of 10p each
At 1 January and 31 December	140,000,000	14.0	140,000,000	14.0

Allotted, called-up and fully paid ordinary shares of 10p each
At 1 January	105,637,848	10.6	99,011,883	9.9
Baxter subscription	–	–	4,636,391	0.5
Other – exercise of share options	1,581,481	0.1	1,989,574	0.2

At 31 December	107,219,329	10.7	105,637,848	10.6

B	PROFILE OF THE GROUP’S FINANCIAL LIABILITIES

FINANCIAL LIABILITIES ARE BALANCES THAT THE GROUP OWES
TO OTHER PARTIES. THESE ARE SUBJECT TO INTEREST RATES
AT VARYING AMOUNTS AND ARE REPAYABLE OVER DIFFERING
TIME PERIODS AS NOTED IN THE TABLE. ALL THE FINANCIAL
LIABILITIES IN THE TABLE ARE DOLLAR-DENOMINATED.

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66	Notes to Group financial statements 31 DECEMBER 2004

24 CALLED-UP SHARE CAPITAL (CONTINUED)
In 2000, an alliance was formed with Baxter involving a series of agreements, including a subscription by Baxter in Acambis. The subscription was made in instalments between December 2000 and March 2003. Baxter sold its full 20.3% holding in the Company in December 2003. Consideration received through the exercise of share options amounted to £1.9m (2003 – £1.9m).

SHARE OPTION SCHEMES
The Group operates several share option schemes. Options outstanding under the various schemes, as defined in the remuneration report on pages 32 to 41, are as follows:

	1 Jan 03	Granted	Exercised	Lapsed	31 Dec 03
Scheme	’000	’000	’000	’000	’000

1995	945	–	(940)	–	5
1996	319	79	(72)	(8)	318
1999	4,054	1,026	(820)	(335)	3,925
SAYE	318	35	(153)	(8)	192
ESPP	–	79	–	–	79
1990 US2	181	–	(4)	(10)	167
1995 US3	191	–	–	(1)	190

Total	6,008	1,219	(1,989)	(362)	4,876

	1 Jan 04	Granted	Exercised	Lapsed	31 Dec 04
Scheme	’000	’000	’000	’000	’000

1995	5	–	(5)	–	–
1996	318	70	(113)	(42)	233
1999	3,925	864	(1,277)	(339)	3,173
SAYE	192	24	(105)	(6)	105
ESPP[1]	79	20	–	(14)	85
1990 US2	167	–	(46)	–	121
1995 US3	190	–	(35)	–	155

Total	4,876	978	(1,581)	(401)	3,872

A breakdown of the total options outstanding at 31 December 2004 is as follows:

			Period in which
	Number	Weighted average	exercisable in
Scheme	’000	exercise price	normal circumstances

1996	233	£2.34	Until Dec 14
1999	3,173	£2.38	Until Dec 14
SAYE	105	£2.20	Until Apr 08
ESPP[4]	85	£2.98	Jun 05 – Sept 06
1990 US2	121	$4.65	Until Jun 09
1995 US3	155	$9.11	Until Jun 07

Total	3,872

NOTES
1	During 2003, an Employee Share Purchase Plan was set up for US-based employees. This plan is similar to the UK Save-As-You-Earn scheme.
2	The OraVax 1990 Stock Incentive Plan.
3	The OraVax 1995 Stock Incentive Plan.

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67

24 CALLED-UP SHARE CAPITAL (CONTINUED)
SHARE OPTION SCHEMES (CONTINUED)
Whilst they have no present intention of utilising such authority, at the AGM to be held on 11 May 2005 the Directors will seek authority from the shareholders to allot shares up to an aggregate nominal value of £3,276,481 (32,764,815 ordinary shares of 10p each), being the unissued ordinary shares of the Company at 8 March 2005. Currently, the Directors have authority to allot shares up to an aggregate nominal value of £3,409,513.
     The Group operates an Inland Revenue-approved Save-As-You-Earn scheme in the UK and an Employee Share Purchase Plan scheme in the US and has taken advantage of the exemption given in UITF 17 from recognising a charge in the profit and loss account for the discount on those options.

25 RESERVES
		2004

	Share premium	Profit and
	account	loss account
Group reserves	£m	£m

At 1 January as previously stated	96.0	(19.7)
A Prior-year adjustment – UITF 17 (revised)	–	–
A Prior-year adjustment – UITF 38	–	(0.4)

At 1 January restated	96.0	(20.1)
Issue of new shares	1.8	–
Loss on foreign currency exchange	–	(2.5)
Credit in respect of employee share schemes	–	0.3
Retained profit for the year	–	19.8

At 31 December	97.8	(2.5)

The prior-year adjustment relates to the implementation of UITF 17 (revised) and UITF 38. The adoption of UITF 17 (revised) has resulted in a decrease in staff costs of £nil (2003 – £0.2m). The adoption of UITF 38 has resulted in a change in the presentation of shares in the ESOP trust controlled by the Group as a deduction in arriving at shareholders’ funds, and has led to a decrease in shareholders’ funds of £0.1m (2003 – £0.4m).

A	RESTATEMENT OF PRIOR-YEAR NUMBERS

THE ADOPTION OF UITF 17 (REVISED) AND UITF 38 REQUIRES TRANSACTIONS AND BALANCES RELATING TO EMPLOYEE
SHARE SCHEMES AND ESOP TRUSTS TO BE RECORDED
DIFFERENTLY IN 2004. FOR COMPARATIVE PURPOSES, THE
	2003 BALANCES MUST ALSO BE RESTATED, SO THAT LIKE-FOR-	LIKE BALANCES AND AMOUNTS ARE SHOWN. THIS RESULTS IN A PRIOR-YEAR ADJUSTMENT, WHICH IS SHOWN IN THE RESERVES NOTE, ALLOWING THE READER OF THE ACCOUNTS TO SEE THE IMPACT OF THE NEW ACCOUNTING RULES.

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68	Notes to Group financial statements 31 DECEMBER 2004

25 RESERVES (CONTINUED)
The Group has adopted UITF 38 in the year by means of a prior-year adjustment. As a result of the change in accounting policy, the cost of own shares is presented as a deduction from the profit and loss reserve, included in shareholders’ funds. Previously, own shares held were included within investments and were stated at the lower of cost and realisable value.

		2004

	Share premium	Profit and
	account	loss account
Company reserves	£m	£m

At 1 January as previously stated	95.8	1.3
Prior-year adjustment – UITF 17 (revised)	–	–
Prior-year adjustment – UITF 38	–	(0.4)

At 1 January restated	95.8	0.9
Issue of new shares	1.8	–
Loss on foreign currency exchange	–	(1.9)
Credit in respect of employee share schemes	–	0.3
Retained profit for the year	–	5.5

At 31 December	97.6	4.8

At 31 December 2003, the cumulative amounts charged to the profit and loss account under UITF 17 equalled the amounts that would have been charged under UITF 17 (revised 2003). As such, no prior-year adjustment arising from the adoption of UITF 17 (revised) is recorded in the Group statement of total recognised gains and losses. The adoption of UITF 38 has given rise to a prior-year adjustment of £0.4m, representing the re-presentation of the cost of the shares in the ESOP from a fixed asset investment to a reduction in shareholders’ funds. This adjustment does not give rise to a gain or loss which is reportable in the Group statement of total recognised gains and losses.
     At 31 December 2004, Acambis Employees’ Trustees Limited held 62,190 (2003 – 582,532) ordinary shares in the Company with a nominal value of £0.01m (2003 – £0.1m). The cost of these shares of £0.1m (2003 – £1.2m) is recorded as a deduction in the profit and loss reserve. The total market value of these shares at 31 December 2004 is £0.2m (2003 – £1.8m). All shares held by the Trust have been allocated to long-term incentive awards and a charge has been made in respect of all of these shares. All costs relating to the administration of the Trust are dealt with in the accounts of the Company as they arise.
     During the year, a charge of £0.3m (2003 – £0.3m) was made in relation to those long-term incentive awards whose performance criteria at 31 December 2004 are expected to be met.

26 RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS’ FUNDS – ALL EQUITY

		2003
	2004	(restated)
	£m	£m

Retained profit for the period	19.8	35.7
Loss on foreign currency exchange	(2.5)	(3.8)
Credit in respect of employee share schemes	0.3	0.2

	17.6	32.1
New share capital subscribed	1.9	8.9

Net increase in shareholders’ funds	19.5	41.0
Opening shareholders’ funds – all equity (originally £86.9m before prior-year adjustment of £0.4m)	86.5	45.5

Closing shareholders’ funds – all equity	106.0	86.5

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69

27 RECONCILIATION OF THE OPERATING PROFIT/(LOSS) TO NET CASH IN/(OUT) FLOW FROM OPERATING ACTIVITIES
		2003
	2004	(restated)
	£m	£m

Group operating profit	22.1	37.6
Depreciation and amortisation	7.6	4.4
Decrease in stock	10.5	28.3
(Increase)/decrease in debtors	(5.3)	47.9
Decrease in creditors	(20.4)	(29.5)
(Decrease)/increase in deferred income	(36.4)	29.3
Exchange differences arising on inter-company balances	(0.6)	(0.3)
Other	3.0	1.4 .

Net cash (outflow)/inflow from operating activities	(19.5)	119.1

In 2003 and 2004, all cash flows arose from continuing operating activities. The Group operating profit in 2004 of £19.8m includes exceptional income relating to the Canton settlement of £10.2m (see note 4iv) of which £5.1m had been received in 2004, with the rest being shown in the movement in debtors. Of the exceptional cost of £0.7m relating to restructuring costs (see note 4ii) £0.6m was paid in the year, with the rest being shown in the movement in creditors. The exceptional cost of £1.9m relating to the Canton impairment (see note 4i) had no cash effect, and is shown within depreciation above.

28 ANALYSIS AND RECONCILIATION OF NET FUNDS/(DEBT)

			Non-cash	Exchange
	1 Jan 03	Cash flow	movement	movement	31 Dec 03
	£m	£m	£m	£m	£m

Cash	11.7	51.5	–	–	63.2
Liquid resources	0.1	61.9	–	–	62.0

	11.8	113.4	–	–	125.2
Overdraft facility	(4.3)	–	–	0.4	(3.9)
Finance lease	(14.0)	–	–	1.4	(12.6)

Net (debt)/funds	(6.5)	113.4	–	1.8	108.7

			Non-cash	Exchange
	1 Jan 04	Cash flow	movement	movement	31 Dec 04
	£m	£m	£m	£m	£m

Cash	63.2	(30.7)	–	(1.6)	30.9
Liquid resources	62.0	9.5	–	(0.6)	70.9

	125.2	(21.2)	–	(2.2)	101.8
Overdraft facility	(3.9)	–	–	0.3	(3.6)
Finance lease	(12.6)	2.5	(0.2)	0.9	(9.4)

Net funds/(debt)	108.7	(18.7)	(0.2)	(1.0)	88.8

	2004	2003
	£m	£m

(Decrease)/increase in cash	(30.7)	51.5
Increase in liquid resources	9.5	61.9

(Decrease)/increase in cash and liquid resources	(21.2)	113.4
Finance lease payments	2.5	–

Change in net (debt)/funds arising from cash flows	(18.7)	113.4
Non-cash element of finance lease	(0.2)	–
Exchange adjustments	(1.0)	1.8

Movement in net (debt)/funds	(19.9)	115.2
Net funds/(debt) at 1 January	108.7	(6.5)

Net funds at 31 December	88.8	108.7

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70	Notes to Group financial statements 31 DECEMBER 2004

29 FINANCIAL COMMITMENTS
i) LEASE COMMITMENTS
The minimum annual rentals payable by the Group under non-cancellable operating leases are as follows:

	Land and buildings		Plant and machinery

	2004	2003	2004	2003
Group lease commitments	£m	£m	£m	£m

Operating leases which expire:
In one to two years	1.0	–	–	–
Within two to five years	0.1	1.2	–	0.1
After more than five years	0.6	0.5	–	–

	1.7	1.7	–	0.1

	Land and buildings		Plant and machinery

	2004	2003	2004	2003
Company lease commitments	£m	£m	£m	£m

Operating leases which expire:
After more than five years	0.6	0.5	–	–

In March 2000, the Group entered into a sub-lease with Medivir UK Limited (Medivir) with respect to a part of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, such that 45% of the facility was rented to Medivir until November 2004. During 2004, Medivir contributed £0.2m (2003 – £0.3m) in operating lease rentals relating to land and buildings.

ii) CAPITAL COMMITMENTS
At the end of the year, capital commitments contracted but not provided for were £0.2m (2003 – £0.2m).

iii) PENSION ARRANGEMENTS
The Group provides pension benefits to all full-time employees on a defined contribution basis. The Company operates a self-administered, Inland Revenue-approved pension scheme for UK Executive Directors. Other employees may operate private personal pension schemes. The normal age of retirement for UK staff is 65 years. In the US, the Group offers a ‘401k Savings and Retirement Plan’ for all employees, including Executive Directors. The Group pension cost (including 401k costs) for the year was £0.4m (2003 – £0.4m). At the year end, the Group owed £0.2m (2003 – £nil) to the pension schemes. This amount is shown in the balance sheet under ‘Creditors: amounts falling due within one year’.

iv) COMMITMENTS IN RESPECT OF BPC
At the year end the Group had balances of deferred and contingent consideration (see note 20).

30 RELATED PARTY TRANSACTIONS
Under the provisions of FRS8, ‘Related Party Disclosures’, it is not necessary to disclose related party transactions between the Company, Acambis Research Limited, Acambis Inc., Smallpox Biosecurity Limited and BPC because they are eliminated on preparation of the Group’s financial statements.
     As described in note 22, the Group has an interest in the Joint Venture. Since May 1999, Acambis has performed a pre-agreed work programme on behalf of the Joint Venture. Costs incurred by the Group on behalf of the Joint Venture and corresponding turnover received from the Joint Venture have been included in the Group’s financial statements. For the year ended 31 December 2004, the Group has included turnover of £0.1m (2003 – £0.3m) in respect of costs incurred in performing services for the Joint Venture and a loss of £nil (2003 – £0.1m) within its Group financial statements. At 31 December 2004, the amounts the Group owed to the Joint Venture amounted to £nil (2003 – £nil). Amounts owed by the Joint Venture to the Group at 31 December 2004 were £nil (2003 – £nil).

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Summarised Group statements	71

SELECTED FINANCIAL INFORMATION
The following selected financial information for each of the fiscal years in the five-year period ended 31 December 2004 has been derived from Acambis’ audited Group financial statements. The audited financial statements have been prepared in accordance with the Companies Act 1985 and UK GAAP. The Group financial statements for the two-year period ended 31 December 2004 are included elsewhere in this Annual Report.
      The results and balance sheet for 2003 have been restated to take account of the adoption of UITF 38 and UITF 17 (revised) in 2004. The results and balance sheets of years prior to 2003 have not been restated for these new standards.

				Year ended 31 Dec

		2003
	2004	(restated)	2002	2001	2000
	£m	£m	£m	£m	£m

Statement of operations data:
UK GAAP
Turnover (revenues)	85.5	169.1	79.7	8.9	6.2
Cost of sales	(34.3)	(98.4)	(49.2)	(5.1)	(0.5)

Gross profit	51.2	70.7	30.5	3.8	5.7
Research and development costs	(28.9)	(19.9)	(16.5)	(13.0)	(14.4)
Sales and marketing costs	(2.7)	(1.3)	–	–	–
Administrative costs (including amortisation of goodwill)	(5.1)	(4.5)	(4.3)	(3.5)	(2.9)
Exceptional administrative cost: Canton plant impairment	(1.9)	–	–	–	–
Exceptional administrative cost: restructuring costs	(0.7)	–	–	–	–
Exceptional administrative cost: settlement of BTG agreement	–	(7.4)	–	–	–
Exceptional other operating income: settlement of Canton agreement	10.2	–	–	–	–

Total operating expenses	29.1	33.1	20.8	16.5	17.3

Operating profit/(loss)	22.1	37.6	9.7	(12.7)	(11.6)
Interest receivable, net	3.9	1.1	(0.5)	0.7	0.8
Amounts released against fixed asset investment	–	0.5	(0.1)	(0.4)	–
Loss on disposal of fixed asset investment	(0.1)	–	–	–	–
Exchange gain/(loss) on US currency borrowings	0.3	0.4	0.5	(0.1)	(0.3)
Taxation	(6.4)	(3.9)	–	0.1	–

Profit/(loss) on ordinary activities after taxation	19.8	35.7	9.6	(12.4)	(11.1)

Basic earnings/(loss) per ordinary share	£0.19	£0.35	£0.10	£(0.14)	£(0.14)

Number of shares – weighted average	106,300,080	102,823,221	96,101,507	91,027,463	79,638,484

Diluted earnings/(loss) per ordinary share	£0.18	£0.34	£0.10	£(0.14)	£(0.14)

Number of shares – weighted average	108,649,389	104,393,147	98,976,882	91,027,463	79,638,484

					As at 31 Dec

		2003
	2004	(restated)	2002	2001	2000
	£m	£m	£m	£m	£m

Balance sheet data:
UK GAAP
Cash and liquid resources	101.8	125.2	11.8	22.2	21.1
Working capital (including debtors due after one year)	79.7	58.9	30.7	19.4	21.2
Fixed assets (tangible)	17.5	21.0	20.0	12.3	3.2
Fixed assets (intangible)	16.0	18.4	13.6	14.8	16.0
Total assets	159.4	196.0	153.8	64.8	52.8
Long-term obligations	(6.8)	(12.3)	(18.9)	(20.5)	(6.5)
Called-up share capital	10.7	10.6	9.9	9.3	8.9
Shareholders’ equity (net assets)	106.0	86.5	46.3	27.7	36.1

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72	Shareholder information

A SUBSTANTIAL SHAREHOLDINGS
The shareholdings in the table set out below represent the shareholdings amounting to 3% or more of the ordinary share capital of the Company that had been notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985, at the time of publication of the 2003 and 2004 Annual Reports.
     The figures in the column entitled ‘2003 Annual Report’ do not necessarily represent the current shareholdings or percentages held by the respective shareholders.

	As at 8 March 2005		2003 Annual Report

	Number of		Number of
	shares held	Percentage	shares held	Percentage

A INVESCO Perpetual UK Investment Series	18,385,000	17.14%	–	–
F&C Asset Management plc	10,646,451	9.93%	–	–
Legal & General Investment Management Ltd	6,467,972	6.03%	–	–
Morley Fund Management Limited	6,356,645	5.93%	5,867,927	5.54%
Fidelity Management & Research Company	4,536,252	4.23%	–	–

As far as is known to the Directors, the Company is not directly or indirectly owned or controlled by another corporation or by any other government and the only shareholder directly or indirectly owning more than 10% of the Company is shown in the above table. All shareholders have the same voting rights.

ANALYSIS OF SHARE REGISTER AT 8 MARCH 2005

				Percentage
	Number	Percentage of	Number	of issued
Shareholding	of holders	total holders	of shares	share capital

1-1,000	1,454	57.0	749,569	0.7
1,001-5,000	691	27.0	1,611,469	1.5
5,001-100,000	295	11.5	6,141,680	5.7
100,001-500,000	74	2.9	17,422,889	16.2
500,001-1,000,000	19	0.7	14,128,185	13.2
1,000,001 and over	23	0.9	67,182,933	62.7

	2,556	100.0	107,236,725	100.0

US record holders, including ADR holders, held approximately 4.3% of the issued share capital of ordinary 10p shares.

NATURE OF TRADING MARKET
COMPARATIVE MARKET PRICE INFORMATION
Acambis shares are traded on the LSE under the symbol ‘ACM’ and on the US NASDAQ National Market in the form of ADRs under the symbol ‘ACAM’.

THE INFORMATION IN THIS BORDER HAS NOT BEEN AUDITED

A SUBSTANTIAL SHAREHOLDINGS

DURING THE YEAR, THE AMVESCAP GROUP, WHICH INCLUDES INVESCO PERPETUAL UK INVESTMENT SERIES, BECAME ACAMBIS’ SINGLE LARGEST SHAREHOLDER, HAVING ACQUIRED JUST OVER 24% OF OUR ISSUED SHARE CAPITAL. IN ADDITION, TWO ACAMBIS SHAREHOLDERS, ISIS AND F&C, MERGED, CREATING A NEW ENTITY, F&C, WITH A SHAREHOLDING EQUIVALENT TO JUST UNDER 10% OF OUR ISSUED SHARE CAPITAL.

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Shareholder information	73

The following tables set out the high and low closing mid-market prices for Acambis’ shares and close prices for ADRs:

			Shares		ADRs

	B	High	Low	High	Low

	Calendar year	Pence per ordinary share		Dollars per ADR

	2000	134.0	51.5	n/a	n/a
	2001	353.0	103.5	10.22	3.33
	2002	379.0	181.0	11.06	5.67
2003	First quarter	281.0	207.5	9.10	6.40
	Second quarter	365.0	252.0	12.38	7.88
	Third quarter	396.0	306.5	12.85	9.83
	Fourth quarter	364.5	274.0	12.30	9.80
2004	First quarter	371.0	300.0	14.41	11.04
	Second quarter	364.0	300.0	13.63	10.55
	Third quarter	352.5	292.3	13.30	10.48
	Fourth quarter	300.0	244.3	10.70	4.46
	Monthly high and low prices (for the last full six months) are as follows:
	September 2004	327.5	292.3	11.46	10.48
	October 2004	300.0	260.0	10.70	9.46
	November 2004	274.0	256.0	10.19	9.55
	December 2004	257.0	244.3	10.15	9.61
	January 2005	263.0	250.3	9.88	9.51
	February 2005	283.0	255.5	10.67	9.66

As of 8 March 2005, the mid-market price of an Acambis share was 268p and the close price of an Acambis ADR was $10.32. The number of outstanding ordinary shares of 10p each at that date was 107,235,185.

COMPARATIVE DIVIDEND INFORMATION
Acambis has never paid any cash dividends on its shares and does not anticipate paying cash dividends for the foreseeable future.

ANNUAL GENERAL MEETING
The AGM of the Company will be held at 10.00 a.m. on 11 May 2005 at the offices of Morrison & Foerster MNP, CityPoint, One Ropemaker Street, London EC2Y 9AW. The Notice of AGM accompanies this Annual Report. In addition to the reappointment of PricewaterhouseCoopers LLP as Auditors authority in respect of special business is being sought:

•	to give the Company the authority to purchase up to 10% of its own issued ordinary shares at a price of not less than 10p per share and not more than 5% above the average of the middle market quotations of the Company’s shares as shown in the LSE Daily Official List for the five dealing days before the purchase is made. This authority shall expire at the conclusion of the Company’s next AGM or 15 months from the passing of this resolution, whichever is the earlier; and
•	to disapply the statutory pre-emption rights in respect of the allotment of new shares pursuant to rights issues or otherwise for cash up to an aggregate nominal value of £536,176, being 5% of the currently issues ordinary shares of the Company in accordance with the current guidelines of the Investment Committee of the Association of British Insurers and the National Association of Pension Funds. This authority shall expire at the conclusion of the Company’s next AGM or 15 months from the passing of this resolution, whichever is the earlier; and
•	to adopt new Articles of Association to bring them up-to-date with best practice and include items such as web voting and Treasury shares. Please refer to the Appendix (summary of substantive changes resulting from adoption of new Articles) enclosed with the Notice of AGM, for a summary of the proposed substantive changes to the Articles.

MEMORANDUM AND ARTICLES OF ASSOCIATION
A copy of both the Memorandum and Articles of Association of the Company has been filed with the Registrar of Companies. The Memorandum contains the fundamental provisions of the Company’s constitution. The Articles contain the rules for the internal management and control of the Company.

DOCUMENTS ON DISPLAY
Certain documents referred to in this Annual Report are available for inspection at the registered office of the Company.

B ADR

IN FEBRUARY 2004, WE CHANGED THE RATIO OF OUR ADR, WHICH HAS HAD THE EFFECT OF BRINGING THE ADR PRICE MORE IN LINE WITH OUR PEERS’. PREVIOUSLY, EACH ADR REPRESENTED 10 ORDINARY SHARES. SINCE FEBRUARY 2004, EACH ADR HAS REPRESENTED TWO ORDINARY SHARES.

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Company information and advisers

ACAMBIS PLC
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT, UK
Telephone +44 (0) 1223 275 300
Fax +44 (0) 1223 416 300
Email: acambis@acambis.com
www. acambis.com

COMPANY SECRETARY, REGISTERED OFFICE AND GROUP HEADQUARTERS
Elizabeth Brown
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT, UK
Telephone +44 (0) 1223 275 300

Registered number 2863682
Date of incorporation 19 October 1993
Country of jurisdiction England and Wales

ACAMBIS US OPERATIONS
Acambis Inc.
38 Sidney Street
Cambridge
Massachusetts 02139, USA
Telephone +1 617 761 4200

Berna Products Corporation
4216 Ponce de Leon Boulevard
Coral Gables
Florida 33146, USA
Telephone +1 800 392 9490

SHAREHOLDER INFORMATION
The share price is obtainable in most UK and US national newspapers and on Acambis’ website at www.acambis.com

LSE mnemonic – ACM
US NASDAQ National Market ticker symbol – ACAM

Reuters reference – ACM.L

ANALYST COVERAGE OF ACAMBIS
ABN Amro
Cazenove
CODE Securities
Credit Suisse First Boston
Deutsche Bank
Evolution Securities
Goldman Sachs
ING
Jefferies
KBC Peel Hunt
Merrill Lynch
Nomura
Numis Securities
Panmure Gordon
Teather & Greenwood
UBS

ANNOUNCEMENTS
First quarter results – May
Second quarter/interim results – September
Third quarter results – November
Final results – March

CORPORATE ADVISERS
Legal advisers
Morrison & Foerster MNP
CityPoint
One Ropemaker Street
London EC2Y 9AW, UK

Bankers
Barclays Bank PLC
Corporate Banking
PO Box 885
Mortlock House
Vision Park
Histon
Cambridge CB4 9DE, UK

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU, UK

Auditors
PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN, UK

Merchant in collaboration with Crescent Lodge. Printed by St Ives Westerham Press.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: [ ] April 2005		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications